Financial Report

Fiscal year ended
March 31, 2018

Your worldwide
training partner
of choice

CAE

Training partner of choice.

CAE is a global leader in training for the civil aviation, defence and security, and healthcare markets. Backed by a record of more than

70 years of industry firsts, we continue to help define global training standards with our innovative virtual-to-live training solutions to make flying safer, maintain defence force readiness and enhance patient safety. We have the broadest global presence in the industry, with over 8,500 employees, 160 sites and training locations in over 35 countries. Each year, we train more than 120,000 civil and defence crewmembers and thousands of healthcare professionals worldwide.

cae.com

Follow us on Twitter @CAE_Inc.

Check out our Annual Activity and Corporate Social Responsibility Report!

Our Annual Activity and Corporate Social Responsibility Report is available online. It consolidates information on our company strategy, fiscal year 2018 performance and corporate social responsibility (CSR) into one document.

Integrating our reporting in this way enables us to provide stakeholders with a single source of information in key areas. It also signals that CSR is inseparable from our core business strategy and activities. cae.com/ActivityReport

Message from the Chair of the Board

Stronger than ever

In fiscal 2018, CAE’s management once again strengthened the company’s financial and operational performance. This included new records in order intake and backlog, as well as solid growth in our return on capital employed. We also raised our shareholder dividend for the seventh consecutive year. The evidence is unequivocal—we have a strong management team implementing the right strategy.

A winning strategy

Our strategic focus on delivering innovative end-to-end training servicesonaglobalscalegeneratedsignificantresultsinfiscal2018. WiththesupportofCAE’smorethan8,500professionalsworldwide, we won contracts with an increasing number of customers. Our end markets are benefiting from secular growth tailwinds and we foresee sustainable, profitable growth and an expanded market reach in training across all CAE segments.

As a pure-play training company, we heightened our ability to spearhead industry innovation and our customers’ ability to deliver on their mission, safely and efficiently. Our next-generation pilot training solution CAE Rise™ represents an exciting step change in the way operators train their pilots and in how we help them keep the world’s skies safe. Our reputation as a leading training systems integrator for defence forces is growing as is global interest in our healthcare simulation solutions.

Strengthening governance

In fiscal 2018, we continued to reinforce our governance practices and take steps to ensure excellence in ethics and compliance. These steps included making our

Code of Business Conduct more accessible and user friendly. Also, we have made substantial progress in evolving our culture and corporate social responsibility.

We also enhanced our enterprise risk management policy and framework to help mitigate risks related to privacy, aviation safety, and cyber security, a major threat for companies today. To keep pace with our increasingly agile culture, we also improved our talent management review and succession processes.

Diversity and Board renewal

Today two of eleven CAE directors are women. As a Board, our target is to reach at least 30% by 2022. This is a key element of the renewal process underway.

As part of this process, I would like to thank outgoing corporate director General Peter J. Schoomaker, who is retiring consistent with our director age limit requirements, for his invaluable contributions over the past years. I am also pleased to welcome Michael E. Roach, former CEO of CGI Group, who joined the Board in November 2017. Michael brings deep business expertise to the Board.

Looking back as I step down

During my 23 years on CAE’s Board, I have seen this remarkable company evolve and mature beyond many people’s expectations. As testament to this success, our share price and market capitalization more than doubled in the last five years alone and our workforce grew by approximately 1,000 employees to more than 8,500. We secured major training partnerships with world-renowned airlines such as Japan Airlines and AirAsia. Also, we signed on to deliver comprehensive defence training programs around the globe.

It has been an honour to lead a Board of this calibre and I am extremely proud of what we have accomplished together. For the last time as Chair, I would like to thank our shareholders for their trust in CAE’s ability to generate meaningful economic, social and environmental benefits for stakeholders. I feel confident that, with your ongoing support, an even brighter future awaits this great company.

Message to shareholders

Opening up new horizons in training

Thanks to our talented employees, we delivered a strong performance in fiscal 2018. Our year-over-year revenues grew by 5%, earnings per share by 8% and return on capital employed increased to 12.3%*. We achieved two new annual records: a $3.9 billion order intake and a $7.8 billion backlog. The momentum of our strategic pivot from products to training services is stronger than ever. So are the fundamentals and secular tailwinds in our three core businesses.

A noble purpose that thrives

Driving this success is CAE’s noble purpose and employees’ commitment to it. What we do generates true societal benefits. We help make air travel safer, defence forces mission ready and medicalpersonnelbetterabletosavelives.Ourmissionresonates withcustomerstoo;theirconfidenceandtrustinustranslatedinto new and expanded contracts last year.

InCivilAviationTrainingSolutions,weretaineda70%globalmarket shareinfull-flightsimulatorsalesandexpandedourleadingshare of the industry’s training market. Our simulators remain best in class and, following an extensive process improvement program, are more cost competitive than ever. We signed comprehensive long-term training agreements with AirAsia, Jazz Aviation, Air TransatandVirginAtlanticAirways.Wealsowonlong-termtraining contracts with business aviation customers worldwide, including Elit’Avia and Flexjet.

With our longstanding partner AirAsia, we launched CAE  Rise™ (Real-time Insights and Standardized Evaluations), a game- changing, next-generation pilot training solution. CAE Rise™ puts real-time evidence-based insights in instructors’ hands. It fast- tracks each pilot’s development and boosts operators’ ability to deliverstandardizedtraining.Italsogivesusonemorewaytohelp keep the world’s skies safe.

Our Defence & Security teams signed $1.4 billion in orders, a record high for the second consecutive year, and generated a $3.9 billion backlog. The Royal Australian Air Force, the U.S. Navy and the U.K. Ministry of Defence extended their training contracts with us. Signing on to deliver comprehensive helicopter training systems for both the Brazilian Navy and the Qatar Emiri Air Force, and an end-to end training centre for remotely piloted aircraft for the UAE Air Force, reinforces our reputation as a leading training systems integrator.

In Healthcare, achieving strategic milestones and winning prestigious awards strengthened our position as a leader in innovative simulation-based healthcare education and training. CAE  Juno, a purpose-built, mid-fidelity clinical skills manikin for nurses, the sector’s largest market, rapidly gained traction. Other innovations launched in fiscal 2018 include CAE LucinaAR, the world’s first childbirth simulator with augmented reality.

*Adjusted before U.S. tax reform impact and net gains on strategic transactions relating to our Asian joint ventures.

New partnerships with professional medical associations and institutes increase our reach and ability to help improve patient outcomes worldwide.

Driving our culture and CSR evolution

For the past three years, we have taken decisive and significant steps to evolve our culture. You can read more about these steps in our culture change feature story. Suffice it to say that the shift underway in CAE’s culture is tangible, far reaching and empowering for all.

Employee feedback is front and centre in these changes, from our new company values to engaging new workspaces, from our streamlined performance management system to short, frequent and fun employee engagement pulse surveys. We are becoming a more agile, open and people-centric company where the employee experience is just as important as that of the customer.

Corporate social responsibility (CSR) has also been evolving, step by step, along with our culture over the past three years. Last year, we invested in taking our CSR commitment to the next level. We refined our materiality matrix, revisited our CSR pillars, developed a new roadmap and objectives, and empowered our CSR Committee to pursue more challenging goals and objectives.

Our focus in CSR is now on improving our impact and performance in four areas: Ethics and integrity, People and safety, Innovation and customer experience and Community and environment.

Maintaining our leadership and growth

While we have significant headroom in large markets, competition from many corners continues to intensify. We are turning these challenges into growth opportunities as we bring the full weight of our competitive advantages to bear. These advantages include our reputation as a globally credible, innovation thought leader and the industry’s only pure-play training company. Our independence from all original equipment manufacturers is also a key strength, as is having the highest quality, best-value, end-to-end training solutions.

Our strategic imperatives— ‘protect’ and ‘grow’—will continue to guide us in maintaining our leadership and growth momentum. Four strategic priorities will support these imperatives: delighting customers, driving innovation, bolstering talent and optimizing our capital.

At CAE, we are focused on elevating our customers’ experience to ensure that all touchpoints serve to delight them. Our new digital strategy and roadmap support our ambition to be the go-to training partner of choice worldwide. Digital represents the latest horizon in our long history of innovation. We are seizing its tremendous potential to elevate the customer experience by making it easier to interact with us. It will also help reinforce our service mindset, differentiate our training and create new revenue streams.

Bolstering our talent means recruiting, developing and retaining not only the best but also very diverse talent. Building a more agile, progressive culture and implementing our new diversity and inclusion initiatives are pivotal to achieving our strategic priorities.

And finally, we will use our strong financial position to pursue growth opportunities. This includes deploying capital to generate growth by investing in more training centres, accelerating airline outsourcing and securing more long-term defence training contracts. We will also focus on achieving double-digit growth in Healthcare and on improving our overall capital efficiency.

As we continue to live our values, all these actions are opening up new horizons in training for CAE. This, in turn, creates new opportunities to act on our noble purpose and make a world of difference for all our stakeholders.

Table of Contents
Management’s Discussion and Analysis
1.	HIGHLIGHTS		1
2.	INTRODUCTION		3
3.	ABOUT CAE		5
	3.1	Who we are	5
	3.2	Our mission	5
	3.3	Our vision	5
	3.4	Our strategy	5
	3.5	Our operations	6
	3.6	Foreign exchange	12
	3.7	Non-GAAP and other financial measures	13
4.	CONSOLIDATED RESULTS		15
	4.1	Results from operations – fourth quarter of fiscal 2018	15
	4.2	Results from operations – fiscal 2018	17
	4.3	Consolidated orders and total backlog	18
5.	RESULTS BY SEGMENT		19
	5.1	Civil Aviation Training Solutions	20
	5.2	Defence and Security	23
	5.3	Healthcare	25
6.	CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY		27
	6.1	Consolidated cash movements	27
	6.2	Sources of liquidity	28
	6.3	Government participation	29
	6.4	Contractual obligations	29
7.	CONSOLIDATED FINANCIAL POSITION		30
	7.1	Consolidated capital employed	30
	7.2	Off balance sheet arrangements	32
	7.3	Financial instruments	32
8.	BUSINESS COMBINATIONS		35
9.	BUSINESS RISK AND UNCERTAINTY		35
	9.1	Risks relating to the industry	35
	9.2	Risks relating to the Company	37
	9.3	Risks relating to the market	40
10.	RELATED PARTY TRANSACTIONS		42
11.	CHANGES IN ACCOUNTING POLICIES		43
	11.1	New and amended standards not yet adopted	43
	11.2	Use of judgements, estimates and assumptions	44
12.	CONTROLS AND PROCEDURES		46
	12.1	Evaluation of disclosure controls and procedures	46
	12.2	Internal control over financial reporting	46
13.	OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS		46
14.	ADDITIONAL INFORMATION		46
15.	SELECTED FINANCIAL INFORMATION		47
Consolidated Financial Statements			49

Management’s Discussion and Analysis

for the fourth quarter and year ended March 31, 2018

1.     HIGHLIGHTS

FINANCIAL

FOURTH QUARTER OF FISCAL 2018

Revenue from continuing operations higher compared to last quarter and the fourth quarter of fiscal 2017

–     Consolidated revenue from continuing operations was $780.7 million this quarter, $76.3 million or 11% higher than last quarter and $46.0 million or 6% higher than the fourth quarter of fiscal 2017.

Total segment operating income1 higher compared to last quarter and the fourth quarter of fiscal 2017

–     Total segment operating income was $141.1 million this quarter, $28.3 million or 25% higher than last quarter and $20.2 million or 17% higher than the fourth quarter of fiscal 2017.

Net income attributable to equity holders of the Company from continuing operations lower compared to last quarter and higher compared to the fourth quarter of fiscal 2017

–     Net income attributable to equity holders of the Company from continuing operations was $100.1 million (or $0.37 per share) this quarter compared to $117.9 million (or $0.44 per share) last quarter, representing a decrease of $17.8 million or 15% and compared to $67.4 million (or $0.25 per share) in the fourth quarter of last year, representing an increase of $32.7 million or 49%;

–     As there were no restructuring, integration and acquisition costs or one-time tax items this quarter or last quarter, net income before specific items1 was equal to net income attributable to equity holders of the Company from continuing operations, compared to net income before specific items of $82.4 million (or $0.31 per share) in the fourth quarter of fiscal 2017;

–     Last quarter's results include impacts of the income tax recovery resulting from the enactment of a lower U.S. federal income tax rate and the gain on the remeasurement of the previously held Asian Aviation Centre of Excellence Sdn. Bhd. (AACE) investment net of reorganizational costs. Excluding these elements, earnings per share would have been $0.28.

Positive free cash flow1 from continuing operations at $117.3 million this quarter

–     Net cash provided by continuing operating activities was $137.8 million this quarter, compared to $187.6 million last quarter and $197.5 million in the fourth quarter of last year;

–     Maintenance capital expenditures1 and other asset expenditures were $22.8 million this quarter, $17.7 million last quarter and $26.8 million in the fourth quarter of last year;

–     Cash dividends were $22.5 million this quarter, $23.2 million last quarter and $20.5 million in the fourth quarter of last year.

FISCAL 2018

Higher revenue from continuing operations compared to fiscal 2017

–     Consolidated revenue from continuing operations was $2,830.0 million, $125.5 million or 5% higher than last year.

Total segment operating income higher compared to fiscal 2017

–     Total segment operating income was $461.0 million, $60.8 million or 15% higher than last year.

Higher net income attributable to equity holders of the Company and diluted earnings per share from continuing operations

–     Net income attributable to equity holders of the Company from continuing operations was $347.0 million (or $1.29 per share) compared to $252.0 million (or $0.93 per share) last year, representing a $95.0 million or 38% increase;

–     As there were no restructuring, integration and acquisition costs or one-time tax items in fiscal 2018, net income before specific items was equal to net income attributable to equity holders of the Company from continuing operations, compared to net income before specific items of $278.4 million (or $1.03 per share) last year;

–     Fiscal 2018 results include impacts of the income tax recovery resulting from the enactment of a lower U.S. federal income tax rate, the gain on the remeasurement of the previously held AACE investment net of reorganizational costs and the gain realized from the disposal of our equity interest in the joint venture Zhuhai Xiang Yi Aviation Technology Company Limited (ZFTC). Excluding these elements, earnings per share would have been $1.11.

Positive free cash flow from continuing operations at $288.9 million

–     Net cash provided by continuing operating activities was $403.3 million this year, compared to $464.3 million last year;

–     Maintenance capital expenditures and other asset expenditures were $77.6 million this year, compared to $68.3 million last year;

–     Cash dividends were $89.9 million this year, compared to $80.6 million last year.

CAE Financial Report 2018 I 1

1 Non-GAAP and other financial measures (see Section 3.7).

Management’s Discussion and Analysis

Capital employed2 increased by $184.3 million or 7% this year, ending at $3,016.0 million

–     Return on capital employed2 (ROCE) was 14.4% this year compared to 11.2% last year. Excluding the impacts of the income tax recovery resulting from the enactment of a lower U.S. federal income tax rate, the gain on the remeasurement of the previously held AACE investment net of reorganizational costs and the gain realized from the disposal of our equity interest in the joint venture ZFTC, our ROCE would have been 12.3% this year;

–     Non-cash working capital2 decreased by $12.1 million in fiscal 2018, ending at $180.9 million;

–     Property, plant and equipment increased by $221.3 million;

–     Other long-term liabilities increased by $26.9 million;

–     Net debt2 decreased by $101.3 million this year, ending at $649.4 million.

ORDERS2

–     The book-to-sales ratio2 for the quarter was 1.30x (Civil Aviation Training Solutions was 1.20x, Defence and Security was 1.50x and Healthcare was 1.00x). The ratio for the last 12 months was 1.36x (Civil Aviation Training Solutions was 1.44x, Defence and Security was 1.29x and Healthcare was 1.00x);

–     Total order intake this year was $3,855.0 million, up $661.6 million over last year;

–     Total backlog2, including obligated, joint venture and unfunded backlog was $7,849.1 million at March 31, 2018, $318.9 million higher than last year.

Civil Aviation Training Solutions

–     Civil Aviation Training Solutions obtained contracts with an expected value of $2,339.5 million, including contracts for 50 full-flight simulators (FFSs).

Defence and Security

–     Defence and Security won contracts valued at $1,400.3 million.

Healthcare

–     Healthcare order intake was valued at $115.2 million.

BUSINESS COMBINATIONS

–     During the second quarter, we acquired a portfolio of training assets in North America and Europe from a full-flight simulator leasing business for cash consideration of $24.7 million. With this transaction, we obtained fully operational full-flight simulators and various customer contracts;

–     During the third quarter, we completed the acquisition of the remaining 50% equity interest in AACE from AirAsia, for a cash consideration of $114.8 million [US$90 million] and long-term contingent cash consideration payable of up to US$10 million if certain criteria are met.

OTHER

–     During the second quarter, we signed a Memorandum of Understanding with Singapore Airlines, to establish a joint venture for pilot training in Singapore. The joint venture will initially focus on primarily providing simulator training for Boeing aircraft types, supporting Singapore Airlines, its subsidiaries and other operators' pilot training needs in the region. The closing of the transaction is subject to customary closing conditions;

–     During the second quarter, we concluded a sale to China Southern Airlines of our 49% equity interest in the joint venture ZFTC for US$96 million, excluding post-closing adjustments. As part of the transaction, both companies reached an agreement on the outsourcing to CAE of third-party airline training conducted at China Southern Airlines’ ZFTC facility;

–     During the third quarter, we purchased a 45% interest in Pelesys, forming a joint venture with a global leader in the provision of aviation training solutions and courseware;

–     On February 9, 2018, we announced the renewal of our normal course issuer bid (NCIB) to purchase, for cancellation, up to 5,349,804 of our issued and outstanding common shares over a one year period ending February 22, 2019.

2 I CAE Financial Report 2018

2 Non-GAAP and other financial measures (see Section 3.7).

Management’s Discussion and Analysis

2.     INTRODUCTION

In this report, we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

–     This year and 2018 mean the fiscal year ending March 31, 2018;

–     Last year, prior year and a year ago mean the fiscal year ended March 31, 2017;

–     Dollar amounts are in Canadian dollars.

This report was prepared as of May 25, 2018, and includes our management’s discussion and analysis (MD&A) for the year and the three‑month period ended March 31, 2018 and the consolidated financial statements and notes for the year ended March 31, 2018. We have prepared it to help you understand our business, performance and financial condition for fiscal 2018. Except as otherwise indicated, all financial information has been reported in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. All quarterly information disclosed in the MD&A is based on unaudited figures.

For additional information, please refer to our annual consolidated financial statements for this fiscal year, which you will find in the financial report for the year ended March 31, 2018. The MD&A provides you with a view of CAE as seen through the eyes of management and helps you understand the company from a variety of perspectives:

–     Our mission;

–     Our vision;

–     Our strategy;

–     Our operations;

–     Foreign exchange;

–     Non-GAAP and other financial measures;

–     Consolidated results;

–     Results by segment;

–     Consolidated cash movements and liquidity;

–     Consolidated financial position;

–     Business combinations;

–     Business risk and uncertainty;

–     Related party transactions;

–     Changes in accounting policies;

–     Controls and procedures;

–     Oversight role of the Audit Committee and Board of Directors.

You will find our most recent financial report and Annual Information Form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Holders of CAE’s securities may also request a printed copy of the Company’s consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

CAE Financial Report 2018 I 3

Management’s Discussion and Analysis

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

–     It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

–     It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations and expected sales. Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should, strategy, future and similar expressions. By their nature, forward‑looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

Important risks that could cause such differences include, but are not limited to, risks relating to the industry such as competition, level and timing of defence spending, government-funded defence and security programs, constraints within the civil aviation industry, regulatory rules and compliance, risks relating to CAE such as product evolution, research and development (R&D) activities, fixed-price and long‑term supply contracts, strategic partnerships and long-term contracts, procurement and original equipment manufacturer (OEM) leverage, warranty or other product-related claims, product integration and program management, protection of our intellectual property, third-party intellectual property, loss of key personnel, labour relations, environmental matters, claims arising from casualty losses, integration of acquired businesses, our ability to penetrate new markets, U.S. foreign ownership, control or influence mitigation measures, length of sales cycle, seasonality, continued returns to shareholders, information technology systems including cybersecurity risk, data privacy risk and our reliance on technology and third-party providers, and risks relating to the market such as foreign exchange, availability of capital, pension plan funding, doing business in foreign countries including corruption risk, political instability and income tax laws. Additionally, differences could arise because of events announced or completed after the date of this report. You will find more information in the Business risk and uncertainty section of the MD&A. We caution readers that the risks described above are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this report are expressly qualified by this cautionary statement.

4 I CAE Financial Report 2018

Management’s Discussion and Analysis

3.     ABOUT CAE

3.1       Who we are

CAE is a global leader in training for the civil aviation, defence and security, and healthcare markets. Backed by a record of more than 70 years of industry firsts, we continue to help define global training standards with our innovative virtual-to-live training solutions to make flying safer, maintain defence force readiness and enhance patient safety. We have the broadest global presence in the industry, with over 8,500 employees, 160 sites and training locations in over 35 countries. Each year, we train more than 120,000 civil and defence crewmembers and thousands of healthcare professionals worldwide.

CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbol CAE.

3.2       Our mission

Through the training we provide, our mission is to make air travel safer, defence forces mission ready and medical personnel better able to save lives.

3.3       Our vision

Our vision is to be the recognized global training partner of choice to enhance safety, efficiency and readiness.

3.4       Our strategy

We address safety, efficiency and readiness for customers in three core markets: civil aviation, defence and security, and healthcare.

We are a unique, pure-play training company with a proven record, of more than 70 years, of commitment to our customers’ long-term training needs.

We offer the most innovative and broadest range of comprehensive training solutions across a global network by incorporating a combination of live training on actual platforms, virtual training in simulators and extended reality applications, and constructive training using computer-generated simulations. Our strategic imperatives focus on the protection of our leadership position and growing at a superior rate than the underlying markets.

Six pillars of strength

We believe there are six fundamental strengths that underpin our strategy and position us well for sustainable long-term growth:

–     High degree of recurring business;

–     Strong competitive moat;

–     Headroom in large markets;

–     Underlying secular tailwinds;

–     Potential for superior returns;

–     Culture of innovation.

High degree of recurring business

Nearly 60% of our business is derived from the provision of services and largely involves long-term contracts and training demand from customers operating under regulations that require them to train on a recurrent basis. As well, we have good visibility owing to a large order backlog and high success rate of renewing existing customer contracts.

Strong competitive moat

We pride ourselves in building strong customer and partner relationships, which in many cases span several decades, and we are a market leader across all of our segments. We focus on providing an excellent end-to-end customer experience and we offer our customers unique comprehensive solutions with market-leading global reach and scale.

Headroom in large markets

We provide innovative training solutions to customers in large addressable markets in civil aviation, defence and security and healthcare with substantial headroom to grow our market share over the long term.

Underlying secular tailwinds

Industry experts expect long-term commercial passenger traffic to grow at a rate of 3.7% annually over the next decade. In defence and security, we see renewed defence investment as a positive catalyst and an increased focus on training for mission readiness. We also see an increased propensity for customers in both civil aviation and defence and security to outsource their training enterprises. In the emerging healthcare market, we also see a rising adoption of simulation for education and training of healthcare students and professionals. Each of our three core markets is characterized by a scarcity of critical personnel for which we are in a prime position to help customers meet their needs for highly trained professionals.

CAE Financial Report 2018 I 5

Management’s Discussion and Analysis

Potential for superior returns

Our rising proportion of revenue from training services provides potential for lower amplitude cyclicality as training is largely driven by the training requirements of the installed fleet. As well, we have potential to grow at a superior rate to that of our underlying markets by growing market share.

Culture of innovation

We derive significant competitive advantage as an innovative leader in simulation products and training solutions. Backed by more than 70 years of industry firsts, we continue to help define global training standards with our innovative virtual-to-live training solutions to make flying safer, maintain defence force readiness and enhance patient safety. We design and deliver the industry's most sophisticated training systems, employing the latest in simulation, extended reality and digital, including data-enabled technologies. As well, we have a demonstrated flexibility by engaging customers under a variety of partnership models.

3.5       Our operations

We provide integrated training solutions to three markets globally:

–     The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations (FTOs), maintenance repair and overhaul organizations (MROs) and aircraft finance leasing companies;

–     The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide;

–     The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence forces, medical societies and OEMs.

CIVIL AVIATION MARKET

We provide comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, as well as ab initio pilot training and crew sourcing services.

We have the unique capability to address the total lifecycle needs of the professional pilot, from cadet to captain, with our comprehensive aviation training solutions. We are the world’s largest provider of commercial aviation training services and the second largest in business aviation training services. Our deep industry experience and thought leadership, large installed base, strong relationships and reputation as a trusted partner, enable us to access a broader share of the market than any other company in our industry. We provide aviation training services in more than 30 countries and through our broad global network of more than 50 training centres, we serve all sectors of civil aviation including airlines and other commercial, business and helicopter aviation operators.

Among our thousands of customers, we have long-term training centre operations and training services agreements and joint ventures with approximately 40 major airlines and aircraft operators around the world. Our range of training solutions includes products and services offerings for pilot, cabin crew and aircraft maintenance technician training, training centre operations, curriculum development, courseware solutions and consulting services. We currently operate 255 FFSs, including those operating in our joint ventures. We offer industry‑leading technology, and we are shaping the future of training through innovations such as our next generation training systems, including CAE Real‑time Insights and Standardized Evaluations (CAE RiseTM), which will improve training quality, objectivity and efficiency through the integration of untapped flight and simulator data‑driven insights into training. As the industry leader in training, we continue our strategy to recruit, develop and retain the best instructors, who represent our second largest employee group after engineers. In the formation of new pilots, CAE operates the largest ab initio flight training network in the world. In the area of resource management, CAE is the global market leader in the provision of flight crew and technical personnel to airlines, aircraft leasing companies, manufacturers and MRO companies worldwide.

Quality, fidelity, reliability and innovation are hallmarks of the CAE brand in flight simulation and we are the world leader in the development of civil flight simulators. We continuously innovate our processes and lead the market in the design, manufacture and integration of civil FFSs for major and regional commercial airlines, third-party training centres and OEMs. We have established a wealth of experience in developing first-to-market simulators for more than 35 types of aircraft models. Our flight simulation equipment, including FFSs, are designed to meet the rigorous demands of their long and active service lives, often spanning a number of decades of continuous use. Our global reach enables us to provide best-in-class support services such as real-time, remote monitoring and also enables us to leverage our extensive worldwide network of spare parts and service teams.

Market drivers

Demand for training solutions in the civil aviation market is driven by the following:

–     Pilot training and certification regulations;

–     Safety and efficiency imperatives of commercial airline and business aircraft operators;

–     Expected long-term global growth in air travel;

–     Growing active fleet of commercial and business aircraft;

–     Demand for trained aviation professionals.

CAE Financial Report 2018 I

Management’s Discussion and Analysis

Pilot training and certification regulations

Civil aviation training is a largely recurring business driven by a highly-regulated environment through global and national standards for pilot licensing and certification, amongst other regulatory requirements. These mandatory and recurring training requirements are regulated by national and international aviation regulatory authorities such as the International Civil Aviation Organization (ICAO), European Aviation Safety Agency (EASA), and Federal Aviation Administration (FAA) in the U.S.

In recent years, pilot certification processes and regulatory requirements have become increasingly stringent. Simulation-based pilot certification training is taking on a greater role internationally with the Multi-crew Pilot License (MPL), with the Airline Transport Pilot (ATP) certification requirements in the U.S. and with Upset Prevention and Recovery Training (UPRT) requirements mandated by both EASA and the FAA.

Safety and efficiency imperatives of commercial airline and business aircraft operators

The commercial airline industry is competitive, requiring operators to continuously pursue operational excellence and efficiency initiatives to achieve satisfactory returns while continuing to maintain the highest safety standards and the confidence of air travelers. Airlines are finding it increasingly more effective to seek expertise in training from trusted partners such as CAE to address growing efficiency gaps, pilot capability gaps, evolving regulatory and training environments, and on-going aircraft programs. Partnering with a training provider like CAE gives airlines immediate access to a world-wide fleet of simulators, courses, programs and instruction capabilities, and allows them flexibility in pursuing aircraft fleet options that suit their business.

Our newest innovation in pilot training systems, CAE Rise™, is well positioned to elevate the pilot training experience. Backed by industry‑leading technology, this system enables instructors to deliver training in accordance with airlines’ Standard Operating Procedures and enables instructors to objectively assess pilot competencies using live data during training sessions. Furthermore, CAE Rise™ augments instructors’ capability to identify pilot proficiency gaps and evolve airline training programs to the most advanced aviation safety standards, including Advanced Qualification Program and Evidence Based Training methodologies.

Expected long-term global growth in air travel

The secular growth in air travel is resulting in higher demand for flight, cabin, maintenance and ground personnel, which in turn drives demand for training solutions.

In commercial aviation, the aerospace industry’s widely held expectation is that long-term average growth for air travel will continue at 3.7% annually over the next decade. For calendar 2017, passenger traffic increased by 7.6% compared to calendar 2016. For the first three months of calendar 2018, passenger traffic increased by 7.2% compared to the first three months of calendar 2017. Passenger traffic in Asia and Europe grew by 9.0% and 7.7% respectively, while Latin America, North America and the Middle East increased by 7.3%, 5.3% and 5.2% respectively.

In business aviation, training demand is closely aligned to business jet travel. According to the FAA, the total number of business jet flights, which includes all domestic and international flights, was up with 3.2% growth over the past 12 months. Similarly, according to Eurocontrol, the European Organisation for the Safety of Air Navigation, the total number of business aviation flights in Europe has improved by 4.8%.

In helicopter aviation, demand is driven mainly by the level of offshore activity in the oil and gas sector, as helicopter operators catering to this sector make up the majority of a relatively small training segment.

Potential impediments to steady growth in air travel include major disruptions such as regional political instability, acts of terrorism, pandemics, natural disasters, prolonged economic recessions, oil price volatility or other major world events.

Growing active fleet of commercial and business aircraft

As an integrated training solutions provider, our long-term growth is closely tied to the active commercial and business aircraft fleet.

The global active commercial aircraft fleet has grown by an average of 3.1% annually over the past 20 years and is widely expected to continue to grow at an approximate average rate of 3.5% annually over the next two decades because of increasing emerging markets, low-cost carrier demand and fleet replacement in established markets. From March 2017 to March 2018, the global commercial aircraft fleet increased by 6.6%, growing by 9.3% in Asia Pacific, 6.3% in Europe, the Middle East and Africa (EMEA) and 4.6% in the Americas.

Major business jet OEMs are continuing with plans to introduce a variety of new aircraft models in the upcoming years. Examples include Bombardier’s Global 7000/8000, Cessna’s Citation Longitude and Hemisphere, Dassault's Falcon 6X and Gulfstream’s 500/600.

Our business aviation training network, comprehensive suite of training programs, key long-term OEM partnerships and ongoing network investments, position us well to effectively address the training demand arising from the entry-into-service of these new aircraft programs.

Our strong competitive moat in the civil aviation market, as defined by our extensive global training network, best-in-class instructors, comprehensive training programs and strength in training partnerships with airlines and business aircraft operators, allows us to effectively address training needs that arise from a growing active fleet of aircraft.

We are well positioned to leverage our technology leadership and expertise, including CAE 7000XR Series FFSs, CAE 400XR, 500XR, 550XR and 600XR Series Flight Training Devices (FTD) and CAE Simfinity™ ground school solutions, in delivering training equipment solutions that address the growing training needs of airlines, business jet operators, and helicopter operators.

8 I CAE Financial Report 2018

Management’s Discussion and Analysis

Demand for trained aviation professionals

We have large headroom in the training services market driven by a sustained secular demand for trained aviation professionals. Demand for trained aviation professionals is driven by air traffic growth, pilot retirements and by the number of aircraft deliveries. The expansion of global economies and airline fleets have resulted in a shortage of qualified personnel needed to fulfill this growing capacity.

Our Airline Pilot Demand Outlook, released in June 2017, identifies a global requirement for 255,000 new pilots over the next 10 years to sustain and grow the commercial air transport industry. Rapid fleet expansion and high pilot retirement rates create a further need to develop 180,000 first officers into new airline captains. These numbers mean that over 50% of the pilots who will fly the world’s commercial aircraft in 10 years have not yet started to train. To support this growth in demand, the aviation industry will require innovative solutions to match the learning requirements of a new generation of trained aviation professionals, leading to an increase in demand for simulation‑based training services and products.

DEFENCE AND SECURITY MARKET

We are a training systems integrator for defence forces across the air, land and naval domains, and for government organizations responsible for public safety.

We are a global leader in the development and delivery of integrated live, virtual and constructive (iLVC) training solutions for defence forces. Most militaries leverage a combination of live training on actual platforms, virtual training in simulators, and constructive training using computer-generated simulations. CAE is skilled and experienced as a training systems integrator capable of helping defence forces achieve an optimal balance of iLVC training to achieve mission readiness. Our expertise in training spans a broad variety of aircraft, including fighters, helicopters, trainer aircraft, maritime patrol, tanker/transport aircraft and remotely piloted aircraft, also called unmanned aerial systems. Increasingly, we are leveraging our training systems integration capabilities in the naval domain to provide naval training solutions, as evidenced by the program to provide the United Arab Emirates (UAE) Navy with a comprehensive Naval Training Centre. We offer training solutions for land forces, including a range of driver, gunnery and maintenance trainers for tanks and armoured fighting vehicles as well as constructive simulation for command and staff training. We also offer training solutions to government organizations for emergency and disaster management.

Defence forces seek to increasingly leverage virtual training and balance their training approach between live, virtual and constructive domains to achieve maximum readiness and efficiency. As such, we have been increasingly pursuing programs requiring the integration of live, virtual and constructive training and these tend to be larger in size than programs involving only a single component of such a solution. We are a first-tier training systems integrator and uniquely positioned to offer our customers a comprehensive range of innovative iLVC solutions, ranging from academic, virtual and live training to immersive, networked mission rehearsal in a synthetic environment. Our solutions typically include a combination of training services, products and software tools designed to cost-effectively maintain and enhance safety, efficiency, mission readiness and decision-making capabilities. We have a wealth of experience delivering and operating outsourced training solutions across different business models, including government-owned government-operated; government-owned contractor-operated; or contractor-owned contractor-operated facilities. Our offerings include training needs analysis; instructional systems design; learning management information systems; purpose-built facilities; state-of-the-art synthetic training equipment; curriculum and courseware development; classroom, simulator, and live flying instruction; maintenance and logistics support; lifecycle support and technology insertion; and financing alternatives.

We have delivered simulation products and training systems to approximately 50 defence forces in over 35 countries. We provide training support services such as contractor logistics support, maintenance services, classroom instruction and simulator training at over 80 sites around the world, including our joint venture operations. We continue to increase our support for live flying training, such as the live training delivered as part of the NATO Flying Training in Canada and the U.S. Army Fixed-Wing Flight Training programs, as we help our customers achieve an optimal balance across their training enterprise.

Market drivers

Demand for training solutions in the defence and security markets is driven by the following:

–       Growing defence budgets;

–       Attractiveness of outsourcing training and maintenance services;

–       Desire to integrate training systems to achieve efficiencies and enhanced preparedness;

–       Need for synthetic training to conduct integrated, networked mission training, including joint and coalition forces training;

–       Explicit desire of governments and defence forces to increase the use of synthetic training;

–       Installed base of enduring defence platforms and new customers;

–       Relationships with OEMs for simulation and training.

CAE Financial Report 2018 I 7

Management’s Discussion and Analysis

Growing defence budgets

In March 2018, the U.S. Congress finalized the U.S. federal budget for fiscal year 2018, which included the authorization of a defence budget for approximately USD $700 billion. In addition, the majority of the 29 members of NATO have expressed plans to increase defence spending in the coming years, and this includes Canada, which plans to grow annual defence spending from approximately $19 billion to $33 billion by 2027. NATO and allied nations continue to confront the immediate challenges posed by the war on terrorism and have been increasingly renewing and augmenting their strategic defences in view of emerging and resurgent geopolitical threats. Growing defence budgets in the U.S and much of NATO, as well as other regions such as Asia and the Middle East, will create increased opportunities throughout the defence establishment. Training is fundamental for defence forces to achieve and maintain mission readiness and growth in defence spending is expected to result in corresponding opportunities for training systems and solutions.

Attractiveness of outsourcing training and maintenance services

Another driver for CAE’s expertise and capabilities is the efficiency gained by our customers from outsourcing training and support services. Defence forces and governments continue to find ways to reduce costs and increase readiness, while allowing active-duty personnel to focus on operational requirements. There has been a growing trend among defence forces to consider outsourcing a variety of training services and we expect this trend to continue, which aligns directly with our strategy to grow long-term, recurring services business. We believe governments will increasingly look to industry for training solutions to achieve faster delivery, lower capital investment requirements, and for training support required to meet the demand for producing aircrews and achieve desired readiness levels. For example, we are delivering fixed-wing flight training to the U.S. Army at the CAE Dothan Training Center in Dothan, Alabama. At this training centre, we offer comprehensive classroom, simulator and live-flying training and we believe this type of training service delivery program will become increasingly attractive to defence forces globally.

Desire to integrate training systems to achieve efficiencies and enhanced preparedness

Increased operational tempo combined with limited personnel and budget pressures have prompted defence forces around the world to seek reliable partners who can help develop, manage and deliver the training systems required to support today’s complex platforms and operations. Increasingly, defence forces are considering a more integrated and holistic approach to training. To help manage the complexities and challenges, many training programs are calling for an industry partner to help design and manage the total training system. CAE refers to this approach as training systems integration and has positioned the Company globally as a platform-independent training systems integrator. The overall intent for defence forces is to maximize commonality for increased efficiencies, cost savings, and most importantly, enhanced capability for mission preparedness. As a training systems integrator, CAE can address the overall iLVC domain to deliver comprehensive training, from undergraduate individual training all the way through to operational, multi-service and joint mission training.

Need for synthetic training to conduct integrated, networked mission training, including joint and coalition forces training

There is a growing trend among defence forces to use synthetic training to meet more of their mission training requirements, and to integrate and network various training systems so military forces can train in a virtual world. Simulation-based technology solutions enable defence customers to plan sophisticated missions and carry out full-mission rehearsals in a synthetic environment as a complement to traditional live training for mission preparation. Allies are cooperating and creating joint and coalition forces, which are driving the demand for networked training and operations. Training devices that can be networked to train different crews and allow for networked training across a range of platforms are increasingly important as the desire to conduct mission rehearsal exercises in a synthetic environment increases. For example, the U.S., U.K., Australia, Canada and others all have plans and strategies to leverage iLVC domains within a networked common synthetic environment. According to the U.K. Ministry of Defence, they will be establishing and acquiring a simulation architecture designed to better enable networked training while shifting more training from the live to the synthetic environment. We are actively teaming with other industry partners, as evidenced by our November 2017 announcement of a collaborative agreement to develop iLVC training solutions. We are also promoting open, standard simulation architectures, such as the Open Geospatial Consortium Common Database (OGC CDB), to better enable integrated and networked mission training.

Explicit desire of governments and defence forces to increase the use of synthetic training

One of the underlying drivers for CAE’s expertise and capabilities is the increasing use of synthetic training throughout the defence community. More defence forces and governments are increasingly adopting synthetic training for a greater percentage of their overall approach because it improves training effectiveness, reduces operational demands on aircraft, lowers risk compared to operating actual weapon system platforms and significantly lowers costs. Synthetic training offers defence forces a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. The higher cost of live training, the desire to save aircraft for operational use, and the advanced simulation technologies delivering more realism are several factors prompting a greater adoption of synthetic training. The nature of mission-focused training demands at least some live training; however, the shift to more synthetic training is advancing. An example of this shift is the U.S. Navy P-8A program, which is replacing the P-3C Orion. CAE has been contracted to design and manufacture a total of 18 P-8A operational flight trainers for the Navy. The training curriculum for the P-3C was made up of approximately 30 percent synthetic training, while the P-8A training program leverages synthetic training for approximately 70 percent of the training curriculum. This level of rebalancing of live and virtual training is representative of the desire of governments and defence forces around the world to increase the use of synthetic training.

10 I CAE Financial Report 2018

Management’s Discussion and Analysis

Installed base of enduring defence platforms and new customers

CAE generates a high degree of recurring business from its strong position on enduring platforms, including long-term services contracts. Most defence forces in mature markets such as the U.S. have slowed down production of new platforms and delayed new acquisition programs, which has required military forces to maximize use of their existing platforms. Upgrades, updates, and life extension programs allow defence forces to leverage existing assets while creating a range of opportunities for simulator upgrades and training support services. Enduring platforms, such as the C-130 Hercules transport aircraft that is operated by more than 60 nations, provide a solid installed base from which to generate business. Because of our extensive installed base of simulators worldwide, our prime contractor position on programs such as the U.S. Air Force (USAF) KC-135 Aircrew Training System and MQ-9 Reaper aircrew training, and our experience on key enduring platforms, CAE is well-positioned for recurring product upgrades/updates as well as maintenance and support services. In addition, there is strong demand for enduring platforms such as the C-130, P-8, C295, MH-60R and MQ-9 in global defence markets, thus creating opportunities to provide new training systems and services for platforms where CAE has significant experience.

Relationships with OEMs for simulation and training

We are an important partner to OEMs because of our experience, global presence, and innovative technologies. We partner with manufacturers in the defence and security market to strengthen relationships and position for future opportunities. OEMs have introduced new platforms and continue to upgrade and extend the life of existing platforms, which drives worldwide demand for training systems. For example, Boeing has developed the P-8 maritime patrol aircraft and has subcontracted CAE to design and develop P-8 operational flight trainers for the U.S. Navy and other international customers. Boeing continues to market the P-8 internationally, which will create further opportunities for CAE. Other examples of CAE’s relationships with OEMs on specific platforms creating opportunities for training systems include Airbus Defence & Space on the C295, which was selected by Canada for the Fixed-Wing Search and Rescue program; Leonardo on the M-346 lead-in fighter trainer; Lockheed Martin on the C-130J Super Hercules transport aircraft, which is being acquired by several branches of the USAF as well international militaries; and General Atomics on the Predator family of remotely piloted aircraft. We are also part of Team Seahawk in partnership with the U.S. Navy and companies such as Lockheed Martin/Sikorsky which is offering the MH-60R helicopter under the foreign military sales program to international customers.

HEALTHCARE MARKET

We design and manufacture simulators, audiovisual and simulation centre management solutions, develop courseware and offer services for training of medical, nursing and allied healthcare students as well as medical practitioners worldwide.

Simulation-based training is one of the most effective approaches to prepare healthcare practitioners to care for patients and respond to critical situations while reducing medical errors. We are leveraging our experience and best practices in simulation‑based aviation training to deliver innovative solutions to improve the safety and efficiency in the delivery of patient care. The healthcare simulation market is expanding, with simulation centres becoming increasingly more prevalent in nursing and medical schools.

We offer the broadest range of medical simulation products and services in the market today, including patient, ultrasound and interventional (surgical) simulators, audiovisual and simulation centre management solutions as well as courseware for simulation-based healthcare education and training. We have sold simulators to customers in approximately 90 countries that are currently supported by our global network. We are a leader in high-fidelity patient simulators that are uniquely powered by advanced models of human physiology to realistically mimic human responses to clinical interventions. For example, our high-fidelity childbirth simulator, Lucina, was designed to offer exceptional realism for simulated scenarios of both normal deliveries and rare maternal emergencies. In June 2017, we introduced CAE Juno, the first contemporary clinical skills manikin that meets requirements for fundamental nurse training, currently the largest segment of the healthcare education market. Juno allows nursing programs to adapt to new realities of more complex conditions of hospital patients, liability concerns in healthcare, and thus, decreased access to live patients for learners.

Through our Healthcare Academy, we deliver peer-to-peer training at customer sites as well as in our training centres in the U.S., U.K., Germany and Canada. Our Healthcare Academy includes more than 50 adjunct faculty consisting of nurses, physicians, paramedics and sonographers who, in collaboration with leading healthcare institutions, have developed more than 500 Simulated Clinical Experience courseware packages for our customers. Our Academy partnered with the International Nursing Association for Clinical Simulation and Learning (INACSL) to develop a fellowship program based on international best practices in healthcare simulation with cohorts in the U.S., U.K. and UAE.

We offer turnkey solutions, project management and professional services for healthcare simulation programs. We also collaborate with medical device companies and scientific societies to develop innovative and custom training solutions. In September 2017, in collaboration with the American Society of Anesthesiologists (ASA), we released Anesthesia SimSTAT, a virtual healthcare training environment for practicing physicians. This new platform provides continuing medical education for Maintenance of Certification in Anesthesiology (MOCA) and has allowed us to expand access to simulation-based clinical training among the anesthesia community. Furthermore, through an industry partnership with a medical device company, we developed a specialized interventional simulator to train physicians to implant a new generation of pacemakers. In January 2018, we announced that in collaboration with the American Heart Association (AHA), we will establish a network of International Training Sites to deliver lifesaving AHA courses in countries that are currently underserved. The first authorized site operated by CAE Healthcare has opened within the CAE Brunei Multi-Purpose Training Centre in Brunei Darussalam.

CAE Financial Report 2018 I 9

Management’s Discussion and Analysis

Market drivers

Demand for our simulation products and services in the healthcare market is driven by the following:

–       Limited access to live patients during training;

–       Medical technology revolution;

–       Broader adoption of simulation, with a demand for innovative and custom training approaches;

–       Growing emphasis on patient safety and outcomes.

Limited access to live patients during training

Traditionally, medical education has been an apprenticeship model in which the student cares for patients under the supervision of more experienced staff. In this model, students have a limited role and access to high-risk procedures, rare complications and critical decision‑making skills. The use of simulation in professional training programs complements traditional learning and allows students to hone their clinical and critical thinking skills for high risk, low frequency events. In 2014, the U.S. National Council of State Boards of Nursing (NCSBN) released a ground-breaking study on the effectiveness of simulation training in pre-licensure nursing programs. Among the findings, nursing students who spent up to 50 percent of clinical hours in high-quality simulation were as well-prepared for professional practice as those whose experiences were drawn from traditional clinical practice. In the U.K., the Nursing and Midwifery Council announced in April 2018 that it has lifted the cap on the number of hours nursing students can spend in simulation-based training in place of clinical hours.

Simulation provides consistent, repeatable training and exposure to a broader range of patients and scenarios than one may experience in normal clinical practice. As an example, our Vimedix ultrasound simulator offers more than 200 patient pathologies for cardiac, emergency and obstetrics and gynaecology medicine. The training and education model is evolving, as evidenced by 22 NATO countries prohibiting the use of live animals in military medical training. CAE Healthcare simulators provide a low-risk alternative for practicing life-saving procedures, interprofessional team training and major disaster response.

Medical technology revolution

Advancements in medical technology are driving the use of simulation. New medical devices and advanced procedures, such as intra‑cardiac echocardiography, cardiac assist devices, and mechanical ventilation enhancements, require advanced training solutions, such as simulation, for internal product development and customer training. Regulatory and certification agencies are increasingly stringent in requesting that clinicians be trained before adopting new disruptive technologies, an undertaking for which simulation is well suited. As a training partner of choice with leading OEMs, we continue to collaborate to deliver innovative and custom training for the introduction of new interventional procedures. We were the first to bring a commercial Microsoft HoloLens mixed reality application to the medical simulation market with the release of the CAE VimedixAR ultrasound simulator. In January 2018, we launched a new mixed reality application, LucinaAR, the world's first childbirth simulator that integrates modeled physiology and augmented reality.

Broader adoption of simulation, with a demand for innovative and custom training approaches

The majority of product and service sales in healthcare simulation involve healthcare education. We estimate the total healthcare simulation market at approximately USD $1.1 billion. North America is the largest market for healthcare simulation, followed by Europe and Asia. Together with our more than 55 distributors worldwide, we are reaching new and emerging markets and addressing the international demand potential for simulation-based training. CAE segments the healthcare simulation market by virtual, augmented and mixed reality simulators, high-fidelity patient simulators, interventional simulators, mid/low fidelity task trainers, ultrasound simulators, audiovisual and simulation centre management solutions, simulated clinical environments and training services. There is a growing body of evidence demonstrating that medical simulation improves clinical competency, patient outcomes and reduces medical errors, which can help mitigate the rate of increase in healthcare costs.

Growing emphasis on patient safety and outcomes

CAE expects increased adoption of simulation-based training and certification of healthcare professionals as a means to improve patient safety and outcomes. We believe this would result in a significantly larger addressable market than the current market which is primarily education-based. According to a study by patient-safety researchers published in the British Medical Journal in May 2016, medical errors are the third-leading cause of death in U.S. hospitals. Training using simulation can help clinicians gain confidence, knowledge and expertise for improving patient safety in a risk-free environment. As the Medicare and Medicaid reimbursement structure in U.S. hospitals shifts from being based solely on quantity of services to the quality of services, including safety and patient outcomes, CAE expects more hospitals to implement simulation-based training to improve performance and reduce the risk of medical errors.

Simulation is a required or recommended element in a growing movement towards High Stakes Assessment and Certification. Examples in the U.S. include MOCA, Fundamentals of Laparoscopic Surgery and Advanced Trauma Life Support. Moreover, the Accreditation Council for Graduate Medical Education is evolving towards outcome-based assessment with specific benchmarks to measure and compare performance which favours the adoption of simulation products and training.

Management’s Discussion and Analysis

3.6       Foreign exchange

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies.

We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

			Increase /
	2018	2017	(decrease)
U.S. dollar (US$ or USD)	1.29	1.33	(3%)
Euro (€ or EUR)	1.59	1.42	12%
British pound (£ or GBP)	1.81	1.67	8%

We used the average foreign exchange rates below to value our revenues and expenses:

			Increase /
	2018	2017	(decrease)
U.S. dollar (US$ or USD)	1.28	1.31	(2%)
Euro (€ or EUR)	1.50	1.44	4%
British pound (£ or GBP)	1.70	1.71	(1%)

For fiscal 2018, the effect of translating the results of our foreign operations into Canadian dollars resulted in a decrease in revenue of $3.8 million and a decrease in net income of $0.5 million, when compared to fiscal 2017. We calculated this by translating the current year’s foreign currency revenue and net income using the average monthly exchange rates from the previous year and comparing these adjusted amounts to our current year reported results.

You will find more details about our foreign exchange exposure and hedging strategies in Business Risks and Uncertainties.

Sensitivity analysis

We conducted a sensitivity analysis to determine the current impact of variations in the value of foreign currencies. For the purposes of this sensitivity analysis, we evaluated the sources of foreign currency revenues and expenses and determined that our consolidated exposure to foreign currency mainly occurs in two areas:

–     Foreign currency revenues and expenses in Canada for our manufacturing activities – we hedge a portion of these exposures;

–     Translation of foreign currency of operations in foreign countries. Our exposure is mainly in our operating profit.

First we calculated the revenue and expenses per currency from our Canadian operations to determine the operating profit in each currency. Then we deducted the amount of hedged revenues to determine a net exposure by currency. Next we added the net exposure from foreign operations to determine the consolidated foreign exchange exposure in different currencies.

Finally, we conducted a sensitivity analysis to determine the impact of a weakening of one cent in the Canadian dollar against each of the other three currencies. The table below shows the expected impact of this change on our annual revenue and operating profit, after taxes, as well as our net exposure:

			Operating		Net
Exposure	(amounts in millions)	Revenue	Profit	Hedging	Exposure
U.S. dollar (US$ or USD)		$16.2	$4.2	$(3.5)	$0.7
Euro (€ or EUR)		4.5	0.3	(0.2)	0.1
British pound (£ or GBP)		1.3	0.1	(0.1)	—

A possible strengthening of one cent in the Canadian dollar would have the opposite impact.

12 I CAE Financial Report 2018

Management’s Discussion and Analysis

3.7       Non-GAAP and other financial measures

This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. Furthermore, these non-GAAP measures should not be compared with similarly titled measures provided or used by other companies.

Capital employed

Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:

Capital used:

–     For the Company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);

–     For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long-term debt, royalty obligations, employee benefit obligations and other non-operating liabilities).

Source of capital:

–     In order to understand our source of capital, we add net debt to total equity.

Capital expenditures (maintenance and growth) from property, plant and equipment

Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

Earnings per share (EPS) before specific items

Earnings per share before specific items is a non-GAAP measure calculated by excluding the effect of restructuring, integration and acquisition costs and one-time tax items from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The effect per share is obtained by dividing the restructuring, integration and acquisition costs, net of tax, and one-time tax items by the average number of diluted shares. We track it because we believe it provides a better indication of our operating performance on a per share basis and makes it easier to compare across reporting periods.

Free cash flow

Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

Gross profit

Gross profit is a non-GAAP measure equivalent to the operating profit excluding research and development expenses, selling, general and administrative expenses, other (gains) losses – net, after tax share in profit of equity accounted investees and restructuring, integration and acquisition costs. We believe it is useful to management and investors in evaluating our ongoing operational performance.

Net debt

Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.

Net income before specific items

Net income before specific items is a non-GAAP measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and adding back restructuring, integration and acquisition costs, net of tax, and one-time tax items. We track it because we believe it provides a better indication of our operating performance and makes it easier to compare across reporting periods.

Non-cash working capital

Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents and assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt and liabilities held for sale).

CAE Financial Report 2018 I 13

Management’s Discussion and Analysis

Operating profit

Operating profit is an additional GAAP measure that shows us how we have performed before the effects of certain financing decisions, tax structures and discontinued operations. We track it because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

Order intake and Backlog

Order intake

Order intake is a non-GAAP measure that represents the expected value of orders we have received:

–     For the Civil Aviation Training Solutions segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract and includes the value of expected future revenues. Expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;

–     For the Defence and Security segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defence and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in order intake when the customer has authorized the contract item and has received funding for it;

–     For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

Backlog

Obligated backlog is a non-GAAP measure that represents the value of our order intake not yet executed and is calculated by adding the order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments.

Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above.

Unfunded backlog is a non-GAAP measure that represents firm Defence and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. We include unexercised negotiated options which we view as having a high probability of being exercised, but exclude indefinite-delivery/indefinite-quantity (IDIQ) contracts. When an option is exercised, it is removed from the unfunded backlog and is considered order intake in the period that it is exercised.

Total backlog includes obligated backlog, joint venture backlog and unfunded backlog.

Research and development expenses

Research and development expenses are a financial measure we use to measure the amount of expenditures directly attributable to research and development activities that we have expensed during the period, net of investment tax credits and government contributions.

Return on capital employed

Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.

Simulator equivalent unit

Simulator equivalent unit (SEU) is an operating measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Total segment operating income

Total segment operating income is a non-GAAP measure and is the sum of our key indicator of each segment’s financial performance. Segment operating income gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate total segment operating income by taking the operating profit and excluding the impact of restructuring, integration and acquisition costs.

Utilization rate

Utilization rate is one of the operating measures we use to assess the performance of our Civil simulator training network. While utilization rate does not directly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

14 I CAE Financial Report 2018

Management’s Discussion and Analysis

4.     CONSOLIDATED RESULTS

4.1       Results from operations – fourth quarter of fiscal 20183

(amounts in millions, except per share amounts)		Q4-2018	Q3-2018	Q2-2018	Q1-2018	Q4-2017
Revenue		$780.7	704.4	646.0	698.9	734.7
Cost of sales		$520.2	488.7	458.0	486.2	499.7
Gross profit[3]		$260.5	215.7	188.0	212.7	235.0
As a % of revenue	%	33.4	30.6	29.1	30.4	32.0
Research and development expenses[3]		$22.8	29.8	30.0	32.3	31.3
Selling, general and administrative expenses		$112.3	98.6	75.1	94.8	109.5
Other (gains) losses – net		$(4.3)	(15.1)	(18.3)	0.3	(12.3)
After tax share in profit of equity accounted investees		$(11.4)	(10.4)	(8.1)	(12.5)	(14.4)
Restructuring, integration and acquisition costs		$—	—	—	—	20.0
Operating profit[3]		$141.1	112.8	109.3	97.8	100.9
As a % of revenue	%	18.1	16.0	16.9	14.0	13.7
Finance expense – net		$24.0	16.9	17.5	17.8	16.3
Earnings before income taxes and discontinued operations		$117.1	95.9	91.8	80.0	84.6
Income tax expense (recovery)		$13.7	(24.0)	24.8	14.6	14.8
As a % of earnings before income taxes and
discontinued operations (income tax rate)%		12	(25)	27	18	17
Earnings from continuing operations		$103.4	119.9	67.0	65.4	69.8
Loss from discontinued operations		$—	—	—	—	(0.7)
Net income		$103.4	119.9	67.0	65.4	69.1
Attributable to:
Equity holders of the Company
Continuing operations		$100.1	117.9	65.2	63.8	67.4
Discontinued operations		$—	—	—	—	(0.7)
		$100.1	117.9	65.2	63.8	66.7
Non-controlling interests		$3.3	2.0	1.8	1.6	2.4
		$103.4	119.9	67.0	65.4	69.1
EPS attributable to equity holders of the Company
Basic and diluted		$0.37	0.44	0.24	0.24	0.25

CAE Financial Report 2018 I 15

3 Non-GAAP and other financial measures (see Section 3.7).

Management’s Discussion and Analysis

Revenue from continuing operations was 11% higher than last quarter and 6% higher compared to the fourth quarter of fiscal 2017

Revenue from continuing operations was $76.3 million higher than last quarter. Increases in revenue were $41.5 million, $27.6 million and $7.2 million for Civil Aviation Training Solutions, Defence and Security and Healthcare respectively.

Revenue from continuing operations was $46.0 million higher than the same period last year. Increases in revenue were $37.4 million, $7.7 million and $0.9 million for Civil Aviation Training Solutions, Defence and Security and Healthcare respectively.

You will find more details in Results by segment.

Total segment operating income4 was $28.3 million higher than last quarter and $20.2 million higher compared to the fourth quarter of fiscal 2017

Operating profit this quarter was $141.1 million or 18.1% of revenue, compared to $112.8 million or 16.0% of revenue last quarter and $100.9 million or 13.7% of revenue in the fourth quarter of fiscal 2017. There were no restructuring, integration and acquisition costs recorded this quarter or last quarter compared to $20.0 million in the fourth quarter of last year. Total segment operating income was $141.1 million this quarter compared to $112.8 million last quarter and $120.9 million in the fourth quarter of fiscal 2017.

Total segment operating income was $28.3 million or 25% higher compared to last quarter. Increases in segment operating income were $17.1 million, $6.0 million and $5.2 million for Civil Aviation Training Solutions, Defence and Security and Healthcare respectively.

Total segment operating income increased by $20.2 million or 17% over the fourth quarter of fiscal 2017. Increases in segment operating income were $11.9 million, $5.7 million and $2.6 million for Civil Aviation Training Solutions, Defence and Security and Healthcare respectively.

You will find more details in Results by segment.

Net finance expense was $7.1 million higher than last quarter and $7.7 million higher than the fourth quarter of fiscal 2017

Net finance expense was higher this quarter compared to last quarter. The increase was mainly due to higher other finance expense resulting from a change in presentation of the classification of certain cumulative finance costs previously accounted within income taxes, following clarification issued by the IFRS interpretation committee during fiscal 2018, as well as higher interest on long-term provisions. The increase was also due to higher finance expense on royalty obligations and higher interest on long-term debt.

Net finance expense this quarter was higher compared to the fourth quarter of fiscal 2017. The increase was mainly due to higher other finance expense, as mentioned above, lower finance income and higher finance expense on royalty obligations.

Income tax rate was 12% this quarter

Income taxes this quarter were $13.7 million, representing an effective tax rate of 12%, compared to a negative effective tax rate of 25% last quarter and an effective tax rate of 17% for the fourth quarter of fiscal 2017.

The increase in the tax rate over last quarter was mainly due to the third quarter's adjustment resulting from the enactment of a lower U.S. federal corporate income tax rate and the non-taxable portion of the net gain on the remeasurement of the previously held AACE investment. The increase was partially offset by a change in the mix of income from various jurisdictions mainly from the recognition, this quarter, of deferred tax assets not previously recognized in Europe. Excluding the effect of these deferred tax assets, the income tax rate would have been 23% this quarter.

The decrease in the tax rate from the fourth quarter of fiscal year 2017 was mainly due to a change in the mix of income from various jurisdictions from the recognition, this quarter, of deferred tax assets not previously recognized in Europe, partially offset by an audit settlement in Canada last year.

CAE Financial Report 2018 I

4 Non-GAAP and other financial measures (see Section 3.7).

Management’s Discussion and Analysis

4.2       Results from operations – fiscal 2018

(amounts in millions, except per share amounts)		FY2018	FY2017
Revenue		$2,830.0	2,704.5
Cost of sales		$1,953.1	1,893.3
Gross profit		$876.9	811.2
As a % of revenue	%	31.0	30.0
Research and development expenses		$114.9	111.0
Selling, general and administrative expenses		$380.8	364.4
Other gains – net		$(37.4)	(12.7)
After tax share in profit of equity accounted investees		$(42.4)	(51.7)
Restructuring, integration and acquisition costs		$—	35.5
Operating profit		$461.0	364.7
As a % of revenue	%	16.3	13.5
Finance expense – net		$76.2	72.4
Earnings before income taxes and discontinued operations		$384.8	292.3
Income tax expense		29.1	35.2
As a % of earnings before income taxes and
discontinued operations (income tax rate)%		8	12
Earnings from continuing operations		$355.7	257.1
Loss from discontinued operations		$—	(0.5)
Net income		$355.7	256.6
Attributable to:
Equity holders of the Company
Continuing operations		$347.0	252.0
Discontinued operations		$—	(0.5)
		$347.0	251.5
Non-controlling interests		$8.7	5.1
		$355.7	256.6
EPS attributable to equity holders of the Company
Basic - continuing and discontinued operations		$1.29	0.94
Diluted - continuing and discontinued operations		$1.29	0.93

Revenue from continuing operations was $125.5 million or 5% higher than last year

Revenue from continuing operations was higher than last year. Increases in revenue were $72.8 million, $48.2 million and $4.5 million for Civil Aviation Training Solutions, Defence and Security and Healthcare respectively.

You will find more details in Results by segment.

Gross profit was $65.7 million higher than last year

Gross profit was $876.9 million this year, or 31.0% of revenue compared to $811.2 million, or 30.0% of revenue last year. As a percentage of revenue, gross profit was higher when compared to last year.

Total segment operating income was $60.8 million higher than last year

Operating profit for the year was $461.0 million or 16.3% of revenue, compared to $364.7 million or 13.5% of revenue last year. Restructuring, integration and acquisition costs of nil were recorded this year compared to $35.5 million last year and total segment operating income was $461.0 million this year compared to $400.2 million last year.

Total segment operating income was $60.8 million or 15% higher compared to last year. Increases in segment operating income were $51.3 million, $7.3 million and $2.2 million for Civil Aviation Training Solutions, Defence and Security and Healthcare respectively.

You will find more details in Results by segment.

CAE Financial Report 2018 I 17

Management’s Discussion and Analysis

Net finance expense was $3.8 million higher than last year
FY2017 to
(amounts in millions)	FY2018
Net finance expense, prior period	$72.4
Change in finance expense from the prior period:
Decrease in finance expense on long-term debt (other than finance leases)	$(0.2)
Increase in finance expense on royalty obligations	1.3
Decrease in finance expense on amortization of deferred financing costs	(0.1)
Increase in finance expense on accretion of provisions	0.4
Increase in other finance expense	5.0
Increase in borrowing costs capitalized	(0.5)
Increase in finance expense from the prior period	$5.9
Change in finance income from the prior period:
Increase in interest income on loans and finance lease contracts	$(1.7)
Increase in other finance income	(0.4)
Increase in finance income from the prior period	$(2.1)
Net finance expense, current period	$76.2

Net finance expense was $76.2 million this year, $3.8 million or 5% higher than last year. The increase was mainly due to higher other finance expense resulting from higher interest on long-term provisions and higher interest from a change in presentation of the classification of certain cumulative finance costs previously accounted within income taxes, following clarification issued by the IFRS interpretation committee during fiscal 2018. The increase was also due to higher finance expense on royalty obligations, partially offset by higher finance income.

Income tax rate was 8% this year

This fiscal year, income taxes were $29.1 million, representing an effective tax rate of 8%, compared to 12% for the same period last year.

The decrease in the tax rate compared to last year was mainly due to an adjustment resulting from the enactment of a lower U.S. federal corporate income tax rate, the non-taxable portion of the net gain on the remeasurement of the previously held AACE investment and a change in the mix of income from various jurisdictions mainly from the recognition of previously unrecognized deferred tax assets in Europe. The decrease was partially offset by the impact of audits in Canada, last year's recognition of deferred tax assets in Brazil and the sale of our equity interest in the joint venture ZFTC during the year.

Excluding the effect of the adjustment resulting from the enactment of a lower U.S. federal corporate income tax rate, the recognition of deferred tax assets this year, the remeasurement of our previously held AACE investment and the sale of our interest in ZFTC, the income tax rate would have been 21% this year.

4.3       Consolidated orders and total backlog

Total backlog up 4% over last year

(amounts in millions)	FY2018	FY2017
Obligated backlog, beginning of period	$5,530.0	$5,064.9
+ orders	3,855.0	3,193.4
- revenue	(2,830.0)	(2,704.5)
+ / - adjustments	67.2	(23.8)
Obligated backlog, end of period	$6,622.2	$5,530.0
Joint venture backlog (all obligated)	366.7	543.7
Unfunded backlog	860.2	1,456.5
Total backlog	$7,849.1	$7,530.2

The book-to-sales ratio for the quarter was 1.30x. The ratio for the last 12 months was 1.36x.

You will find more details in Results by segment.

18 I CAE Financial Report 2018

Management’s Discussion and Analysis

5.     RESULTS BY SEGMENT

We manage our business and report our results in three segments:

–     Civil Aviation Training Solutions;

–     Defence and Security;

–     Healthcare.

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

Unless otherwise indicated, elements within our segment revenue and segment operating income analysis are presented in order of magnitude.

KEY PERFORMANCE INDICATORS

Segment operating income

(amounts in millions, except operating margins)		FY2018	FY2017	Q4-2018	Q3-2018	Q2-2018	Q1-2018	Q4-2017

Civil Aviation Training Solutions		$324.5	273.2	95.7	78.6	77.1	73.1	83.8
	%	19.9	17.5	21.0	19.0	22.1	17.8	20.1

Defence and Security		$127.7	120.4	38.7	32.7	30.0	26.3	33.0
	%	11.8	11.6	13.3	12.4	11.2	10.0	11.7

Healthcare		$8.8	6.6	6.7	1.5	2.2	(1.6)	4.1
	%	7.6	6.0	19.1	5.4	7.8	—	12.0
Total segment operating income (SOI)		$461.0	400.2	141.1	112.8	109.3	97.8	120.9
Restructuring, integration and acquisition costs		$—	(35.5)	—	—	—	—	(20.0)
Operating profit		$461.0	364.7	141.1	112.8	109.3	97.8	100.9

Capital employed5

	March 31	December 31	September 30	June 30	March 31
(amounts in millions)	2018	2017	2017	2017	2017
Civil Aviation Training Solutions	$2,096.4	1,998.9	1,850.6	2,073.4	1,985.3
Defence and Security	$982.4	955.5	965.5	924.6	881.2
Healthcare	$211.5	205.0	206.4	213.4	224.3
	$3,290.3	3,159.4	3,022.5	3,211.4	3,090.8

5 Non-GAAP and other financial measures (see Section 3.7).

Management’s Discussion and Analysis

5.1       Civil Aviation Training Solutions

FISCAL 2018 EXPANSIONS AND NEW INITIATIVES

Acquisitions and Divestitures

–     We concluded a sale to China Southern Airlines of our 49% equity interest in the joint venture ZFTC. As part of the transaction, both companies reached an agreement on the outsourcing to CAE of third-party airline training conducted at China Southern Airlines’ ZFTC facility;

–     We acquired a portfolio of training assets in North America and Europe from a full-flight simulator leasing business for cash consideration of $24.7 million, where we obtained fully operational FFSs and various customer contracts;

–     We completed the acquisition of the remaining 50% equity interest in AACE from AirAsia, for a cash consideration of $114.8 million [US$90 million] and long-term contingent cash consideration payable of up to US$10 million if certain criteria are met;

–     We purchased a 45% interest in Pelesys, forming a joint venture with a global leader in the provision of aviation training solutions and courseware.

Expansions

–     We signed a Memorandum of Understanding with Singapore Airlines, to establish a joint venture for pilot training in Singapore. The joint venture will initially focus on primarily providing simulator training for Boeing aircraft types, supporting Singapore Airlines, its subsidiaries and other operators’ pilot training needs in the region. The closing of the transaction is subject to customary closing conditions;

–     We announced the extension of our North American training footprint in Minneapolis-Saint Paul, U.S. Through this centre, we have extended our ability to support regional airline customers and have the capacity to train more than 20,000 pilots every year;

–     We, together with Korea Airports Corporation, inaugurated a new training facility at Gimpo Airport, Seoul, Korea, to support the growing pilot training needs of Korean carriers;

–     We announced the expansion of our North American pilot training capacity with the addition of a new CAE-built Bombardier CRJ900 FFS and an Embraer ERJ-145 in Phoenix, U.S., and the deployment of one Airbus A320 FFS in Montreal, one Airbus A320 FFS in Mexico and one Bombardier Q400 FFS in Vancouver to be delivered throughout the year;

–     We inaugurated an ATR 72-600 FFS at our training centre in Madrid, Spain;

–     We announced, together with Abu Dhabi Aviation Training Center (ADA), a new Embraer ERJ-145 pilot training program with Falcon Aviation. Training will be delivered to Falcon Aviation's pilots and other regional operators at ADA's brand-new training facility in Abu Dhabi, UAE.

New programs and products

–     We achieved Level D qualification for the world’s first CAE-built Bombardier C Series FFS, located at the Bombardier Training Centre in Montreal, Canada and Interim Level C qualification for the world’s first airline operated Boeing 737MAX FFS, located at Air Canada’s training centre in Toronto, Canada;

–     We launched the CAE Master Pilot Training Program, a badge of honor dedicated to further elevate the experience of business aviation pilots throughout their career, raising pilot levels of platform knowledge, safety awareness and situational response capabilities;

–     We launched our newest pilot training innovation, the CAE RiseTM training system, with longstanding partner AirAsia;

–     We launched the CAE 600XR Series FTD, the latest addition to CAE's innovative XR Series training equipment suite.

FISCAL 2018 ORDERS

Civil Aviation Training Solutions obtained contracts this quarter expected to generate future revenues of $544.5 million, including contracts for 5 FFSs sold to customers in all regions. This brings the total civil order intake to $2,339.5 million and 50 FFSs for the year.

Notable contract awards for fiscal 2018 included:

–     An exclusive 10-year long-term training contract with Virgin Atlantic Airways;

–     An exclusive long-term training contract extension to 2036 with AirAsia;

–     An exclusive 12-year long-term training contract with Air Transat;

–     An exclusive 8-year long-term training contract extension with Jazz Aviation LP;

–     An exclusive long-term pilot training contract extension with Flexjet;

–     An exclusive long-term contract renewal with Elit'Avia for business aviation pilot training to include UPRT.

22 I CAE Financial Report 2018

Management’s Discussion and Analysis

FINANCIAL RESULTS6
(amounts in millions, except operating margins, SEU, FFSs deployed and utilization rate)		FY2018	FY2017	Q4-2018	Q3-2018	Q2-2018	Q1-2018	Q4-2017
Revenue		$1,629.7	1,556.9	455.2	413.7	349.0	411.8	417.8
Segment operating income		$324.5	273.2	95.7	78.6	77.1	73.1	83.8
Operating margins	%	19.9	17.5	21.0	19.0	22.1	17.8	20.1
Depreciation and amortization		$136.6	140.2	33.7	35.9	31.8	35.2	33.3
Property, plant and equipment
expenditures		$143.7	124.8	50.2	38.9	21.9	32.7	52.5
Intangible assets and other
assets expenditures		$18.3	20.5	4.1	6.3	1.9	6.0	5.4
Capital employed		$2,096.4	1,985.3	2,096.4	1,998.9	1,850.6	2,073.4	1,985.3
Total backlog		$3,975.9	3,288.9	3,975.9	3,822.3	3,106.6	3,225.0	3,288.9
SEU[6]		206	210	212	205	199	209	210
FFSs deployed		255	269	255	252	249	269	269
Utilization rate[6]	%	76	76	82	75	70	78	77

Revenue up 10% over last quarter and up 9% over the fourth quarter of fiscal 2017

The increase over last quarter was mainly due to higher FFS utilization in the Americas and Europe, higher revenue from our manufacturing facility due to the timing of production milestones and the integration into our results of the revenues from AACE following the acquisition last quarter of the remaining 50% equity interest. The increase was also due to a favourable foreign exchange impact on the translation of foreign operations.

The increase over the fourth quarter of fiscal 2017 was due to higher FFS utilization in the Americas and the contribution of newly deployed simulators in our network in Europe and in the Americas, the integration into our results of the revenues from AACE, as mentioned above, a favourable foreign exchange impact on the translation of foreign operations and higher revenue recognized from simulator sales due to higher deliveries.

Revenue was $1,629.7 million this year, 5% or $72.8 million higher than last year

The increase over last year was mainly due to higher FFS utilization in the Americas and the contribution of newly deployed simulators in our network in Europe and in the Americas, the integration into our results of the revenues from AACE, as mentioned above, a favourable foreign exchange impact on the translation of foreign operations and an increase in demand for our crew sourcing business. The increase was also due to higher revenue recognized from simulator sales due to higher level of deliveries.

Segment operating income up 22% over last quarter and up 14% over the fourth quarter of fiscal 2017

Segment operating income was $95.7 million (21.0% of revenue) this quarter, compared to $78.6 million (19.0% of revenue) last quarter and $83.8 million (20.1% of revenue) in the fourth quarter of fiscal 2017.

Segment operating income increased by $17.1 million, or 22%, over last quarter. The increase was mainly due to higher FFS utilization mainly in the Americas and in Europe, higher revenue from our manufacturing facility, as mentioned above, and gains on the sale of existing simulators from our network to our customers. The increase was partially offset by higher selling, general and administrative expenses and a gain, recorded in the previous quarter, on the remeasurement of the previously held AACE investment net of reorganizational costs.

Segment operating income increased by $11.9 million, or 14%, over the fourth quarter of fiscal 2017. The increase was mainly due to higher FFS utilization and newly deployed simulators, as mentioned above, and higher revenue from our manufacturing facility. The increase was partially offset by higher selling, general and administrative expenses and an unfavourable foreign exchange impact from the revaluation of non-cash working capital accounts.

Segment operating income was $324.5 million, 19% or $51.3 million higher than last year

Segment operating income was $324.5 million (19.9% of revenue) this year, compared to $273.2 million (17.5% of revenue) last year.

The increase was mainly due to higher FFS utilization and newly deployed simulators, as mentioned above, gains realized in the second quarter from the disposal of our equity interest in the joint venture ZFTC, a favourable foreign exchange impact from operations and the net gain on the remeasurement of the previously held AACE investment following the acquisition in the third quarter. The increase was partially offset by higher selling, general and administrative expenses.

CAE Financial Report 2018 I 21

6 Non-GAAP and other financial measures (see Section 3.7).

Management’s Discussion and Analysis

Property, plant and equipment expenditures at $50.2 million this quarter and $143.7 million for the year

Maintenance capital expenditures were $20.9 million for the quarter and $54.7 million for the year. Growth capital expenditures were $29.3 million for the quarter and $89.0 million for the year.

Capital employed increased $97.5 million over last quarter and $111.1 million over last year

The increase in capital employed over last quarter was mainly due to higher property, plant and equipment and intangible assets mainly as a result of movements in foreign exchange rates, a higher investment in equity accounted investees and higher non-cash working capital.

The increase in capital employed over last year was mainly due to higher property, plant and equipment and intangible assets and a lower investment in equity accounted investees resulting from the acquisition of AACE. This increase was partially offset by a lower investment in non-cash working capital, mainly due to higher deferred revenue and lower inventory, partially offset by higher accounts receivable.

Total backlog was at $3,975.9 million at the end of the year

(amounts in millions)	FY2018	FY2017
Obligated backlog, beginning of period	$2,823.9	$2,623.3
+ orders	2,339.5	1,698.8
- revenue	(1,629.7)	(1,556.9)
+ / - adjustments	148.2	58.7
Obligated backlog, end of period	$3,681.9	$2,823.9
Joint venture backlog (all obligated)	294.0	465.0
Total backlog	$3,975.9	$3,288.9

Fiscal 2018 adjustments includes $224.1 million added as a result of the acquisition of AACE, positive foreign exchange movements and the revaluation of prior year contracts. An adjustment was made to the joint venture backlog to reflect the removal of the AACE contracts that were transferred to obligated backlog.

Fiscal 2017 adjustments includes $117.8 million added as a result of the acquisition of Lockheed Martin Commercial Flight Training, the revaluation of prior year contracts and the cancellation of an order from a previous year.

This quarter's book-to-sales ratio was 1.20x. The ratio for the last 12 months was 1.44x.

22 I CAE Financial Report 2018

Management’s Discussion and Analysis

5.2       Defence and Security

FISCAL 2018 EXPANSIONS AND NEW INITIATIVES

Expansions

–     During the year, we began offering the new Initial Entry Fixed-Wing course at CAE's Dothan Training Center. A total of 56 U.S. Army students have since graduated from the program to become Army fixed-wing aviators.

New programs and products

–     We upgraded the C-130 Aeromedical Evacuation Training System for the USAF at Dobbins Air Reserve Base with a motion platform, a first-of-its-kind in the world for an aeromedical fuselage trainer;

–     We supported the Royal Australian Air Force’s (RAAF) participation in the Diamond Thunder distributed mission training exercise, which saw the RAAF network various simulation assets across the country as part of its inaugural Air Warfare Instructor Course;

–     Our CAE 7000 Series C295 FFS and CAE 3000 Series SW-4 FFS were accepted into service by the Polish Air Force at the 8th Air Base Krakow-Balice and 41st Air Base School in Deblin, Poland respectively, where they will play a key role in the training of Polish Air Force aircrews and cadets;

–     Our Predator Mission Trainer was accepted into service by the Italian Air Force at Amendola Air Force Base in Italy.

FISCAL 2018 ORDERS

Defence and Security was awarded $434.5 million in orders this quarter and $1,400.3 million in total for fiscal 2018, including notable contract awards from:

–     Leonardo Helicopters to provide the Qatar Emiri Air Force with a comprehensive NH90 helicopter training solution that includes simulators, training devices and long-term training services;

–     The U.S. Navy under a U.S. foreign military sale program to provide the Brazilian Navy with a comprehensive S-70B Seahawk helicopter training system;

–     The Royal Australian Air Force to continue providing King Air 350 simulator services through 2024;

–     The U.S. Navy exercising contract options as part of the MH-60R/S Tech Refresh and Procurement of Simulators program;

–     The U.K. Ministry of Defence to continue providing aircrew training services at CAE's Medium Support Helicopter Aircrew Training Facility (MSHATF);

–     The General Headquarters of the UAE to provide the UAE Air Force with a comprehensive training solution for the RQ-1E Predator remotely piloted aircraft.

FINANCIAL RESULTS

(amounts in millions, except operating margins)		FY2018	FY2017	Q4-2018	Q3-2018	Q2-2018	Q1-2018	Q4-2017
Revenue		$1,085.1	1,036.9	290.4	262.8	268.7	263.2	282.7
Segment operating income		$127.7	120.4	38.7	32.7	30.0	26.3	33.0
Operating margins	%	11.8	11.6	13.3	12.4	11.2	10.0	11.7
Depreciation and amortization		$49.9	57.8	10.8	10.3	14.0	14.8	14.3
Property, plant and equipment
expenditures		$27.6	95.8	6.8	3.4	2.3	15.1	19.7
Intangible assets and other
assets expenditures		$21.6	26.9	9.2	3.6	5.2	3.6	12.6
Capital employed		$982.4	881.2	982.4	955.5	965.5	924.6	881.2
Total backlog		$3,873.2	4,241.3	3,873.2	3,546.0	3,607.0	4,101.2	4,241.3

Revenue up 11% over last quarter and up 3% over the fourth quarter of fiscal 2017

The increase over last quarter was mainly due to higher revenue from North American programs partially offset by lower revenue from Middle Eastern and European programs.

The increase over the fourth quarter of fiscal 2017 was mainly due to higher revenue from North American programs partially offset by lower revenue from European, Australian and Asian programs resulting from a higher level of activity in the prior year and an unfavourable foreign exchange impact on the translation of foreign operations.

Revenue was $1,085.1 million this year, 5% or $48.2 million higher than last year

The increase was mainly due to higher revenue from North American and Middle Eastern programs partially offset by lower revenue from European and Australian programs and an unfavourable foreign exchange impact on the translation of foreign operations.

CAE Financial Report 2018 I 23

Management’s Discussion and Analysis

Segment operating income up 18% over last quarter and up 17% over the fourth quarter of fiscal 2017

Segment operating income was $38.7 million (13.3% of revenue) this quarter, compared to $32.7 million (12.4% of revenue) last quarter and $33.0 million (11.7% of revenue) in the fourth quarter of fiscal 2017.

The increase over last quarter was mainly due to higher volume on North American programs, higher margins on Australian programs and lower net research and development expenses, partially offset by higher selling, general and administrative expenses.

The increase over the fourth quarter of fiscal 2017 was mainly due to higher margins on European programs and lower net research and development expenses, partially offset by lower margins on Asian programs.

Segment operating income was $127.7 million this year, 6% or $7.3 million higher than last year

Segment operating income was $127.7 million (11.8% of revenue) this year, compared to $120.4 million (11.6% of revenue) last year.

The increase over last year was mainly due to higher margins on European programs, lower selling, general and administrative expenses and higher volume on North American and Middle Eastern programs. The increase was partially offset by lower margins on Australian programs.

Capital employed increased $26.9 million over last quarter and increased $101.2 million over last year

The increase over last quarter was mainly due to movements in foreign exchange rates and a higher profitability in our joint ventures, partially offset by a lower investment in non-cash working capital.

The increase over last year was mainly due to a higher investment in non-cash working capital as a result of higher contracts in progress assets and lower accounts payable and accrued liabilities, partially offset by a decrease in prepayments. The increase was also due to a higher profitability in our joint ventures.

Total backlog down 9% compared to last year

(amounts in millions)	FY2018	FY2017
Obligated backlog, beginning of period	$2,706.1	$2,441.6
+ orders	1,400.3	1,383.9
- revenue	(1,085.1)	(1,036.9)
+ / - adjustments	(81.0)	(82.5)
Obligated backlog, end of period	$2,940.3	$2,706.1
Joint venture backlog (all obligated)	72.7	78.7
Unfunded backlog	860.2	1,456.5
Total backlog	$3,873.2	$4,241.3

Fiscal 2018 adjustments include the removal of the Initial Entry Rotary-Wing Instructor Support Services contract following a protest which resulted in the client's decision to award the contract to the incumbent and the revaluation of prior year contracts.

Fiscal 2017 adjustments include the cancellation of two orders and the revaluation of prior year contracts, partially offset by a contract amendment related to the acquisition of Bombardier's Military Aviation Training, acquired in fiscal 2016.

This quarter's book-to-sales ratio was 1.50x. The ratio for the last 12 months was 1.29x.

In fiscal 2018, $283.3 million of unfunded backlog was transferred to obligated backlog and $262.1 million was added to the unfunded backlog. An adjustment was made to the unfunded backlog to reflect the removal of the Initial Entry Rotary-Wing Instructor Support Services contract.

24 I CAE Financial Report 2018

Management’s Discussion and Analysis

5.3      Healthcare

FISCAL 2018 EXPANSIONS AND NEW INITIATIVES

Expansions

–     We hosted our first expanded Human Patient Simulation Network (HPSN) U.K. conference, expanding  our potential customer base and simulation market to include specialties outside of nursing;

–     We formed a partnership with the AHA to establish a network of International Training Sites to deliver lifesaving AHA courses in countries that are currently underserved. We began delivering courses in the fourth quarter for clinicians at our first training site, the CAE Brunei Multi-Purpose Training Centre.

New programs and products

–     We launched CAE Juno, a new clinical skills manikin for nursing programs designed to help bridge the gap between classroom and hospital settings, in the first quarter of fiscal 2018 at the INACSL annual conference;

–     We, together with ASA, launched the Anesthesia SimSTAT - Trauma, the first in a series of interactive screen-based anesthesia simulation modules, which has been approved by the American Board of Anesthesiology for MOCA credits;

–     We delivered a Microsoft Hololens augmented reality training solution for the Abiomed Impella, a heart pump system;

–     We developed a physics-driven simulator for the Medtronic MicraTM Transcatheter Pacing System, that offers an augmented reality training solution for up to 12 simultaneous learners;

–     We developed the LucinaAR, the world's first augmented reality childbirth simulator, which was launched at the International Meeting on Simulation in Healthcare. This high-fidelity patient manikin allows clinical teams and learners to practice emergency labour and delivery manoeuvers while guided by 3D holograms;

–     We signed a distributor contract with WorldPoint to sell CAE Juno manikins to simulation centres in the U.S., which will give us access to WorldPoint's unique network of customers.

Innovation Awards

–     Evidencing our thought leadership in healthcare simulation, Anesthesia SimSTAT earned the ..orgCommunity Innovation 2017 Award;

–     We received the Unity Impact Award for our CAE VimedixAR ultrasound simulator, which integrates real-time interactive holograms of the human anatomy.

FISCAL 2018 ORDERS

CAE Healthcare sales this year included large orders for patient and ultrasound simulators and centre management solutions sold to customers in North America directly and internationally, through distributors, as well as patient and interventional simulators sold to military customers.

FINANCIAL RESULTS

(amounts in millions, except operating margins)		FY2018	FY2017	Q4-2018	Q3-2018	Q2-2018	Q1-2018	Q4-2017
Revenue		$115.2	110.7	35.1	27.9	28.3	23.9	34.2
Segment operating income		$8.8	6.6	6.7	1.5	2.2	(1.6)	4.1
Operating margins	%	7.6	6.0	19.1	5.4	7.8	—	12.0
Depreciation and amortization		$13.1	13.9	3.2	3.2	3.1	3.6	3.8
Property, plant and equipment		$2.6	2.3	0.4	0.7	0.2	1.3	1.4
expenditures
Intangible assets and other		$7.4	3.7	2.1	1.5	2.3	1.5	—
assets expenditures
Capital employed		$211.5	224.3	211.5	205.0	206.4	213.4	224.3

Revenue up 26% over last quarter and up 3% over the fourth quarter of fiscal 2017

The increase over last quarter and the fourth quarter of fiscal 2017 was mainly due to higher revenue from centre management solutions and patient simulators, primarily driven by higher sales to North American and military customers. The increase was partially offset by lower revenue from interventional simulators.

Revenue was $115.2 million this year, 4% or $4.5 million higher than last year

The increase was due to higher revenue from centre management solutions as a result of higher sales to North American customers and higher revenue from interventional simulators sold to military customers. The increase was partially offset by lower revenue from key partnerships with OEMs.

CAE Financial Report 2018 I 25

Management’s Discussion and Analysis

Segment operating income higher over last quarter and the fourth quarter of fiscal 2017

Segment operating income was $6.7 million this quarter (19.1% of revenue), compared to $1.5 million last quarter (5.4% of revenue) and $4.1 million (12.0% of revenue) in the fourth quarter of fiscal 2017.

The increase over last quarter was mainly due to higher revenue, as mentioned above, the benefit recognized this quarter from a remeasurement of long-term royalty obligations and a more favourable product mix. The increase was partially offset by higher selling, general and administrative expenses.

The increase over the fourth quarter of fiscal 2017 was mainly due to the benefit from a remeasurement of long-term royalty obligations and lower research and development expenses.

Segment operating income was $8.8 million this year, $2.2 million higher than last year

Segment operating income was $8.8 million (7.6% of revenue) this year, compared to $6.6 million (6.0% of revenue) last year.

The increase over last year was mainly due to higher revenues, as mentioned above, and the net benefit from a remeasurement of long‑term royalty obligations less non-recurring selling, general and administrative expenses for investments to support product launches, an expansion to the sales force and marketing. The increase was also due to lower research and development expenses.

Capital employed increased by $6.5 million over last quarter and decreased by $12.8 million from last year

The increase over last quarter was mainly due to higher intangible assets as a result of movements in foreign exchange rates. The increase was also due to higher non-cash working capital, resulting primarily from an increase in accounts receivable from higher revenues.

The decrease from last year was primarily due to lower intangible assets as a result of amortization and lower non-cash working capital.

26 I CAE Financial Report 2018

Management’s Discussion and Analysis

6.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We manage liquidity and regularly monitor the factors that could affect it, including:

–     Cash generated from operations, including timing of milestone payments and management of working capital;

–     Capital expenditure requirements;

–     Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

6.1       Consolidated cash movements7

(amounts in millions)	FY2018	FY2017	Q4-2018	Q3-2018	Q4-2017
Cash provided by continuing operating activities*	$446.4	$435.2	$130.8	$117.4	$116.9
Changes in non-cash working capital	(43.1)	29.1	7.0	70.2	80.6
Net cash provided by continuing operating activities	$403.3	$464.3	$137.8	$187.6	$197.5
Maintenance capital expenditures[7]	(68.5)	(62.8)	(25.9)	(13.9)	(24.5)
Other assets	(9.1)	(5.5)	3.1	(3.8)	(2.3)
Proceeds from the disposal of property, plant and equipment	27.0	6.6	10.6	0.5	4.1
Net (payments to) proceeds from equity accounted investees	(11.5)	(10.6)	0.2	(7.7)	(1.2)
Dividends received from equity accounted investees	37.6	16.5	14.0	6.5	7.3
Dividends paid	(89.9)	(80.6)	(22.5)	(23.2)	(20.5)
Free cash flow from continuing operations[7]	$288.9	$327.9	$117.3	$146.0	$160.4
Growth capital expenditures[7]	(105.4)	(160.1)	(31.5)	(29.1)	(49.1)
Capitalized development costs	(32.5)	(37.8)	(13.5)	(6.9)	(14.0)
Common shares repurchased	(44.8)	(41.7)	(0.4)	(21.8)	(3.0)
Other cash movements, net	12.8	13.4	1.9	1.4	2.3
Business combinations, net of cash and cash
equivalents acquired	(124.4)	(5.5)	—	(99.7)	—
Net proceeds from disposal of interest in investment	117.8	—	—	3.8	—
Effect of foreign exchange rate changes on cash
and cash equivalents	15.0	(4.9)	15.4	4.0	(0.1)
Net increase (decrease) in cash before proceeds and
repayment of long-term debt	$127.4	$91.3	$89.2	$(2.3)	$96.5
* before changes in non-cash working capital

Free cash flow from continuing operations was $117.3 million for the quarter

Free cash flow was $28.7 million lower than last quarter and $43.1 million lower compared to the fourth quarter of fiscal 2017.

Free cash flow was lower compared to last quarter and the fourth quarter of fiscal 2017 mainly due to a higher investment in non-cash working capital, partially offset by an increase in cash provided by continuing operating activities, higher proceeds from the disposal of property, plant and equipment and higher dividends received from equity accounted investees.

Free cash flow from continuing operations was $288.9 million this year

Free cash flow decreased by $39.0 million, or 12%, compared to last year.

Free cash flow was lower compared to last year mainly due to a higher investment in non-cash working capital, partially offset by higher dividends received from equity accounted investees and higher proceeds from the disposal of property, plant and equipment.

Capital expenditures were $57.4 million this quarter and $173.9 million for the year

Growth capital expenditures were $31.5 million this quarter and $105.4 million for the year including strategic purchases of existing FFSs in the market. Our growth capital allocation decisions are market-driven in nature and are intended to keep pace with the demand of our existing and new customers. Maintenance capital expenditures were $25.9 million this quarter and $68.5 million for the year.

CAE Financial Report 2018 I 27

7 Non-GAAP and other financial measures (see Section 3.7).

Management’s Discussion and Analysis

6.2       Sources of liquidity

We have a committed line of credit at floating rates, provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from this credit facility to cover operating and general corporate expenses and to issue letters of credit and bank guarantees.

The total amount available through this committed bank line at March 31, 2018 was US$550.0 million (2017 – US$550.0 million) with the option, subject to lender’s consent, to increase to a total amount of US$850.0 million. There was no amount drawn under the facility as at March 31, 2018 (2017 – nil) and US$46.4 million was used for letters of credit (2017 – US$92.0 million). The applicable interest rate on this revolving credit facility is variable, based on the bank’s prime rate, bankers’ acceptance rates or LIBOR plus a spread which depends on the credit rating assigned by Standard & Poor’s Rating Services. During the year, the maturity date of our revolving unsecured term credit facility was extended to September 30, 2022.

We have an unsecured Export Development Canada (EDC) Performance Security Guarantee (PSG) account for US$225.0 million      (2017 – US$125.0 million). This is an uncommitted revolving facility for performance bonds, advance payment guarantees or similar instruments. As at March 31, 2018 the total outstanding for these instruments was $163.6 million (2017 – $115.9 million).

We manage a program in which we sell interests in certain of our accounts receivable (current financial assets program) to a third party for cash consideration for amounts up to US$300.0 million (2017 – US$150.0 million) with limited recourse to CAE. As at March 31, 2018, the Canadian dollar equivalent of $168.3 million (2017 – $141.6 million) of specific accounts receivable were sold to a third party.

As at March 31, 2018, we are compliant with all our financial covenants.

We believe that our cash and cash equivalents, access to credit facilities and expected free cash flow will provide sufficient flexibility for our business, repurchase of common shares and payment of dividends and will enable us to meet all other expected financial requirements in the near term.

The following table summarizes the long-term debt:

	As at March 31	As at March 31
(amounts in millions)	2018	2017
Total long-term debt	$1,260.9	$1,255.4
Less:
Current portion of long-term debt	35.2	31.2
Current portion of finance leases	17.0	20.7
Long-term portion of long-term debt	$1,208.7	$1,203.5

As part of our acquisition, in fiscal 2018, of a portfolio of training assets from a full-flight simulator leasing business, we acquired a term loan for the financing of a simulator. This represents a loan obligation of $5.3 million as at March 31, 2018.

As part of the acquisition of the remaining 50% equity interest in AACE, we acquired loans in the amount of $28.9 million as at March 31, 2018.

CAE Financial Report 2018 I

Management’s Discussion and Analysis

6.3       Government participation

We have agreements with various governments whereby the latter contribute a portion of the cost, based on expenditures incurred by CAE, of certain R&D programs for modeling, simulation and training services technology.

During fiscal 2014, we announced Project Innovate, an R&D program extending over five and a half years. The goal of Project Innovate is to expand our modeling and simulation technologies, develop new ones and continue to differentiate our service offering. Concurrently, the Government of Canada agreed to participate in Project Innovate through a repayable loan of up to $250 million made through the Strategic Aerospace and Defence Initiative (SADI).

During fiscal 2016, we amended and extended our Project New Core Markets, an R&D program, for an additional four years. The aim is to leverage our modeling, simulation and training services expertise in healthcare. The Quebec government, through Investissement Québec, agreed to participate up to $70 million in contributions related to costs incurred before the end of fiscal 2020.

During fiscal 2017, we announced our participation in Project SimÉco 4.0, an R&D project under the SA2GE program. The aim of this project is the development of new products or processes which will further contribute to greenhouse gas emissions reductions. The government of Quebec, through the Ministry of Economy, Science and Innovation, and SA2GE have committed to contribute amounts up to 50% of eligible costs incurred by CAE to fiscal 2020.

You will find more details in Note 1 and Note 13 of our consolidated financial statements.

6.4       Contractual obligations

We enter into contractual obligations and commercial commitments in the normal course of our business. The table below represents our contractual obligations and commitments for the next five years and thereafter:

Contractual obligations

(amounts in millions)	2019	2020	2021	2022	2023	Thereafter	Total
Long-term debt (excluding interest)	$35.6	$195.9	$34.1	$176.7	$43.5	$631.7	$1,117.5
Finance leases (excluding interest)	17.0	30.7	27.4	11.0	11.9	47.4	145.4
Non-cancellable operating leases	44.4	37.9	32.5	26.1	22.4	76.7	240.0
Purchase commitments	132.0	70.5	19.5	0.2	0.5	0.5	223.2
	$229.0	$335.0	$113.5	$214.0	$78.3	$756.3	$1,726.1

We also had total availability under the committed credit facility of US$503.6 million as at March 31, 2018 compared to US$458.0 million at March 31, 2017.

We have purchase commitments related to agreements that are enforceable and legally binding. Most are agreements with subcontractors to provide services for long-term contracts that we have with our clients. The terms of the agreements are significant because they set out obligations to buy goods or services in fixed or minimum amounts, at fixed, minimum or variable prices and at various points in time.

As at March 31, 2018, we had other long-term liabilities that are not included in the table above. These include some accrued pension liabilities, deferred revenue, deferred gains on assets and various other long-term liabilities. CAE’s cash obligation in respect of the accrued employee pension liability depends on various elements including market returns, actuarial gains and losses and interest rates. We did not include deferred tax liabilities since future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry-forwards available.

CAE Financial Report 2018 I 29

Management’s Discussion and Analysis

7.     CONSOLIDATED FINANCIAL POSITION

7.1       Consolidated capital employed

	As at March 31	As at March 31
(amounts in millions)	2018	2017
Use of capital:
Current assets	$2,060.8	$1,919.7
Less: cash and cash equivalents	(611.5)	(504.7)
Current liabilities	(1,320.6)	(1,273.9)
Less: current portion of long-term debt	52.2	51.9
Non-cash working capital[8]	$180.9	$193.0
Property, plant and equipment	1,803.9	1,582.6
Other long-term assets	1,854.5	1,852.5
Other long-term liabilities	(823.3)	(796.4)
Total capital employed	$3,016.0	$2,831.7
Source of capital:
Current portion of long-term debt	$52.2	$51.9
Long-term debt	1,208.7	1,203.5
Less: cash and cash equivalents	(611.5)	(504.7)
Net debt[8]	$649.4	$750.7
Equity attributable to equity holders of the Company	2,298.2	2,020.8
Non-controlling interests	68.4	60.2
Source of capital	$3,016.0	$2,831.7

Capital employed increased $184.3 million, or 7%, over last year

The increase over last year was mainly due to higher property, plant and equipment, partially offset by an increase in other long-term liabilities and lower non-cash working capital.

Our return on capital employed8 (ROCE) was 14.4% this year compared to 11.2% last year. Our ROCE this year was impacted by the income tax recovery resulting from the enactment of a lower U.S. federal income tax rate, the gain on the remeasurement of the previously held AACE investment net of reorganizational costs and the gain realized from the disposal of our equity interest in the joint venture ZFTC. Excluding these impacts, our ROCE would have been 12.3% this year.

Non-cash working capital decreased by $12.1 million

The decrease was mainly due to higher deferred revenue and lower inventories, partially offset by higher contracts in progress assets, lower contract in progress liabilities and accounts payable and accrued liabilities.

Net property, plant and equipment up $221.3 million

The increase was mainly due to capital expenditures and the integration into our operations of the fixed assets acquired from AACE, partially offset by depreciation.

Other long-term liabilities up $26.9 million

The increase was mainly due to higher employee benefit obligations resulting primarily from a decrease in the discount rate used to determine our defined benefit pension plan obligations and higher deferred gains and other non-current liabilities, partially offset by lower deferred tax liabilities.

Net debt lower than last year

The decrease was mainly due to the impact of cash movements during the year, partially offset by the addition of loans obtained as part of the acquisition of AACE.

CAE Financial Report 2018 I

8 Non-GAAP and other financial measures (see Section 3.7).

Management’s Discussion and Analysis

Change in net debt9
(amounts in millions)		FY2018	FY2017
Net debt, beginning of period		$750.7	$787.3
Impact of cash movements on net debt
(see table in the consolidated cash movements section)		$(127.4)	$(91.3)
Effect of foreign exchange rate changes on long-term debt		(22.9)	14.0
Impact from business combinations		37.7	25.8
Other		11.3	14.9
Decrease in net debt during the period		$(101.3)	$(36.6)
Net debt, end of period		$649.4	$750.7
Net debt-to-capital[9]	%	21.5%	26.5

Total equity increased by $285.6 million this year

The increase in equity was mainly due to net income of $355.7 million and a favourable foreign currency translation of $80.5 million, partially offset by cash dividends of $89.9 million, common shares repurchased and cancelled of $44.8 million and defined benefit plan remeasurements of $24.1 million.

Outstanding share data

Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 267,738,530 common shares issued and outstanding as at March 31, 2018 with total share capital of $633.2 million. In addition, we had 6,155,525 options outstanding under the Employee Stock Option Plan (ESOP).

As at April 30, 2018, we had a total of 267,604,005 common shares issued and outstanding and 6,137,450 options outstanding under the ESOP.

Repurchase and cancellation of shares

On February 9, 2018, we announced the renewal of the normal course issuer bid (NCIB) to purchase up to 5,349,804 of our common shares. The NCIB began on February 23, 2018 and will end on February 22, 2019 or on such earlier date when the Company completes its purchases or elects to terminate the NCIB. These purchases will be made on the open market plus brokerage fees through the facilities of the TSX and/or alternative trading systems at the prevailing market price at the time of the transaction, in accordance with the TSX’s applicable policies. All common shares purchased pursuant to the NCIB will be cancelled.

In fiscal 2018, we repurchased and cancelled a total of 2,081,200 common shares under the previous and current NCIB (2017 – 2,490,900), at a weighted average price of $21.53 per common share (2017 – $16.73), for a total consideration of $44.8 million (2017 – $41.7 million). An excess of $39.9 million (2017 – $36.1 million) of the shares’ repurchase value over their carrying amount was charged to retained earnings as share repurchase premiums. Included in the above amount were 600,000 common shares that were repurchased under a private agreement with a third-party seller at a discount to the prevailing market price of the Company's common shares at the time of purchase.

Dividends

We paid a dividend of $0.08 per share in the first quarter and $0.09 per share in the second, third and fourth quarter of fiscal 2018. These dividends were eligible under the Income Tax Act (Canada) and its provincial equivalents.

Our Board of Directors has the discretion to set the amount and timing of any dividend. The Board reviews the dividend policy annually based on the cash requirements of our operating activities, liquidity requirements and projected financial position. We expect to declare dividends of approximately $96.4 million in fiscal 2019 based on our current dividend and the number of common shares outstanding as at March 31, 2018.

Guarantees

As at March 31, 2018, we have a total of $223.4 million outstanding letters of credit and performance guarantees which are not recognized in the consolidated statement of financial position, compared to $238.2 million last fiscal year.

Pension obligations

We maintain defined benefit and defined contribution pension plans. Subsequent to recent legislative changes, the defined benefit pension plans are considered sufficiently funded. We expect to contribute $23.7 million in fiscal 2019.

9 Non-GAAP and other financial measures (see Section 3.7).

Management’s Discussion and Analysis

7.2       Off balance sheet arrangements

In the normal course of operations, we use off-balance sheet activities through operating leases for building, land, simulators, aircrafts and other equipment. These leases are non-recourse to us.

You can find more details about operating lease commitments in Notes 1 and 26 of our consolidated financial statements.

In the normal course of business we also manage a program in which we sell interests in certain of our accounts receivable (current financial assets program) to a third party for cash consideration with limited recourse to CAE.

You will find more details about our financial assets program in Sources of Liquidity.

7.3       Financial instruments

We are exposed to various financial risks in the normal course of business. We enter into forward contracts and swap agreements to manage our exposure to fluctuations in foreign exchange rates, interest rates and share price which have an effect on our share‑based payments costs. We formally assess, both at inception of the hedge relationship and on an ongoing basis, whether the derivatives we use in hedging transactions are highly effective in offsetting changes in cash flows of hedged items in relation to the hedged risk. We enter into these transactions to reduce our exposure to risk and volatility, and not for trading or speculative purposes. We only enter into contracts with counterparties that are of high credit quality.

Classification of financial instruments

We have made the following classifications for our financial instruments:

–     Cash and cash equivalents, restricted cash and all derivative instruments, except for derivatives designated as effective hedging instruments, are classified at fair value through profit and loss (FVTPL);

–     Accounts receivable, contracts in progress, non-current receivables and advances are classified as loans and receivables, except for those that we intend to sell immediately or in the near term which are classified at FVTPL;

–     Portfolio investments are classified as available-for-sale;

–     Accounts payable and accrued liabilities and long-term debt, including interest payable, as well as finance lease obligations and royalty obligations are classified as other financial liabilities, all of which are carried at amortized cost using the effective interest method.

Fair value of financial instruments

The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, we determine the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, we primarily use external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate our best estimates of market participant assumptions. Counterparty credit risk and our own credit risk are taken into account in estimating the fair value of all financial assets and financial liabilities.

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:

–     The fair value of cash and cash equivalents, accounts receivable, contracts in progress, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;

–     The fair value of derivative instruments, which include forward contracts, swap agreements and embedded derivatives accounted for separately and is calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. The fair value of derivative instruments reflect the estimated amounts that we would receive or pay to settle the contracts at the reporting date;

–     The fair value of the available-for-sale investment, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;

–     The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;

–     The fair value of long-term debts and non-current liabilities, including finance lease obligations and royalty obligations, are estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;

–     The fair value of the contingent consideration arising on a business combination is based on the estimated amount and timing of projected cash flows, the probability of the achievement of the criteria on which the contingency is based and the risk-adjusted discount rate used to present value the probability-weighted cash flows.

A description of the fair value hierarchy is discussed in Note 28 of our consolidated financial statements.

32 I CAE Financial Report 2018

Management’s Discussion and Analysis

Financial risk management

Due to the nature of the activities that we carry out and as a result of holding financial instruments, we are exposed to credit risk, liquidity risk and market risk, including foreign currency risk and interest rate risk. Our exposure to credit risk, liquidity risk and market risk is managed within risk management parameters documented in corporate policies. These risk management parameters remain unchanged since the previous period, unless otherwise indicated.

Credit risk

Credit risk is defined as our exposure to a financial loss if a debtor fails to meet its obligations in accordance with the terms and conditions of its arrangements with CAE. We are exposed to credit risk on our accounts receivable and certain other assets through our normal commercial activities. We are also exposed to credit risk through our normal treasury activities on our cash and cash equivalents and derivative financial assets. Credit risks arising from our normal commercial activities are managed in regards to customer credit risk.

Our customers are mainly established companies, some of which have publicly available credit ratings, as well as government agencies, which facilitates risk assessment and monitoring. In addition, we typically receive substantial non-refundable advance payments for construction contracts. We closely monitor our exposure to major airline companies in order to mitigate our risk to the extent possible. Furthermore, our trade receivables are not concentrated with specific customers but are held with a wide range of commercial and government organizations. As well, our credit exposure is further reduced by the sale of certain of our accounts receivable to third-party financial institutions for cash consideration on a limited recourse basis (current financial assets program). We do not hold any collateral as security. The credit risk on cash and cash equivalents is mitigated by the fact that they are mainly in place with a diverse group of major North American and European financial institutions.

We are exposed to credit risk in the event of non-performance by counterparties to our derivative financial instruments. We use several measures to minimize this exposure. First, we enter into contracts with counterparties that are of high credit quality. We signed International Swaps & Derivatives Association, Inc. (ISDA) Master Agreements with the majority of counterparties with whom we trade derivative financial instruments. These agreements make it possible to offset when a contracting party defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. Also, collateral or other security to support derivative financial instruments subject to credit risk can be requested by CAE or our counterparties (or both parties, if need be) when the net balance of gains and losses on each transaction exceeds a threshold defined in the ISDA Master Agreement. Finally, we monitor the credit standing of counterparties on a regular basis to help minimize credit risk exposure.

The carrying amounts presented in Note 4 and Note 28 of our consolidated financial statements represent the maximum exposure to credit risk for each respective financial asset as at the relevant dates.

Liquidity risk

Liquidity risk is defined as the potential risk that we cannot meet our cash obligations as they become due.

We manage this risk by establishing cash forecasts, as well as long-term operating and strategic plans. The management of consolidated liquidity requires a regular monitoring of expected cash inflows and outflows which is achieved through a forecast of our consolidated liquidity position, for efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, growth requirements and capital expenditures, and the maturity profile of indebtedness, including off-balance sheet obligations. We manage our liquidity risk to maintain sufficient liquid financial resources to fund our operations and meet our commitments and obligations. In managing our liquidity risk, we have access to a revolving unsecured credit facility and agreements to sell certain of our accounts receivable. We also regularly monitor any financing opportunities to optimize our capital structure and maintain appropriate financial flexibility.

Market risk

Market risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of changes in market prices, whether those changes are caused by factors specific to the individual financial instruments or its issuer, or factors affecting all similar financial instruments traded in the market. We are mainly exposed to foreign currency risk and interest rate risk.

We use derivative instruments to manage market risk against the volatility in foreign exchange rates, interest rates and share-based payments in order to minimize their impact on our results and financial position. Our policy is not to utilize any derivative financial instruments for trading or speculative purposes.

34 I CAE Financial Report 2018

Management’s Discussion and Analysis

Foreign currency risk

Foreign currency risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of fluctuations in foreign exchange rates. We are exposed to foreign exchange rate variability primarily in relation to certain sale commitments, expected purchase transactions and debt denominated in a foreign currency, as well as on our net investment from our foreign operations which have functional currencies other than the Canadian dollar (in particular the U.S. dollar, Euro and British pound). In addition, these operations have exposure to foreign exchange rates primarily through cash and cash equivalents and other working capital accounts denominated in currencies other than their functional currencies.

We mitigate foreign currency risks by having our foreign operations transact in their functional currency for material procurement, sale contracts and financing activities.

We use forward foreign currency contracts and foreign currency swap agreements to manage our exposure from transactions in foreign currencies. These transactions include forecasted transactions and firm commitments denominated in foreign currencies. Our foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity, consistent with the objective to fix currency rates on the hedged item.

Interest rate risk

Interest rate risk is defined as our exposure to a gain or a loss to the value of our financial instruments as a result of fluctuations in interest rates. We bear some interest rate fluctuation risk on our floating rate long-term debt and some fair value risk on our fixed interest long‑term debt. We mainly manage interest rate risk by fixing project-specific floating rate debt in order to reduce cash flow variability. We have a floating rate debt through our revolving unsecured credit facility and other asset-specific floating rate debts. A mix of fixed and floating interest rate debt is sought to reduce the net impact of fluctuating interest rates. Derivative financial instruments used to manage interest rate exposures are mainly interest rate swap agreements.

We use financial instruments to manage our exposure to changing interest rates and to adjust our mix of fixed and floating interest rate debt on long-term debt. The mix was 88% fixed-rate and 12% floating-rate at the end of this year (2017 – 90% fixed rate and 10% floating rate).

Our interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity to establish asset and liability management matching, consistent with the objective to reduce risks arising from interest rate movements.

Hedge of share-based payments cost

We have entered into equity swap agreements with four (2017 – two) major Canadian financial institutions to reduce our income exposure to fluctuations in our share price relating to the Deferred Share Unit (DSU), Long-Term Incentive Deferred Share Unit (LTI‑DSU) and Long-Term Incentive Time Based Restricted Share Unit (LTI-TB RSU) programs. Pursuant to the agreement, we receive the economic benefit of dividends and share price appreciation while providing payments to the financial institutions for the institution’s cost of funds and any share price depreciation. The net effect of the equity swaps partly offset movements in our share price impacting the cost of the DSU, LTI-DSU and LTI-TB RSU programs and is reset quarterly.

Hedge of net investments in foreign operations

As at March 31, 2018, we have designated a portion of our senior notes and a portion of the obligations under finance lease as a hedge of our net investments in U.S. entities. Gains or losses on the translation of the designated portion of our senior notes are recognized in OCI to offset any foreign exchange gains or losses on translation of the financial statements of those U.S. entities.

We have determined that there is no concentration of risks arising from financial instruments and estimated that the information disclosed above is representative of our exposure to risk during the period.

Refer to the consolidated statement of comprehensive income for the total amount of the change in fair value of financial instruments designated as cash flow hedges recognized in income for the period and total amount of gains and losses recognized in OCI and to Note 28 of our consolidated financial statements for the classification of financial instruments.

A sensitivity analysis for foreign currency risk and interest rate risk is included in Note 29 of our consolidated financial statements.

CAE Financial Report 2018 I 33

Management’s Discussion and Analysis

8.     BUSINESS COMBINATIONS

Acquisition of a portfolio of training assets

During the second quarter of fiscal 2018, we acquired a portfolio of training assets in North America and Europe from a full-flight simulator leasing business for cash consideration of $24.7 million. With this acquisition, we obtained fully operational full-flight simulators and various customer contracts.

The determination of the fair value of the identifiable assets acquired and liabilities assumed are as follows: $24.7 million of property plant and equipment, $4.6 million of goodwill, $1.4 million of non-current assets and $6.0 million of non-current liabilities.

Asian Aviation Centre of Excellence Sdn. Bhd.

During the third quarter of fiscal 2018, we completed the acquisition of the remaining 50% equity interest in Asian Aviation Centre of Excellence Sdn. Bhd. (AACE) from AirAsia, for a cash consideration of $114.8 million [US$90 million] and long-term contingent cash consideration payable of up to US$10 million if certain criteria are met.

As a result, our interest in AACE increased from 50% to 100%, obtaining control over AACE’s three training centres located in Malaysia, Singapore and Vietnam, as well as its 50% joint control of Philippine Academy of Aviation Training, a joint venture training centre between AACE and Cebu Pacific, located in the Philippines. With this acquisition, we own a customer installed base of commercial flight simulators and own assets including full-flight simulators, simulator parts and equipment, facilities and a talented workforce.

Before the transaction, our 50% ownership interest in AACE was accounted for using the equity method. The net gain resulting from the remeasurement to fair value of the previously held interest in AACE was included in Other gains – Net in the consolidated income statement.

The goodwill arising from both acquisitions is attributable to the expansion of our customer installed base of commercial flight simulators, market capacity and expected synergies from combining operations.

The net assets acquired, including intangibles, are included in the Civil Aviation Training Solutions segment.

You will find more details in Note 3 and 21 of our consolidated financial statements.

9.     BUSINESS RISK AND UNCERTAINTY

We operate in several industry segments that have various risks and uncertainties. Management and the Board of Directors (the Board) discuss quarterly the principal risks facing our business, as well as annually during the strategic planning and budgeting processes. The risks and uncertainties described below are risks that could materially affect our business, financial condition and results of operation. These risks are categorized as industry-related risks, risks specific to CAE and risks related to the current market environment. These are not necessarily the only risks we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

In order to mitigate the risks that may impact our future performance, management has established an enterprise risk management process to identify, assess and prioritize these risks. Management develops and deploys risk mitigation strategies that align with our strategic objectives and business processes. Management reviews the evolution of the principal risks facing our business on a quarterly basis and the Board oversees the risk management process and validates it through procedures performed by our internal auditors when it deems necessary. One should carefully consider the following risk factors, in addition to the other information contained herein, before deciding to purchase CAE common stock.

9.1      Risks relating to the industry

Competition

We sell our simulation products and training services in highly competitive markets. New participants have emerged in recent years and the competitive environment is intense, with aerospace and defence companies positioning themselves to try to take greater market share by consolidating existing commercial aircraft simulation companies and by developing their own internal capabilities. Most of our competitors in the simulation and training markets are also involved in other major segments of the aerospace and defence industry beyond simulation and training. As such, some of them are larger than we are, and may have greater financial, technical, marketing, manufacturing and distribution resources. In addition, our main competitors are either aircraft manufacturers, or have well-established relationships with aircraft manufacturers, airlines and governments, which may give them an advantage when competing for projects with these organizations.

OEMs like Airbus and Boeing have certain advantages in competing with independent training service providers. An OEM controls the pricing for the data, parts and equipment packages that are often required to manufacture a simulator specific to that OEM’s aircraft, which in turn is a critical capital cost for any simulation-based training service provider. OEMs may be in a position to demand licence fees or royalties to permit the manufacturing of simulators based on the OEM’s aircraft, and/or to permit any training on such simulators. CAE also has some advantages, including being an independent training provider and simulator manufacturer, having the ability to replicate certain aircraft without data, parts and equipment packages from an OEM and owning a diversified training network that includes joint ventures with large airline operators which are aircraft customers for OEMs. In addition, we work with some OEMs on business opportunities related to equipment and training services.

CAE Financial Report 2018 I 35

Management’s Discussion and Analysis

We obtain most of our contracts through competitive bidding processes that subject us to the risk of spending a substantial amount of time and effort on proposals for contracts that may not be awarded to us. A significant portion of our revenue is dependent on obtaining new orders and continuously replenishing our backlog. We cannot be certain that we will continue to win contracts through competitive bidding processes at the same rate as we have in the past. The presence of new market participants as noted above, and their efforts to gain market share, creates heightened competition in bidding which may negatively impact pricing and margins.

Economic growth underlies the demand for all of our products and services. Periods of economic recession, constrained credit, government austerity and/or international commercial sanctions generally lead to heightened competition for each available order. This in turn typically leads to a reduction in profit on sales won during such a period. Should such conditions occur, we could experience price and margin erosion.

Level and timing of defence spending

A significant portion of our revenues is generated by sales to defence and security customers around the world. We provide products and services for numerous programs to U.S., Canadian, European, Australian, and other foreign governments as both the prime and/or subcontractor. As defence spending comes from public funds and is always competing with other public interests for funding, there is a risk associated with the level of spending a particular country may devote to defence as well as the timing of defence contract awards. Significant reductions to defence spending by mature markets such as the U.S., Canada, Germany, U.K. and Australia or a significant delay in the timing of defence procurement could have a material negative impact on our future revenue, earnings and operations. In order to mitigate the level and timing of defence procurements, we have established a diversified global business and a strong position on enduring platforms.

Government-funded defence and security programs

Like most companies that supply products and services to governments, we can be audited and reviewed from time to time. Any adjustments that result from government audits and reviews may have a negative effect on our results of operations. Some costs may not be reimbursed or allowed in negotiations of fixed-price contracts. As a result, we may also be subject to a higher risk of legal actions and liabilities than companies that cater only to the private sector, which could have a materially negative effect on our operations.

Civil aviation industry

A significant portion of our revenue comes from supplying equipment and training services to the commercial and business airline industry.

Lower jet fuel prices generally have a positive impact on airlines’ profitability; however, the long-term ramifications on the commercial aviation industry are more complex. If jet fuel prices attain high levels for a sustained period, there could be a greater impetus for airlines to replace older, less fuel‑efficient aircraft. However, higher fuel costs could also limit the airlines’ available financial resources and could potentially cause deliveries of new aircraft to be delayed or cancelled. Airlines may slow capacity growth or cut capacity should sustained high fuel costs make the availability of such capacity economically unviable. Such a reaction would negatively affect the demand for our training equipment and services.

Constraints in the credit market may reduce the ability of airlines and others to purchase new aircraft, negatively affecting the demand for our training equipment and services, and the purchase of our products.

We are also exposed to credit risk on accounts receivable from our customers. We have adopted policies to ensure we are not significantly exposed to any individual customer. Our policies include analyzing the financial position of certain customers and regularly reviewing their credit quality. We also subscribe from time to time to credit insurance and, in some instances, require a bank letter of credit to secure our customers’ payments to us.

Regulations imposed by aviation authorities

We are required to comply with regulations imposed by aviation authorities. These regulations may change without notice, which could disrupt our sales and operations. Any changes imposed by a regulatory agency, including changes to safety standards imposed by aviation authorities such as the U.S. FAA, could mean that we have to make unplanned modifications to our products and services, causing delays or resulting in cancelled sales. We cannot predict the impact that changing laws or regulations might have on our operations. Any changes could present opportunities or, to the contrary, have a materially negative effect on our results of operations or financial condition.

Sales or licences of certain CAE products require regulatory approvals and compliance

The sale or licence of many of our products is subject to regulatory controls. These can prevent us from selling to certain countries, or to certain entities or people in or from a country, and require us to obtain from one or more governments an export licence or other approvals to sell certain technology such as defence and security simulators or other training equipment, including data or parts. These regulations change often and we cannot be certain that we will be permitted to sell or licence certain products to customers, which could cause a potential loss of revenue for us.

If we fail to comply with government laws and regulations related to export controls and national security requirements, we could be fined and/or suspended or barred from government contracts or subcontracts for a period of time, which would negatively affect our revenue from operations and profitability, and could have a negative effect on our reputation and ability to procure other government contracts in the future.

CAE Financial Report 2018 I

Management’s Discussion and Analysis

9.2      Risks relating to the Company

Product evolution

The civil aviation and defence and security markets in which we operate are characterized by changes in customer requirements, new aircraft models and evolving industry standards. If we do not accurately predict the needs of our existing and prospective customers or develop product and service enhancements that address evolving standards and technologies, we may lose current customers and be unable to attract new customers. This could reduce our revenue. The evolution of technology could also have a negative impact on the value of our fleet of FFSs.

Research and development activities

We carry out some of our R&D initiatives with the financial contribution of governments, including the Government of Quebec through Investissement Québec (IQ) and the SA2GE program, and the Government of Canada through its Strategic Aerospace and Defence Initiative (SADI). The level of government financial participation reflects government policy, fiscal policy and other political and economic factors. We may not, in the future, be able to replace these existing programs with other government funding and/or risk‑sharing programs of comparable benefit to us, which could have a negative impact on our financial performance and research and development activities.

We receive investment tax credits from federal and provincial governments in Canada and from the federal government in the U.S. on eligible R&D activities that we undertake. The credits we receive are based on legislation currently enacted. The investment tax credits available to us can be reduced by changes to the respective governments’ legislation which could have a negative impact on our financial performance and research and development activities.

Fixed-price and long-term supply contracts

We provide our products and services mainly through fixed-price contracts that require us to absorb cost overruns, even though it can be difficult to estimate all of the costs associated with these contracts or to accurately project the level of sales we may ultimately achieve. In addition, a number of contracts to supply equipment and services to commercial airlines and defence organizations are long-term agreements that can run up to 20 years. While some of these contracts can be adjusted for increases in inflation and costs, the adjustments may not fully offset the increases, which could negatively affect the results of our operations.

Strategic partnerships and long-term contracts

We have long-term strategic partnerships and contracts with major airlines, aircraft operators and defence forces around the world. These long-term contracts are included in our backlog at the awarded amount but could be subject to unexpected adjustments or cancellations and therefore do not represent a guarantee of our future revenues. Additionally, we cannot be certain that these partnerships and contracts will be renewed on similar terms, or at all, when they expire.

Procurement and OEM leverage

We secure data, parts, equipment and many other inputs from a wide variety of OEMs, subcontractors and other sources. We are not always able to find two or more sources for inputs that we require and in the case of specific aircraft simulators and other training equipment, significant inputs can only be sole sourced. We may therefore be vulnerable to delivery schedule delays, the financial condition of the sole-source suppliers and their willingness to deal with us. Within their corporate groups, some sole-source suppliers include businesses that compete with parts of our business. This could lead to onerous licencing terms, high licence fees or even refusal to licence to us the data, parts and equipment packages that are often required to manufacture and operate a simulator based on an OEM’s aircraft.

Where CAE uses an internally produced simulation model for an aircraft, or develops courseware without using OEM-sourced and licenced data, parts and equipment, the OEM in question may attempt retaliatory or obstructive actions against CAE to block the provision of training services or manufacturing, sale and/or deployment for training of a simulator for such aircraft, claiming breach of its intellectual property rights or other legal basis. Such actions may cause CAE to incur material legal fees and/or may delay or prevent completion of the simulator development project or provision of training services, which may negatively impact our financial results.

Similarly, where CAE uses open source software, freeware or commercial off-the-shelf software from a third party, the third party in question or other persons may attempt retaliatory or obstructive actions against CAE to block the use of such software or freeware, claiming breach of licence rights or other legal basis. Such actions may cause CAE to incur material legal fees and/or may delay or prevent completion of the simulator development project or provision of training services, which may negatively impact our financial results.

Warranty or other product-related claims

We manufacture simulators that are highly complex and sophisticated. Additionally, we may purchase simulators or obtain simulators in a business acquisition. These simulators may contain defects that are difficult to detect and correct and if they fail to operate correctly or have errors, there could be warranty claims or we could lose customers. Correcting these defects could require significant capital investment. If a defective product is integrated into our customer’s equipment, we could face product liability claims based on damages to the customer’s equipment. Any claims, errors or failures could have a negative effect on our operating results and business. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims.

CAE Financial Report 2018 I 37

Management’s Discussion and Analysis

Product integration and program management risk

Our business could be negatively affected if our products do not successfully integrate or operate with other sophisticated software, hardware, computing and communications systems that are also continually evolving. If we experience difficulties on a project or do not meet project milestones, we may have to devote more engineering and other resources than originally anticipated. While we believe we have recorded adequate provisions for risks of losses on fixed-price contracts, it is possible that fixed-price and long-term supply contracts could subject us to additional losses that exceed obligations under the terms of the contracts.

Protection of our intellectual property

We rely, in part, on trade secrets, copyrights and contractual restrictions, such as confidentiality agreements, patents and licences to establish and protect our proprietary rights. These may not be effective in preventing a misuse of our technology or in deterring others from developing similar technologies. We may be limited in our ability to acquire or enforce our intellectual property rights in some countries. Litigation related to our intellectual property rights could be lengthy and costly and could negatively affect our operations or financial results, whether or not we are successful in defending a claim.

Third-party intellectual property

Our products contain sophisticated software and computer systems that are supplied to us by third parties. These may not always be available to us. Our production of simulators often depends on receiving confidential or proprietary data on the functions, design and performance of a product or system that our simulators are intended to simulate. Our training systems may also involve the collection and analysis of customer performance data in connection with the use of our training systems. We may not be able to obtain access to these multiple data sets on reasonable terms, or at all.

Infringement claims could be brought against us or against our customers. We may not be successful in defending these claims and we may not be able to develop processes that do not infringe on the rights of third parties, or obtain licences on terms that are commercially acceptable, if at all.

The markets in which we operate are subject to extensive patenting by third parties. Our ability to modify existing products or to develop new products and services may be constrained by third-party patents such that we incur incremental costs to licence the use of the patent or design around the claims made therein.

Key personnel

Our continued success will depend in part on our ability to retain and attract key personnel with the relevant skills, expertise and experience. Our compensation policy is designed to mitigate this risk. We also have succession plans in place to help identify and develop an internal pipeline of leadership talent pertaining to the technical, pilot instructor and general management domains.

Labour relations

Approximately 1,700 of our employees are represented by unions and are covered by 42 collective agreements. These differing collective bargaining agreements have various expiration dates, including that of an employee group in Montreal, Canada which is expiring in June 2018 and is currently in the process of being renewed. While we maintain positive relationships with our respective unions, the re‑negotiations of the collective bargaining agreements could result in work disruption including work stoppages or work slowdowns. Should a work stoppage occur, it could interrupt our manufacturing or service operations at the impacted locations which could adversely affect service to our customers and our financial performance.

Environmental matters

We use, generate, store, handle and dispose of hazardous materials at our operations, and used to at some of our discontinued or sold operations. Past operators at some of our sites also carried out these activities.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, new clean-up requirements or claims on environmental indemnities we have given may result in us having to incur substantial costs. This could have a materially negative effect on our financial condition and results of operations.

Additionally, the potential impacts of continued climate change are unpredictable. The occurrence of one or more natural disasters or weather-related events could result in a disruption of operations, property damage and adverse effects to the cost or availability of materials and resources. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims, though to date our insurance coverage has been adequate to meet claims.

Liability claims arising from casualty losses

Because of the nature of our business, we may be subject to liability claims, including claims for serious personal injury or death, arising from:

–     Accidents or disasters involving training equipment that we have sold or aircraft for which we have provided training equipment or services;

–     Our pilot provisioning;

–     Our live flight training operations.

We may also be subject to product liability claims relating to equipment and services that our discontinued operations sold in the past. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims, though to date our insurance coverage has been adequate to meet claims.

38I CAE Financial Report 2018

Management’s Discussion and Analysis

Integration of acquired businesses

The success of our acquisitions depends on our ability to crystallize synergies both in terms of successfully marketing our broadened product offering as well as efficiently consolidating the operations of the acquired businesses into our existing operations.

Our ability to penetrate new markets

We are leveraging our knowledge, experience and best practices in simulation-based aviation training and optimization to penetrate the simulation-based training market in healthcare.

As we operate in this market, unforeseen difficulties and expenditures could arise, which may have an adverse effect on our operations, profitability and reputation. Penetrating a new market is inherently more difficult than managing within our already established markets.

U.S. foreign ownership, control or influence mitigation measures

CAE and certain of its subsidiaries are parties to agreements with various departments and agencies of the U.S. government, including the U.S. Department of Defense, which require that these subsidiaries be issued facility security clearances under the U.S. Government National Industrial Security Program. This program requires that any corporation that maintains a facility security clearance be insulated from foreign ownership, control or influence (FOCI) via a mitigation agreement. As a Canadian company, CAE has entered into FOCI mitigation agreements with U.S. Department of Defense that enable these U.S. subsidiaries to obtain and maintain the requisite facility security clearances to enter into and perform on classified contracts with the U.S. Government. Specifically, these mitigation agreements are a special security agreement (SSA) for CAE USA Inc. and a proxy agreement (Proxy Agreement) for CAE USA Inc.’s wholly owned subsidiary, CAE USA Mission Solutions Inc. (Proxy Company). If CAE fails to maintain compliance with either of these FOCI mitigation agreements, the facility security clearances for each entity may be terminated. If this occurred, CAE’s U.S. subsidiaries would no longer be eligible to enter into new contracts requiring a facility security clearance and would lose the right to perform its existing contracts with the U.S. government to completion.

A separate board of directors has been established to oversee the management and operations of the Proxy Company. Under the Proxy Agreement, CAE and its board of directors are restricted in their oversight over the Proxy Company’s separate board of directors and its management. In addition, under U.S. Department of Defense rules and procedures, subject to a limited number of restricted matters (such as the sale or disposal of the Proxy Company’s assets; corporate mergers, consolidations, or reorganizations relating to the Proxy Company; pledges, mortgages or other encumbrances on the capital stock of the Proxy Company for purposes other than obtaining working capital; the dissolution of the Proxy Company; and the filing of a bankruptcy petition with respect to the Proxy Company) the Proxy Company board of directors acts independently and has sole authority to make all decisions regarding the management of the proxy company and its business. The actions taken or not taken by the management or the Proxy Company board of directors could have an impact on CAE’s growth, reputation and profitability.

Length of sales cycle

The sales cycle for our products and services can be long and unpredictable, ranging from 6 to 18 months for civil aviation applications and from 6 to 24 months or longer for defence and security applications. During the time when customers are evaluating our products and services, we may incur expenses and management time. Making these expenditures in a period that has no corresponding revenue will affect our operating results and could increase the volatility of our share price. We may pre-build certain products in anticipation of orders to come and to facilitate a faster delivery schedule to gain competitive advantage; if orders for those products do not materialize when expected, we have to carry the pre-built product in inventory for a period of time until a sale is realized.

Government procurement policies often allow unsuccessful bidders to protest a contract award. The protest of a contract awarded to CAE may result in the cancellation of our award, extend the period before which we can start recognizing revenue or cause us to incur material legal fees.

Seasonality

Our business, revenues and cash flows are affected by certain seasonal trends. In the Civil segment, the utilization rate is driven by the availability of pilots to train, which tends to be lower in the second quarter as pilots are flying more and training less and thus resulting in lower revenues. In the Defence segment, revenue and cash collection tend to be higher in the second half of the year as contract awards and availability of funding are influenced by the federal government’s budget cycle, which in the U.S. is based on a September year-end. We expect these trends to continue in fiscal 2019.

Returns to shareholders

Payment of dividends, the repurchase of shares under our NCIB and other cash or capital returns to our shareholders depend on various factors, including our operating cash flows, sources of capital, the satisfaction of solvency tests and other financial requirements, our operations and financial results, as well as CAE’s dividend and other policies which may be reviewed from time to time.

CAE Financial Report 2018 I 39

Management’s Discussion and Analysis

Information technology systems

An information technology system failure or non-availability, cyber-attack or breach of systems security could disrupt our operations, cause the loss of, corruption of, or unauthorized access to business information and data, compromise confidential or classified information belonging to CAE, our employees, or our business partners, including aircraft OEMs and Defence and Security customers, expose us to regulatory investigation, litigation or contractual penalties or cause reputational harm. We depend on information technology infrastructure and systems, hosted internally or outsourced, to process, transmit and store electronic data and financial information, to manage business operations and to comply with regulatory, legal, national security, contractual and tax requirements. These information technology networks and systems are essential to our ability to perform day-to-day operations and to the effective operation of our business. If the systems do not operate as expected or when expected, this may have a negative effect on our operations, reporting capabilities, profitability and reputation. A series of governance processes are in place to mitigate this risk.

We may, from time to time, replace or update our information technology networks and systems. The implementation of, and transition to, new networks and systems can temporarily disrupt our business activities and result in productivity disruptions.

Reliance on third-party providers for information technology systems and infrastructure management

We have outsourced certain information technology systems maintenance and support services and infrastructure management functions, to third-party service providers. If these service providers are disrupted or do not perform effectively, it may have a material adverse impact on our operations and/or we may not be able to achieve the expected cost savings and may have to incur additional costs to correct errors made by such service providers. Depending on the function involved, such errors may also lead to business disruption, processing inefficiencies and/or security vulnerability.

Cybersecurity

The cyber threat landscape is becoming more complex and prevalent and represents a rapidly evolving risk to our information technology infrastructure and systems and to our proprietary or sensitive information. Our dependence on information technology infrastructure and systems and our business relationships with aircraft OEMs and defence and security customers may increase the risk of such threats. Our customers, suppliers, subcontractors and joint venture partners may face similar security threats, as well as customer sites that we operate or manage. We must rely on our own safeguards as well as the safeguards put in place by our partners to mitigate the threats. Our partners have varying levels of cybersecurity expertise and safeguards, and their relationships with government contractors, such as CAE, may increase the likelihood that they are targeted by the same cyber threats we face.

Our business requires the appropriate and secure utilization of sensitive and confidential information belonging to third parties such as aircraft OEMs and national defence forces. Our customers or governmental authorities may question the adequacy of our threat mitigation and detection processes and procedures and this could have a negative impact on existing business or future opportunities. Furthermore, given the highly evolving nature of cyber or other security threats or disruptions and their increased frequency, the impact of any future incident cannot be easily predicted or mitigated, and the costs related to such threats or disruptions may not be fully insured or indemnified by other means. To address the challenges of the evolving cyber threat landscape, we continuously review our security measures. We have implemented and enhanced security controls, policy enforcement mechanisms, management oversight and monitoring systems in order to prevent, detect and address potential threats, though we may find it necessary to make further investments to protect our data and infrastructure. The Audit Committee of our Board of Directors is responsible for the oversight of our cybersecurity risk mitigation strategy. Any prior cyber-attacks directed at us have not had a material impact on our financial results and we believe our threat detection and mitigation processes and procedures are adequate.

Data privacy

If we fail to comply with applicable domestic and foreign laws regarding privacy and security of employee, customer and other data (including the recently enacted European Union General Data Protection Regulation), or as a result of a cyber-attack or other security breach, we could be subject to regulatory penalties, experience damage to our reputation or a loss of confidence in our products and services. We may also incur additional costs for remediation and modification or enhancement of our information systems to prevent future occurrences, all of which could adversely affect our business, operations or financial results.

9.3      Risks relating to the market

Foreign exchange

Our operations are global with approximately 90% of our revenue generated from worldwide exports and international activities generally denominated in foreign currencies, mainly the U.S. dollar, the Euro and the British pound. Our revenue is generated approximately one‑third in each of the U.S, Europe and the rest of the world.

Three areas of our business are exposed to fluctuations of foreign exchange rates; our network of foreign training and services operations, our production operations outside of Canada (Australia, Germany, India, U.K. and U.S.) and our production operations in Canada. A significant portion of the revenue generated in Canada is in foreign currencies, while a large portion of our operating costs is in Canadian dollars. When the Canadian dollar increases in value, it negatively affects our foreign currency-denominated revenue and hence our financial results. We continue to hold a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the volatility of the Canadian dollar versus foreign currencies. The hedges are intended to cover a portion of the revenue to allow the unhedged portion to match the foreign cost component of the contract. Since not all of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that may impact our financial results. This residual exposure may be higher when currencies experience significant short term volatility. When the Canadian dollar decreases in value, it negatively affects our foreign currency-denominated costs. In order to minimize the impact foreign exchange market fluctuations may have, we also hedge some of the foreign currency costs incurred in our manufacturing process.

40I CAE Financial Report 2018

Management’s Discussion and Analysis

Business conducted through our foreign operations are substantially based in local currencies. A natural hedge exists by virtue of revenues and operating expenses being in like currencies. However, changes in the value of foreign currencies relative to the Canadian dollar creates unhedged currency translation exposure since results are consolidated in Canadian dollars for financial reporting purposes. Appreciation of foreign currencies against the Canadian dollar would have a positive translation impact and a devaluation of foreign currencies against the Canadian dollar would have the opposite effect. We generally hedge the milestone payments of sales contracts denominated in foreign currencies to mitigate some of the foreign exchange exposure.

Availability of capital

We have various debt facilities with maturities ranging between April 2018 and October 2036, and we cannot provide assurance that these facilities will be refinanced at the same cost, for the same duration and on similar terms as were previously available.

Pension plans

Economic and capital market fluctuations can negatively affect the investment performance, funding and expense associated with our defined benefit pension plans. Pension funding for these plans is based on actuarial estimates and is subject to limitations under applicable regulations. Actuarial estimates prepared during the year were based on, amongst others, assumptions regarding the performance of financial markets, discount rates, inflation rates, future salary increases, estimated retirement ages and mortality rates. The actuarial funding valuation reports determine the amount of cash contributions that we are required to make into registered retirement plans. There can be no assurance that our pension expense and the funding of these plans will not increase in the future, negatively impacting our earnings and cash flow. We seek to mitigate this risk by implementing policies and procedures designed to control investment risk and through ongoing monitoring of our funding position.

Additional cash contributions, if required, to fund our defined benefit and defined contribution pension plans may have a negative effect on our operations, financial results and reputation.

Doing business in foreign countries

We have operations in over 35 countries including our joint venture operations and sell our products and services to customers around the world. Sales to customers outside Canada made up approximately 90% of revenue in fiscal 2018. We expect sales outside Canada to continue to represent a significant portion of revenue in the foreseeable future. As a result, we are subject to the risks of doing business internationally, including geopolitical instability.

These are the main risks we are facing:

–     Change in laws and regulations;

–     Tariffs, embargoes, controls, sanctions and other restrictions;

–     General changes in economic and geopolitical conditions;

–     Complexity and corruption risks of using foreign representatives and consultants.

Sales to foreign customers are subject to Canadian and foreign laws and regulations, including, without limitation, the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act (United States) and other anti-corruption laws. While we have stringent policies in place to comply with such laws, failure by CAE, our employees, foreign representatives and consultants or others working on our behalf to comply with it could result in administrative, civil, or criminal liabilities, including suspension, debarment from bidding for or performing government contracts, which could have a material adverse effect on us. We frequently team with international subcontractors and suppliers who are also exposed to similar risks.

Changes to the political and regulatory environment in countries in which we do business may lead to higher tariffs or stricter trade policies that may have a negative impact on our sales, financial results and business model.

Political instability

Political instability in certain regions of the world may be prolonged and unpredictable. A prolongation of political instability could lead to delays or cancellation of orders, deliveries or projects, or the expropriation of assets, in which we have invested significant resources, particularly when the customers are state-owned or state-controlled entities. Geopolitical risks will change over time and CAE must respect any applicable sanctions and controls applied in the countries in which we carry on business. It is possible that in the markets we serve, unanticipated political instability could impact our operating results and financial position.

Income tax laws

A substantial portion of our business is conducted in foreign countries and is thereby subject to numerous countries’ tax laws and fiscal policies. A change in applicable tax laws, treaties or regulations or their interpretation could result in a higher effective tax rate on our earnings which could significantly impact our financial results.

Management’s Discussion and Analysis

10.  RELATED PARTY TRANSACTIONS

A list of principal investments which, in aggregate, significantly impact our results or assets is presented in Note 31 of our consolidated financial statements.

The following table presents our outstanding balances with joint ventures:

(amounts in millions)	2018	2017
Accounts receivable	$39.5	$54.0
Contracts in progress: assets	14.5	14.2
Other assets	25.4	27.4
Accounts payable and accrued liabilities	9.7	15.3
Contracts in progress: liabilities	3.9	25.9

Other assets include a finance lease receivable of $9.3 million (2017 – $12.4 million) maturing in October 2022 and carrying an interest rate of 5.14% per annum, a loan receivable of $8.9 million (2017 – $8.4 million) maturing June 2026 and carrying a fixed interest rate of ten years Euro swap rate plus a spread of 2.50% and a long-term interest-free account receivable of $7.2 million (2017 – $6.6 million) with no repayment term. As at March 31, 2018 and 2017 there are no provisions held against the receivables from related parties.

The following table presents our transactions with joint ventures:

(amounts in millions)	2018	2017
Revenue	$65.2	$71.5
Purchases	2.6	4.0
Other income	1.5	1.8

In addition, during fiscal 2018, transactions amounting to $0.8 million (2017 – $1.4 million) were made, at normal market prices, with organizations for which some of our directors are officers.

Compensation of key management personnel

Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for CAE and include certain executive officers. The compensation of key management for employee services is shown below:

(amounts in millions)	2018	2017
Salaries and other short-term employee benefits	$7.0	$7.1
Post-employment benefits – defined benefit plans(1)	1.8	1.3
Share-based payments	17.8	16.8
	$26.6	$25.2

 (1)Includes net interest on employee benefits obligations.

42 I CAE Financial Report 2018

Management’s Discussion and Analysis

11.   CHANGES IN ACCOUNTING POLICIES

11.1     New and amended standards not yet adopted

IFRS 9 - Financial Instruments

In July 2014, the IASB released the final version of IFRS 9 - Financial Instruments replacing IAS 39 - Financial Instruments: Recognition and Measurement.

IFRS 9 introduces a revised approach for the classification of financial assets based on how an entity manages financial assets and the characteristics of the contractual cash flows of the financial assets replacing the multiple rules in IAS 39. Most of the requirements in IAS 39 for classification and measurement of financial liabilities have been carried forward in IFRS 9. IFRS 9 also introduces a new hedge accounting model that is more closely aligned with risk-management objectives as well as a new expected credit loss model for calculating impairment on financial assets replacing the incurred loss model in IAS 39.

IFRS 9 is effective for the fiscal period beginning on April 1, 2018 for CAE. We have completed our assessment and have concluded that the adoption of this standard has no impact on our consolidated financial statements.

IFRS 15 - Revenue from contracts with customers

In May 2014, the IASB released IFRS 15 - Revenue from Contracts with Customers, which supersedes IAS 11 - Construction Contracts and IAS 18 - Revenue and related interpretations. The core principle of the new standard is to recognize revenue to depict fulfillment of performance obligations to customers in amounts that reflect the consideration to which we expect to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the customer obtains control of the goods or services. The new standard also provides guidance for transactions that were not previously addressed comprehensively, improves guidance for multiple-element arrangements and enhances revenue related disclosures.

IFRS 15 is effective for the fiscal period beginning on April 1, 2018 for CAE. We have elected to apply IFRS 15 retrospectively and thus will restate our 2018 results, with an opening adjustment to equity as at April 1, 2017. We have elected to use the following practical expedients:

–       No restatement for contracts that were completed as at, or prior to April 1, 2017; and

–       Reflecting the aggregate effect of modifications to contracts that occurred prior to April 1, 2017 in identifying the satisfied and unsatisfied performance obligations and in determining the transaction prices to be allocated thereto.

We have reviewed our revenue contracts to evaluate the effect of the new standard on our revenue recognition practices. Based on our assessment, the adoption of the new standard will have the following impacts:

–       Revenue recognition for certain performance obligations currently accounted for using the percentage-of-completion method will no longer meet the requirements for revenue recognition over time. Revenue for these performance obligations will instead be recognized  upon completion. As the performance obligations for these devices are met and manufacturing advances, the costs to build will be recognized as inventory.  Payments received from customers that were previously applied as a reduction of the contracts in progress: assets will now need to be presented as contract liabilities;

–       Contracts in which we receive significant payment in advance now require a portion of the contract consideration to be allocated to a significant financing component, when certain criteria are met;

–       A change in the identification of performance obligations for certain multiple-element arrangements.

The following table presents the impact of IFRS 15 on our consolidated statement of financial position as at April 1, 2017 and March 31, 2018:

As previously reported		IFRS 15	As restated	As currently reported	IFRS 15	As restated
(amounts in millions)	April 1, 2017	Adjustments	April 1, 2017	March 31, 2018	Adjustments	March 31, 2018
Assets
Total current assets	$1,919.7	$45.4	$1,965.1	$2,060.8	$62.5	$2,123.3
Total long-term assets	3,435.1	(2.5)	3,432.6	3,658.4	(1.5)	3,656.9
	$5,354.8	$42.9	$5,397.7	$5,719.2	$61.0	$5,780.2
Liabilities
Total current liabilities	$1,273.9	$137.2	$1,411.1	$1,320.6	$153.5	$1,474.1
Total long-term liabilities	1,999.9	(25.6)	1,974.3	2,032.0	(23.4)	2,008.6
	$3,273.8	$111.6	$3,385.4	$3,352.6	$130.1	$3,482.7
Shareholders' Equity
Equity attributable to equity holders of the Company	$2,020.8	$(68.7)	$1,952.1	$2,298.2	$(69.1)	$2,229.1
Non-controlling interests	60.2	—	60.2	68.4	—	68.4
	$2,081.0	$(68.7)	$2,012.3	$2,366.6	$(69.1)	$2,297.5

CAE Financial Report 2018 I 43

Management’s Discussion and Analysis

For fiscal 2018, the impact of adopting IFRS 15 is a decrease to revenue of $6.5 million, an increase to operating profit of $1.8 million and an increase to finance expense - net of $1.0 million.

While these changes will impact the timing of contract revenue and profit recognition, there will be no change to cash flows from the contract.

We have updated and are finalizing the implementation of revised procedures and controls in order to meet the requirements of IFRS 15, as well as expanding disclosures which will be required under the new standard in fiscal 2019.

IFRS 16 - Leases

In January 2016, the IASB released IFRS 16 - Leases, which will replace IAS 17 - Leases and related interpretations. The new standard introduces a single lessee accounting model and eliminates the classification of leases as either operating or finance leases. It requires the lessee to recognize a right-of-use asset and a lease obligation for all leases. Lessors will continue to classify leases as operating leases or finance leases as IFRS 16 substantially carries forward the current lessor accounting requirements.

IFRS 16 will be effective for the fiscal period beginning on April 1, 2019 for CAE. We are currently evaluating the impact of the new standard on our consolidated financial statements. Where we are the lessee, for leases that are considered operating leases under IAS 17, the adoption of IFRS 16 is expected to result in the recognition of assets and liabilities on the consolidated statement of financial position. The change to the recognition, measurement and presentation requirements from the adoption of this standard is expected to result in a decrease of our operating lease expense and an increase of our finance and depreciation expenses.

IFRIC 23 - Uncertainty over income tax treatments

In June 2017, the IASB released IFRIC 23 - Uncertainty over Income Tax Treatments, which addresses how to determine the taxable profit (loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under    IAS 12 - Income taxes. It specifically considers whether tax treatments should be considered independently or collectively and assumptions for taxation authorities’ examinations in regards to taxable profit (loss), tax bases, unused tax losses, unused tax credits or tax rates.

IFRIC 23 is effective for the fiscal period beginning on April 1, 2019 for CAE. We have completed our assessment and have concluded that the interpretation has no impact on our consolidated financial statements.

11.2     Use of judgements, estimates and assumptions

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosures at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses for the period reported. It also requires management to exercise its judgement in applying accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below. Actual results could differ from those estimates. Changes will be reported in the period in which they are identified.

Business combinations

Business combinations are accounted for in accordance with the acquisition method. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value. Depending on the complexity of determining these valuations, we either consult with independent experts or develop the fair value internally by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate. Contingent consideration is measured at fair value using a discounted cash flow model.

Development costs

Development costs are recognized as intangible assets and are amortized over their useful lives when they meet the criteria for capitalization. Forecasted revenue and profitability for the relevant projects are used to assess compliance with the capitalization criteria and to assess the recoverable amount of the assets.

Impairment of non-financial assets

Our impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flows model (level 3). Key assumptions which management has based its determination of fair value less costs of disposal include estimated growth rates, post-tax discount rates and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.

Likewise, whenever property, plant and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

See Note 20 of our consolidated financial statements for further details regarding assumptions used.

CAE Financial Report 2018 I

Management’s Discussion and Analysis

Revenue recognition

The percentage-of-completion method requires us to estimate the work performed to date as a proportion of the total work to be performed. Management conducts monthly reviews of its estimated costs to complete, percentage-of-completion estimates and revenue and margins recognized, on a contract-by-contract basis. The impact of any revisions in cost and revenue estimates is reflected in the period in which the need for a revision becomes known.

Defined benefit pension plans

The cost of defined benefit pension plans and the present value of the employee benefit obligations are determined using actuarial valuations. Actuarial valuations involve, amongst others, making assumptions about discount rates, future salary increases and mortality rates. All assumptions are reviewed at each reporting date. Any changes in these assumptions will impact the carrying amount of the employee benefit obligations and the cost of the defined benefit pension plans. In determining the appropriate discount rate, management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the specific country. Individual discount rates are derived from the yield curve and are used to determine the service cost and interest cost of the Canadian defined benefit pension plans at the beginning of the year. The present value of the employee benefit obligations for these Canadian plans is determined based on the individual discount rates derived from the yield curve at the end of the year.

Other key assumptions for pension obligations are based, in part, on current market conditions. See Note 14 of our consolidated financial statements for further details regarding assumptions used.

Government royalty repayments

In determining the amount of repayable government royalties, assumptions and estimates are made in relation to discount rates, expected revenues and the expected timing of revenues. Revenue projections take into account past experience and represent management’s best estimate about the future. Revenues after a five-year period are extrapolated using estimated growth rates, ranging from 6% to 15%, over the period of repayments. The estimated repayments are discounted using average rates ranging from 6% to 10% based on terms of similar financial instruments. These estimates, along with the methodology used to derive the estimates, can have a material impact on the respective values and ultimately any repayable obligation in relation to government participation. A 1% increase to the growth rates would increase the royalty obligation at March 31, 2018 by approximately $4.0 million (2017 − $4.4 million).

Share-based payments

We measure the cost of cash and equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility and dividend yield.

Income taxes

We are subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes. The determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations. We provide for potential tax liabilities based on the weighted average probability of the possible outcomes. Differences between actual results and those estimates could have an effect on the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against the losses that can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The recorded amount of total deferred tax assets could be altered if estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize future tax benefits.

Leases

The classification as either finance or operating lease is based on management’s judgement of the application of criteria provided in IAS 17 – Leases and on the substance of the lease arrangement. Most of our arrangements accounted for as operating leases are in relation to buildings and flight simulators. With regards to certain aircraft used in our live training operations, management has concluded that the undiscounted lease rental payments associated with the lease convention to these aircraft should be accounted for as an off balance sheet arrangement as it is offset by a reciprocal arrangement with a third party and is non-recourse to CAE.

Management’s Discussion and Analysis

12.   CONTROLS AND PROCEDURES

The internal auditor reports regularly to management on any weaknesses it finds in our internal controls and these reports are reviewed by the Audit Committee.

In accordance with National Instrument 52-109 issued by the Canadian Securities Administrators (CSA), certificates signed by the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) have been filed. These filings certify the appropriateness of our disclosure controls and procedures and the design and effectiveness of the internal controls over financial reporting.

12.1     Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to our President and CEO and CFO and other members of management, so we can make timely decisions about required disclosure and ensure that information is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws.

Under the supervision of the President and CEO and the CFO, management evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2018. The President and CEO and the CFO concluded from the evaluation that the design and operation of our disclosure controls and procedures were effective as at March 31, 2018.

12.2     Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting, and the preparation of consolidated financial statements for external purposes in accordance with IFRS. Management evaluated the design and operation of our internal controls over financial reporting as of March 31, 2018, based on the framework and criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 Framework), and has concluded that our internal control over financial reporting is effective. Management did not identify any material weaknesses.

There were no changes in our internal controls over financial reporting that occurred during fiscal year 2018 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

13.   OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS

The Audit Committee reviews our annual MD&A and related consolidated financial statements with management and the external auditor and recommends them to the Board of Directors for their approval. Management and our internal auditor also provide the Audit Committee with regular reports assessing our internal controls and procedures for financial reporting. The external auditor reports regularly to management on any weaknesses it finds in our internal control, and these reports are reviewed by the Audit Committee.

14.   ADDITIONAL INFORMATION

You will find additional information about CAE, including our most recent AIF, on our website at www.cae.com, or on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

46 I CAE Financial Report 2018

Management’s Discussion and Analysis

15.   SELECTED FINANCIAL INFORMATION

The following table provides selected quarterly financial information for the years 2016 through to 2018.

(amounts in millions, except per share amounts and exchange rates)	Q1	Q2	Q3	Q4	Total
Fiscal 2018
Revenue	$698.9	646.0	704.4	780.7	2,830.0
Net income	$65.4	67.0	119.9	103.4	355.7
Equity holders of the Company	$63.8	65.2	117.9	100.1	347.0
Non-controlling interests	$1.6	1.8	2.0	3.3	8.7
Basic and diluted EPS attributable to equity holders of the Company	$0.24	0.24	0.44	0.37	1.29
Average number of shares outstanding (basic)	268.6	268.7	268.1	267.6	268.2
Average number of shares outstanding (diluted)	269.8	269.9	269.5	269.0	269.5
Average exchange rate, U.S. dollar to Canadian dollar	1.35	1.26	1.27	1.26	1.28
Average exchange rate, Euro to Canadian dollar	1.48	1.47	1.49	1.55	1.50
Average exchange rate, British pound to Canadian dollar	1.72	1.64	1.68	1.75	1.70
Fiscal 2017
Revenue	$651.6	635.5	682.7	734.7	2,704.5
Net income	$69.3	48.9	69.3	69.1	256.6
Equity holders of the Company
Continuing operations	$68.7	48.3	67.6	67.4	252.0
Discontinued operations	$(0.1)	0.1	0.2	(0.7)	(0.5)
Non-controlling interests	$0.7	0.5	1.5	2.4	5.1
Basic EPS attributable to equity holders of the Company	$0.25	0.18	0.25	0.25	0.94
Continuing operations	$0.25	0.18	0.25	0.25	0.94
Discontinued operations	$—	—	—	—	—
Diluted EPS attributable to equity holders of the Company	$0.25	0.18	0.25	0.25	0.93
Continuing operations	$0.25	0.18	0.25	0.25	0.93
Discontinued operations	$—	—	—	—	—
Earnings per share before specific items	$0.26	0.21	0.26	0.31	1.03
Average number of shares outstanding (basic)	269.3	268.7	268.5	268.3	268.7
Average number of shares outstanding (diluted)	269.6	269.6	269.7	269.6	269.6
Average exchange rate, U.S. dollar to Canadian dollar	1.29	1.30	1.33	1.32	1.31
Average exchange rate, Euro to Canadian dollar	1.46	1.46	1.44	1.41	1.44
Average exchange rate, British pound to Canadian dollar	1.85	1.71	1.66	1.64	1.71
Fiscal 2016
Revenue	$557.0	616.8	616.3	722.5	2,512.6
Net income	$44.5	69.2	56.9	59.7	230.3
Equity holders of the Company
Continuing operations	$44.9	75.3	57.9	61.2	239.3
Discontinued operations	$(0.5)	(6.5)	(0.2)	(2.4)	(9.6)
Non-controlling interests	$0.1	0.4	(0.8)	0.9	0.6
Basic and diluted EPS attributable to equity holders of the Company	$0.17	0.26	0.21	0.22	0.85
Continuing operations	$0.17	0.28	0.21	0.23	0.89
Discontinued operations	$—	(0.02)	—	(0.01)	(0.04)
Earnings per share before specific items	$0.19	0.18	0.22	0.27	0.86
Average number of shares outstanding (basic)	267.4	268.6	269.3	269.9	268.8
Average number of shares outstanding (diluted)	267.8	268.9	269.7	270.2	269.2
Average exchange rate, U.S. dollar to Canadian dollar	1.23	1.31	1.33	1.38	1.31
Average exchange rate, Euro to Canadian dollar	1.36	1.46	1.46	1.52	1.45
Average exchange rate, British pound to Canadian dollar	1.88	2.03	2.02	1.97	1.98

48 I CAE Financial Report 2018

Management’s Discussion and Analysis

Selected segment information
(amounts in millions, except operating margins)	Q4-2018	Q4-2017	FY2018	FY2017	FY2016
Civil Aviation Training Solutions
Revenue	$455.2	$417.8	$1,629.7	$1,556.9	$1,429.1
Segment operating income	95.7	83.8	324.5	273.2	237.4
Operating margins (%)	21.0	20.1	19.9	17.5	16.6
Defence and Security
Revenue	$290.4	$282.7	$1,085.1	$1,036.9	$970.1
Segment operating income	38.7	33.0	127.7	120.4	119.8
Operating margins (%)	13.3	11.7	11.8	11.6	12.3
Healthcare
Revenue	$35.1	$34.2	$115.2	$110.7	$113.4
Segment operating income	6.7	4.1	8.8	6.6	7.2
Operating margins (%)	19.1	12.0	7.6	6.0	6.3
Total
Revenue	$780.7	$734.7	$2,830.0	$2,704.5	$2,512.6
Segment operating income	141.1	120.9	461.0	400.2	364.4
Operating margins (%)	18.1	16.5	16.3	14.8	14.5
Restructuring, integration and acquisition costs	$—	$(20.0)	$—	$(35.5)	$(28.9)
Operating profit	$141.1	$100.9	$461.0	$364.7	$335.5

Selected annual information for the past five years

(amounts in millions, except per share amounts)	2018	2017	2016	2015	2014
Revenue	$2,830.0	$2,704.5	$2,512.6	$2,246.3	$2,077.9
Net income	355.7	256.6	230.3	204.7	191.1
Equity holders of the Company
Continuing operations	347.0	252.0	239.3	201.2	188.3
Discontinued operations	—	(0.5)	(9.6)	0.6	1.7
Non-controlling interests	8.7	5.1	0.6	2.9	1.1
Average exchange rate, U.S. dollar to Canadian dollar	1.28	1.31	1.31	1.14	1.05
Average exchange rate, Euro to Canadian dollar	1.50	1.44	1.45	1.44	1.41
Average exchange rate, British pound to Canadian dollar	1.70	1.71	1.98	1.83	1.68
Financial position:
Total assets	$5,719.2	$5,354.8	$4,996.7	$4,656.9	$4,236.7
Total non-current financial liabilities(1)	1,380.6	1,370.8	1,318.6	1,427.3	1,340.2
Total net debt	649.4	750.7	787.3	949.6	856.2
Per share:
Basic EPS attributable to equity holders of the Company
Continuing operations	$1.29	$0.94	$0.89	$0.76	$0.72
Discontinued operations	—	—	(0.04)	—	0.01
Diluted EPS attributable to equity holders of the Company
Continuing operations	1.29	0.93	0.89	0.76	0.72
Discontinued operations	—	—	(0.04)	—	0.01
Earnings per share before specific items	1.29	1.03	0.86	0.76	0.72
Dividends declared	0.35	0.315	0.295	0.27	0.22

(1) Includes long-term debt, long-term derivative liabilities and other long-term liabilities meeting the definition of a financial liability.

CAE Financial Report 2018 I 47

CAE INC.

CONSOLIDATED FINANCIAL STATEMENTS

CAE Financial report 2018 | 49

Management’s Report on Internal Control Over Financial Reporting

Management of CAE is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f), 15d-15(f) under the Securities Exchange Act of 1934). CAE’s internal control over financial reporting is a process designed under the supervision of CAE’s President and Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with IFRS, as issued by the International Accounting Standards Board (IASB).

As of March 31, 2018, management conducted an assessment of the effectiveness of the Company’s internal control over the financial reporting based on the framework and criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 Framework). Based on this assessment, management concluded that the Company’s internal control over financial reporting as of March 31, 2018 was effective.

M. Parent                                                             S. Branco

President and Chief Executive Officer                 Vice-president, Finance and Chief Financial Officer

Montreal (Canada)

May 25, 2018

 50 | CAE Financial report 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders of CAE Inc.

Opinions on the consolidated financial statements and internal control over financial reporting

We have audited the accompanying consolidated statement of financial position of CAE Inc. and its subsidiaries, (together, the company) as of March 31, 2018 and March 31, 2017, and the related consolidated income statement, consolidated statement of comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the company's internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the company as of March 31, 2018 and March 31, 2017, and its consolidated financial performance and its consolidated cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our opinion, the company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for opinions

The company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the company’s consolidated financial statements and on the company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

CAE Financial report 2018 | 51

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Montréal, Canada

May 25, 2018

We have served as the company's auditor since 1991.

_____________________________________________________________________________________________

1 CPA auditor, CA, public accountancy Permit No. A119714

52 | CAE Financial report 2018

Consolidated Financial Statements

Consolidated Statement of Financial Position

As at March 31
(amounts in millions of Canadian dollars)	Notes	2018	2017
Assets
Cash and cash equivalents		$611.5	$504.7
Accounts receivable	4	568.4	548.4
Contracts in progress: assets	10	401.6	337.5
Inventories	5	375.3	416.3
Prepayments		50.0	63.8
Income taxes recoverable		40.7	25.6
Derivative financial assets	28	13.3	23.4
Total current assets		$2,060.8	$1,919.7
Property, plant and equipment	6	1,803.9	1,582.6
Intangible assets	7	1,055.6	944.0
Investment in equity accounted investees	31	244.5	378.4
Deferred tax assets	16	60.9	42.8
Derivative financial assets	28	11.5	16.0
Other assets	8	482.0	471.3
Total assets		$5,719.2	$5,354.8

Liabilities and equity
Accounts payable and accrued liabilities	9	$669.6	$695.2
Provisions	11	32.1	43.2
Income taxes payable		15.3	9.6
Deferred revenue		371.5	266.6
Contracts in progress: liabilities	10	161.8	191.9
Current portion of long-term debt	12	52.2	51.9
Derivative financial liabilities	28	18.1	15.5
Total current liabilities		$1,320.6	$1,273.9
Provisions	11	39.5	39.1
Long-term debt	12	1,208.7	1,203.5
Royalty obligations		140.8	138.5
Employee benefits obligations	14	200.6	157.7
Deferred gains and other non-current liabilities	15	229.9	217.8
Deferred tax liabilities	16	208.1	238.6
Derivative financial liabilities	28	4.4	4.7
Total liabilities		$3,352.6	$3,273.8
Equity
Share capital	17	$633.2	$615.4
Contributed surplus		21.3	19.4
Accumulated other comprehensive income	18	262.3	193.7
Retained earnings		1,381.4	1,192.3
Equity attributable to equity holders of the Company		$2,298.2	$2,020.8
Non-controlling interests		68.4	60.2
Total equity		$2,366.6	$2,081.0
Total liabilities and equity		$5,719.2	$5,354.8

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Financial report 2018 | 53

Consolidated Financial Statements

Consolidated Income Statement

Years ended March 31
(amounts in millions of Canadian dollars, except per share amounts)	Notes	2018	2017
Continuing operations
Revenue	30	$2,830.0	$2,704.5
Cost of sales		1,953.1	1,893.3
Gross profit		$876.9	$811.2
Research and development expenses		114.9	111.0
Selling, general and administrative expenses		380.8	364.4
Other gains – net	21	(37.4)	(12.7)
After tax share in profit of equity accounted investees	30	(42.4)	(51.7)
Restructuring, integration and acquisition costs		—	35.5
Operating profit		$461.0	$364.7
Finance expense – net	22	76.2	72.4
Earnings before income taxes		$384.8	$292.3
Income tax expense	16	29.1	35.2
Earnings from continuing operations		$355.7	$257.1
Loss from discontinued operations		—	(0.5)
Net income		$355.7	$256.6
Attributable to:
Equity holders of the Company		$347.0	$251.5
Non-controlling interests		8.7	5.1
		$355.7	$256.6
Earnings per share from continuing operations
attributable to equity holders of the Company
Basic	17	$1.29	$0.94
Diluted	17	$1.29	$0.93

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Financial report 2018 |

Consolidated Financial Statements

 Consolidated Statement of Comprehensive Income

Years ended March 31
(amounts in millions of Canadian dollars)	Notes	2018	2017
Net income		$355.7	$256.6
Items that may be reclassified to net income
Foreign currency translation
Net currency translation difference on the translation of financial
statements of foreign operations		$75.6	$(16.9)
Net gain (loss) on certain long-term debts denominated in foreign
currency designated as hedges of net investments in foreign operations		15.2	(12.1)
Reclassification to income		(11.6)	(4.3)
Income taxes	16	1.3	1.5
		$80.5	$(31.8)
Net change in cash flow hedges
Effective portion of changes in fair value of derivatives
designated as cash flow hedges		$(0.3)	$1.8
Reclassification to income (1)(2)		(1.1)	13.6
Income taxes	16	0.9	(4.1)
		$(0.5)	$11.3
Net change in available-for-sale financial instruments
Net change in fair value of available-for-sale financial asset	28	$0.1	$(0.2)
		$0.1	$(0.2)
Share in the other comprehensive income of equity accounted investees
Share in the other comprehensive income of equity accounted investees		$2.3	$(6.7)
Reclassification to income		(15.0)	—
		$(12.7)	$(6.7)
Items that are never reclassified to net income
Defined benefit plan remeasurements
Defined benefit plan remeasurements	14	$(33.0)	$18.6
Income taxes	16	8.9	(5.1)
		$(24.1)	$13.5
Other comprehensive income (loss)		$43.3	$(13.9)
Total comprehensive income		$399.0	$242.7
Attributable to:
Equity holders of the Company		$391.5	$238.0
Non-controlling interests		7.5	4.7
		$399.0	$242.7
Total comprehensive income (loss) attributable to equity holders of the Company:
Continuing operations		$391.5	$238.5
Discontinued operations		—	(0.5)
		$391.5	$238.0

(1)   Fiscal 2018 includes net gain of $1.0 million reclassified to revenue (2017 – net losses of $17.9 million), net gain of $2.6 million reclassified to finance expense – net (2017 – net gain of $3.0 million) and net losses of $2.5 million reclassified to other gains - net (2017 - net gain of $1.3 million).

(2)   An estimated net amount of $5.0 million of losses is expected to be reclassified from other comprehensive income during the next 12 months. Future fluctuation in market rate (foreign exchange rate or interest rate) will impact the amount expected to be reclassified.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Financial report 2018 | 55

Consolidated Financial Statements

Consolidated Statement of Changes in Equity

		Attributable to equity holders of the Company
		Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	Notes	shares	value	surplus	income (Note 18)	earnings	Total	interests	equity
Balances at April 1, 2016		269,634,816	$601.7	$18.3	$220.7	$1,048.0	$1,888.7	$51.6	$1,940.3
Net income		—	$—	$—	$—	$251.5	$251.5	$5.1	$256.6
Other comprehensive (loss) income:
Foreign currency translation		—	—	—	(31.4)	—	(31.4)	(0.4)	(31.8)
Net change in cash flow hedges		—	—	—	11.3	—	11.3	—	11.3
Net change in available-for-sale financial instruments		—	—	—	(0.2)	—	(0.2)	—	(0.2)
Share in the other comprehensive income of
equity accounted investees		—	—	—	(6.7)	—	(6.7)	—	(6.7)
Defined benefit plan remeasurements		—	—	—	—	13.5	13.5	—	13.5
Total comprehensive (loss) income		—	$—	$—	$(27.0)	$265.0	$238.0	$4.7	$242.7
Stock options exercised	23	1,029,725	12.6	—	—	—	12.6	—	12.6
Optional cash purchase		2,563	0.1	—	—	—	0.1	—	0.1
Common shares repurchased and cancelled	17	(2,490,900)	(5.6)	—	—	(36.1)	(41.7)	—	(41.7)
Transfer upon exercise of stock options		—	2.6	(2.6)	—	—	—	—	—
Share-based payments	23	—	—	3.7	—	—	3.7	—	3.7
Additions to non-controlling interests		—	—	—	—	—	—	3.9	3.9
Stock dividends	17	221,020	4.0	—	—	(4.0)	—	—	—
Cash dividends	17	—	—	—	—	(80.6)	(80.6)	—	(80.6)
Balances at March 31, 2017		268,397,224	$615.4	$19.4	$193.7	$1,192.3	$2,020.8	$60.2	$2,081.0
Net income		—	$—	$—	$—	$347.0	$347.0	$8.7	$355.7
Other comprehensive income (loss):
Foreign currency translation		—	—	—	81.7	—	81.7	(1.2)	80.5
Net change in cash flow hedges		—	—	—	(0.5)	—	(0.5)	—	(0.5)
Net change in available-for-sale financial instruments		—	—	—	0.1	—	0.1	—	0.1
Share in the other comprehensive income of
equity accounted investees		—	—	—	(12.7)	—	(12.7)	—	(12.7)
Defined benefit plan remeasurements		—	—	—	—	(24.1)	(24.1)	—	(24.1)
Total comprehensive income		—	$—	$—	$68.6	$322.9	$391.5	$7.5	$399.0
Stock options exercised	23	1,246,575	15.7	—	—	—	15.7	—	15.7
Optional cash purchase		1,967	—	—	—	—	—	—	—
Common shares repurchased and cancelled	17	(2,081,200)	(4.9)	—	—	(39.9)	(44.8)	—	(44.8)
Transfer upon exercise of stock options		—	3.0	(3.0)	—	—	—	—	—
Share-based payments	23	—	—	4.9	—	—	4.9	—	4.9
Additions to non-controlling interests		—	—	—	—	—	—	3.3	3.3
Dividends to non-controlling interests		—	—	—	—	—	—	(2.6)	(2.6)
Stock dividends	17	173,964	4.0	—	—	(4.0)	—	—	—
Cash dividends	17	—	—	—	—	(89.9)	(89.9)	—	(89.9)
Balances at March 31, 2018		267,738,530	$633.2	$21.3	$262.3	$1,381.4	$2,298.2	$68.4	$2,366.6

The accompanying notes form an integral part of these Consolidated Financial Statements.

 56 | CAE Financial report 2018

Consolidated Financial Statements

Consolidated Statement of Cash Flows

Years ended March 31
(amounts in millions of Canadian dollars)	Notes	2018	2017
Operating activities
Earnings from continuing operations		$355.7	$257.1
Adjustments for:
Depreciation of property, plant and equipment	6	120.8	122.8
Amortization of intangible and other assets		78.8	89.1
After tax share in profit of equity accounted investees		(42.4)	(51.7)
Deferred income taxes	16	(35.7)	26.4
Investment tax credits		(6.8)	(18.2)
Share-based compensation	23	23.1	29.2
Defined benefit pension plans	14	7.6	9.4
Amortization of other non-current liabilities		(32.8)	(67.8)
Derivative financial assets and liabilities – net		7.3	14.5
Gain on disposal of interest in investment	21	(14.3)	—
Remeasurement of investment, net of reorganization and other costs	21	(4.0)	—
Other		(10.9)	24.4
Changes in non-cash working capital	24	(43.1)	29.1
Net cash provided by operating activities		$403.3	$464.3
Investing activities
Business combinations, net of cash and cash equivalents acquired	3	$(124.4)	$(5.5)
Net proceeds from disposal of interests in investment	21	117.8	—
Capital expenditures for property, plant and equipment	6	(173.9)	(222.9)
Proceeds from disposal of property, plant and equipment		27.0	6.6
Capitalized development costs	7	(32.5)	(37.8)
Enterprise resource planning (ERP) and other software	7	(14.8)	(13.1)
Net payments to equity accounted investees		(11.5)	(10.6)
Dividends received from equity accounted investees		37.6	16.5
Other		5.7	7.6
Net cash used in investing activities		$(169.0)	$(259.2)
Financing activities
Proceeds from borrowing under revolving unsecured credit facilities	12	$106.0	$667.5
Repayment of borrowing under revolving unsecured credit facilities	12	(106.0)	(667.5)
Proceeds from long-term debt	12	37.8	50.9
Repayment of long-term debt	12	(33.4)	(98.8)
Repayment of finance lease	12	(25.0)	(24.3)
Dividends paid		(89.9)	(80.6)
Common stock issuance		15.7	12.7
Repurchase of common shares	17	(44.8)	(41.7)
Other		(2.9)	0.7
Net cash used in financing activities		$(142.5)	$(181.1)
Effect of foreign exchange rate changes on cash
and cash equivalents		$15.0	$(4.9)
Net increase in cash and cash equivalents		$106.8	$19.1
Cash and cash equivalents, beginning of period		504.7	485.6
Cash and cash equivalents, end of period		$611.5	$504.7
Supplemental information:
Interest paid		$56.0	$58.5
Interest received		12.9	11.9
Income taxes paid		36.4	24.8

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Financial report 2018 | 57

Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

(Unless otherwise stated, all tabular amounts are in millions of Canadian dollars)

The consolidated financial statements were authorized for issue by the board of directors on May 25, 2018.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

CAE Inc. and its subsidiaries (or the Company) design, manufacture and supply simulation equipment, provide training, and develop integrated training solutions for defence and security markets, commercial airlines, business aircraft operators, helicopter operators, aircraft manufacturers and for healthcare education and service providers. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain a database of airports, other landing areas, flying environments, mission-specific environments, and motion and sound cues. The Company offers a range of flight training devices based on the same software used on its simulators. The Company also operates a global network of training centres with locations around the world.

The Company’s operations are managed through three segments:

(i)    Civil Aviation Training Solutions – Provides comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a range of flight simulation training devices, as well as ab initio pilot training and crew sourcing services;

(ii)   Defence and Security – Is a training systems integrator for defence forces across the air, land and naval domains, and for government organizations responsible for public safety;

(iii)   Healthcare – Designs and manufactures simulators, audiovisual and simulation centre management solutions, develops courseware and offers services for training of medical, nursing and allied healthcare students as well as medical practitioners worldwide.

CAE is a limited liability company incorporated and domiciled in Canada. The address of the main office is 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada, H4T 1G6. CAE shares are traded on the Toronto Stock Exchange and on the New York Stock Exchange.

Basis of preparation

The key accounting policies applied in the preparation of these consolidated financial statements are described below. These policies have been consistently applied to all years presented, unless otherwise stated.

The consolidated financial statements have been prepared in accordance with Part I of the CPA Canada Handbook – Accounting and International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared under the historical cost convention, except for the following items measured at fair value: contingent consideration, derivative financial instruments, financial instruments at fair value through profit and loss, available-for-sale financial assets and liabilities for cash-settled share-based arrangements.

The functional and presentation currency of CAE Inc. is the Canadian dollar.

Basis of consolidation

Subsidiaries

Subsidiaries are all entities over which the Company has control. Control exists when the Company is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through the power over the entity. Subsidiaries are fully consolidated from the date control is obtained and they are no longer consolidated on the date control ceases. All intercompany accounts and transactions have been eliminated.

Joint arrangements

Joint arrangements are arrangements in which the Company exercises joint control as established by contracts requiring unanimous consent for decisions about the activities that significantly affect the arrangement’s returns. When the Company has the rights to the net assets of the arrangement, the arrangement is classified as a joint venture and is accounted for using the equity method. When the Company has rights to the assets and obligations for the liabilities relating to an arrangement, the arrangement is classified as a joint operation and the Company accounts for each of its assets, liabilities and transactions, including its share of those held or incurred jointly, in relation to the joint operation.

Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Company’s share of the profits or losses and movements in other comprehensive income (loss) (OCI) of the investee. When the Company’s share of losses in a joint venture equals or exceeds its interests in the joint ventures, the Company does not recognize further losses, unless it will incur obligations or make payments on behalf of the joint ventures.

CAE Financial report 2018 | 57

Notes to the Consolidated Financial Statements

Unrealized gains resulting from transactions with joint ventures are eliminated, to the extent of the Company’s share in the joint venture. For sales of products or services from the Company to its joint ventures, the elimination of unrealized profits is considered in the carrying value of the investment in equity accounted investees in the consolidated statement of financial position and in the share in profit or loss of equity accounted investees in the consolidated income statement.

Business combinations

Business combinations are accounted for under the acquisition method. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company, if any, at the date control is obtained. The consideration transferred includes the fair value of any liability resulting from a contingent consideration arrangement. Acquisition-related costs, other than share and debt issue costs incurred to issue financial instruments that form part of the consideration transferred, are expensed as incurred. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair value at the acquisition date. If a business combination is achieved in stages, the Company remeasures its previously held interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in net income.

Contingent consideration classified as a long-term liability is measured at fair value, with subsequent changes recognized in income. If the contingent consideration is classified as equity, it is not remeasured until it is finally settled within equity.

New information obtained during the measurement period, up to 12 months following the acquisition date, about facts and circumstances existing at the acquisition date affect the acquisition accounting.

Non-controlling interests

Non-controlling interests (NCI) represent equity interests in subsidiaries owned by outside parties. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a component of equity. Changes in the Company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For interests purchased from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.

Financial instruments and hedging relationships

Financial instruments

Financial assets and financial liabilities

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets and financial liabilities, including derivatives, are recognized on the consolidated statement of financial position when the Company becomes a party to the contractual provisions of the financial instrument. On initial recognition, all financial instruments are measured at fair value. When there is a difference between the fair value of the consideration given or received at initial recognition and the amount determined using a valuation technique, such difference is recognized immediately in income unless it qualifies for recognition as some other type of asset or liability.

Subsequent measurement of the financial instruments is based on their classification as described below. The determination of the classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to the initial recognition.

Financial instruments at fair value through profit and loss

Financial instruments classified at fair value through profit and loss (FVTPL) are carried at fair value at each reporting date with the change in fair value recorded in income. The FVTPL classification is applied when a financial instrument:

–      Is a derivative, including embedded derivatives accounted for separately from the host contract, but excluding those derivatives designated as effective hedging instruments;

–      Has been acquired or incurred principally for the purpose of selling or repurchasing in the near future;

–      Is part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking; or

–      Has been irrevocably designated as such by the Company (fair value option).

Cash and cash equivalents, restricted cash, contingent consideration assumed in a business combination and all derivative instruments, except for derivatives designated as effective hedging instruments, are classified at FVTPL.

Embedded derivatives are recorded at FVTPL separately from the host contract when their economic characteristics and risks are not clearly and closely related to those of the host contract.

58 | CAE Financial report 2018

Notes to the Consolidated Financial Statements

Loans and receivables

Loans and receivables are carried at amortized cost using the effective interest method. Interest income or expense is included in income in the period as incurred. Accounts receivable, contracts in progress, non-current receivables and advances are classified as loans and receivables except for those that the Company intends to sell immediately or in the near term, which are classified at FVTPL.

At each reporting date, the carrying amounts of the financial assets other than those to be measured at FVTPL are assessed to determine whether there is objective evidence of impairment. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Available-for-sale

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified in any of the preceding categories. The portfolio investments are classified as available-for-sale.

Financial assets classified as available-for-sale are carried at fair value at each reporting date. Unrealized gains and losses, including changes in foreign exchange rates for non-monetary financial assets, are recognized in OCI in the period in which the changes arise and are transferred to income when the assets are derecognized or impairment occurs. Objective evidence of impairment of an equity investment includes a significant or prolonged decline in the fair value of the security below its cost. If a reliable estimate of the fair value of an unquoted equity instrument cannot be made, this instrument is measured at cost, less any impairment losses. Dividends are recognized in income when the right of payment has been established.

Other financial liabilities

Other financial liabilities are carried at amortized cost using the effective interest method. Accounts payable and accrued liabilities and long-term debt, including interest payable, as well as finance lease obligations and royalty obligations are classified as other financial liabilities.

Transaction costs

Transaction costs that are directly related to the acquisition or issuance of financial assets and financial liabilities (other than those classified at FVTPL) are included in the fair value initially recognized for those financial instruments. These costs are amortized to income using the effective interest method.

Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position when the Company has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

Fair value hierarchy transfers

For financial instruments that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the fair value hierarchy. The assessment is based on the lowest level input that is significant to the fair value measurement as a whole at the end of each period.

Derivative financial instruments and hedge accounting

Derivative financial instruments offering economic hedging without being eligible for hedge accounting are accounted for at FVTPL.

Documentation

At the inception of a hedge, if the Company elects to use hedge accounting, the Company formally documents the designation of the hedge, the risk management objectives and strategy, the hedging relationship between the hedged item and hedging item and the method for testing the effectiveness of the hedge, which must be reasonably assured over the term of the hedging relationship and can be reliably measured. The Company formally assesses, both at inception of the hedge relationship and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items in relation to the hedged risk.

Cash flow hedge

The effective portion of changes in the fair value of derivative instruments that are designated and qualify as cash flow hedges is recognized in OCI, while the ineffective portion is recognized immediately in income. Amounts accumulated in OCI are reclassified to income in the period in which the hedged item affects income. However, when the forecasted transactions that are hedged items result in recognition of non-financial assets (for example, inventories or property, plant and equipment), gains and losses previously recognized in OCI are included in the initial carrying value of the related non-financial assets acquired or liabilities incurred. The deferred amounts are ultimately recognized in income as the related non-financial assets are derecognized or amortized.

Hedge accounting is discontinued prospectively when the hedging relationship no longer meets the criteria for hedge accounting, when the designation is revoked, or when the hedging instrument expires or is sold. Any cumulative gain or loss directly recognized in OCI at that time remains in OCI until the hedged item is eventually recognized in income. When it is probable that a hedged transaction will not occur, the cumulative gain or loss that was recognized in OCI is recognized immediately in income.

CAE Financial report 2018 | 59

Notes to the Consolidated Financial Statements

Hedge of net investments in foreign operations

The Company has designated certain long-term debts as a hedging item of CAE’s overall net investments in foreign operations whose activities are denominated in a currency other than the Company’s functional currency. The portion of gains or losses on the hedging item that is determined to be an effective hedge is recognized in OCI and is limited to the translation gain or loss on the net investment.

Derecognition

Financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

–       The rights to receive cash flows from the asset have expired;

–       The Company has transferred its rights to receive cash flows from the asset and either has transferred substantially all the risks and rewards of the asset or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset;

–       The Company is involved in a program in which it sells interests in certain of its accounts receivable. The Company continues to act as a collection agent. Under the program the Company transfers some significant risks and rewards of the accounts receivable it sells and retains others. The accounts receivable are derecognized up to an amount corresponding to the extent of the Company's continuing involvement, which represents its maximum retained exposure.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in income.

Foreign currency translation

Foreign operations

Assets and liabilities of subsidiaries that have a functional currency other than the Canadian dollar are translated from their functional currency to Canadian dollars at exchange rates in effect at the reporting date. Revenue and expenses are translated at the average exchange rates. The resulting translation adjustments are included in OCI.

When a Company has a long-term intercompany balance receivable from or payable to a foreign operation for which settlement is not planned in the foreseeable future, such item is considered, in substance, a part of the Company’s net investment in that foreign operation. Gains or losses arising from the translation of those intercompany balances denominated in foreign currencies are also included in OCI.

Transactions and balances

Monetary assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rate at the reporting date. Non-monetary assets and liabilities, and revenue and expense items denominated in foreign currencies are translated into the functional currency using the exchange rate prevailing at the dates of the respective transactions. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in income, except when deferred in OCI as qualifying cash flow hedges and qualifying net investment hedges.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly-liquid investments with original terms to maturity of 90 days or less at the date of purchase.

Accounts receivable

Receivables are initially recognized at fair value and are subsequently carried at amortized cost, net of an allowance for doubtful accounts, based on expected recoverability. The amount of the allowance is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate. The loss is recognized in income. Subsequent recoveries of amounts previously provided for or written-off are recognized in income.

Inventories

Raw materials are valued at the lower of average cost and net realizable value. Spare parts to be used in the normal course of business are valued at the lower of cost, determined on a specific identification basis, and net realizable value.

Work in progress is stated at the lower of cost, determined on a specific identification basis, and net realizable value. The cost of work in progress includes material, labour and an allocation of manufacturing overhead, which is based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to generate revenue. In the case of raw materials and spare parts, the replacement cost is the best measure of net realizable value.

60 | CAE Financial report 2018

Notes to the Consolidated Financial Statements

Property, plant and equipment

Property, plant and equipment are recorded at cost less any accumulated depreciation and any accumulated net impairment losses. Costs include expenditures that are directly attributable to the acquisition or manufacturing of the item. The cost of an item of property, plant and equipment that is initially recognized includes, when applicable, the initial present value estimate of the costs required to dismantle and remove the asset and restore the site on which it is located at the end of its useful life. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment. Subsequent costs, such as updates on training devices, are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits will flow to the Company and the cost of the item can be reliably measured; otherwise, they are expensed.

A loss on disposal is recognized in income when the carrying value of a replaced item is derecognized, unless the item is transferred to inventories. If it is not practicable to determine the carrying value, the cost of the replacement and the accumulated depreciation calculated by reference to that cost will be used to derecognize the replaced part. The costs of day-to-day servicing of property, plant and equipment are recognized in income as incurred. Gains and losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with its carrying amount, and are recognized net within other gains and losses.

The different components of property, plant and equipment are recognized separately when their useful lives are materially different and such components are depreciated separately in income. Leased assets are depreciated over the shorter of the lease term and their useful lives. If it is reasonably certain that the Company will obtain ownership by the end of the lease term, the leased asset is depreciated over its useful life. Land is not depreciated. The estimated useful lives, residual values and depreciation methods are as follows:

	Method	Amortization rate/period
Buildings and improvements	Straight-line	2.5 to 10%/3 to 40 years
Simulators	Straight-line (10% residual)	Not exceeding 25 years
Machinery and equipment	Declining balance/Straight-line	20 to 35%/2 to 10 years
Aircraft	Straight-line (residual not exceeding 15%)	Not exceeding 25 years
Aircraft engines	Based on utilization	Not exceeding 3,500 hours

Depreciation methods, useful lives and residual values are reviewed and adjusted, if appropriate, on a prospective basis at each reporting date.

Leases

The Company leases certain property, plant and equipment from and to others. Leases in which substantially all the risks and rewards of ownership are transferred are classified as finance leases. All other leases are accounted for as operating leases.

The Company as a lessor

With regards to finance leases, the asset is derecognized at the commencement of the lease. The net present value of the minimum lease payments and any discounted unguaranteed residual value are recognized as non‑current receivables. Finance income is recognized over the term of the lease based on the effective interest method. Income from operating leases is recognized on a straight-line basis over the term of the corresponding lease.

The Company as a lessee

Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased item and the present value of the minimum lease payments. Any initial direct costs of the lessee are added to the amount recognized as an asset. The corresponding obligations are included in long-term debt. Finance expense is recognized over the term of the lease based on the effective interest method. Payments made under operating leases are charged to income on a straight-line basis over the term of the lease.

Sale and leaseback transactions

The Company engages in sales and leaseback transactions as part of the Company’s financing strategy to support investment in the Civil Aviation training Solutions and Defence and Security segments. Where a sale and leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount is deferred and amortized over the lease term. Where a sale and leaseback transaction results in an operating lease, and it is clear that the transaction is established at fair value, any profit or loss is recognized in income. If the sales price is below fair value, the shortfall is recognized in income immediately except if the loss is compensated for by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the period the asset is expected to be used. If the sale price is above fair value, the excess over fair value is deferred and amortized over the period the asset is expected to be used.

CAE Financial report 2018 | 61

Notes to the Consolidated Financial Statements

Intangible assets

Goodwill

Goodwill is measured at cost less accumulated impairment losses, if any.

Goodwill arises on the acquisition of subsidiaries. Goodwill represents the excess of the aggregate of the cost of an acquisition, including the Company’s best estimate of the fair value of contingent consideration and the acquisition-date fair value of any previous held equity interest in the acquiree, over the fair value of the net identifiable assets of the acquiree at the acquisition date.

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Research and development (R&D)

Research costs are expensed as incurred. Development costs are also charged to income in the period incurred unless they meet all the specific capitalization criteria established in IAS 38, Intangible Assets. Capitalized development costs are stated at cost and net of accumulated amortization and accumulated impairment losses, if any. Amortization of the capitalized development costs commences when the asset is available for use and is included in research and development expense.

Other intangible assets

Intangible assets acquired separately are measured at cost upon initial recognition. The cost of intangible assets acquired in a business combination is the fair value as at the acquisition date. Following initial recognition, intangible assets are carried at cost, net of accumulated amortization and accumulated impairment losses, if any.

The cost of an internally generated intangible asset comprises all directly attributable costs necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management.

Gains and losses on disposal of intangible assets are determined by comparing the proceeds from disposal with its carrying amount and are recognized within other gains and losses.

Amortization

Amortization is calculated using the straight-line method for all intangible assets over their estimated useful lives as follows:

Amortization period
(in years)
Capitalized development costs	5 to 10
Customer relationships	3 to 20
ERP and other software	3 to 10
Technology	3 to 10
Other intangible assets	2 to 40

Amortization methods and useful lives are reviewed and adjusted, if appropriate, on a prospective basis at each reporting date.

Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill and assets that are not yet available for use are tested for impairment annually or at any time if an indicator of impairment exists.

The recoverable amount of an asset or a cash-generating unit (CGU) is the greater of its value in use and its fair value less costs of disposal. The recoverable amount is determined for an individual asset; unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. In such case, the CGU that the asset belongs to is used to determine the recoverable amount.

For the purposes of impairment testing, the goodwill acquired in a business combination is allocated to CGUs or groups of CGUs, which generally corresponds to its operating segments or one level below, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Where the recoverable amount of a CGU to which goodwill has been allocated is lower than the CGU’s carrying amount, the related goodwill is impaired. Any remaining amount of impairment exceeding the impaired goodwill is recognized on a pro rata basis of the carrying amount of each asset in the respective CGU. Impairment losses are recognized in income.

62 | CAE Financial report 2018

Notes to the Consolidated Financial Statements

The Company evaluates impairment losses, other than goodwill impairment, for potential reversals at each reporting date. An impairment loss is reversed if there is any indication that the loss has decreased or no longer exists due to changes in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Such reversal is recognized in income.

Borrowing costs

Borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalized as part of the cost of the asset. A qualifying asset is one that takes a substantial period of time to get ready for its intended use. Capitalization of borrowing costs ceases when the asset is completed and ready for its intended use. All other borrowing costs are recognized as finance expense in income, as incurred.

Other assets

Restricted cash

The Company is required to hold a defined amount of cash as collateral under the terms of certain subsidiaries’ external bank financing, government-related sales contracts and business combination arrangements.

Deferred financing costs

Deferred financing costs related to the revolving unsecured term credit facilities, when it is probable that some or all of the facilities will be drawn down, and deferred financing costs related to sale and leaseback agreements are included in other assets at cost and are amortized on a straight-line basis over the term of the related financing agreements.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as a finance expense. When there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole.

Long-term debt

Long-term debt is recognized initially at fair value, net of transaction costs incurred. They are subsequently stated at amortized cost. Any difference between the proceeds, net of transaction costs, and the redemption value is recognized in income over the period of borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In these cases, the fee is deferred until the drawdown occurs. To the extent that there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of tax, is recognized as a deduction from equity.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is recognized when the amount can be reliably measured, when it is probable that future economic benefits will flow to the Company and when specific criteria have been met for each of the categories, as described below.

Multiple component arrangements

The Company sometimes enters into multiple component revenue arrangements, which may include a combination of design, engineering and manufacturing of flight simulators and other products, as well as the provision of training services, spare parts and maintenance. When a single sales transaction requires the delivery of more than one product or service (multiple components), the revenue recognition criteria are applied to the separately identifiable components. A component is considered separately identifiable if the delivered item has value to the customer on a stand-alone basis and the fair value associated with the product or service can be reliably measured.

CAE Financial report 2018 | 63

Notes to the Consolidated Financial Statements

The allocation of the revenue from a multiple component arrangement is based on the fair value of each element in relation to the fair value of the arrangement as a whole.

The Company's revenues can be divided into two main accounting categories: construction contracts and sales of goods and services.

Construction contracts

A construction contract is a contract specifically negotiated for the construction of an asset or of a group of assets, which are interrelated in terms of their design, technology, function, purpose or use. According to its characteristics, a construction contract can be accounted for separately, be segmented into several components which are each accounted for separately, or be combined with another construction contract in order to form a single construction contract for accounting purposes in respect of which revenues and expense will be recognized.

Revenue from construction contracts for the design, engineering and manufacturing of specifically designed training devices is recognized using the percentage-of-completion method when it is probable that the economic benefits associated with the contract will flow to the Company, the revenue, contract costs to complete and the stage of contract completion at the end of the reporting period can be reliably measured and when the contract costs can be clearly identified and reliably measured so that actual contract costs incurred can be compared with prior estimates. The stage of completion is measured by reference to the contract costs incurred up to the end of the reporting period as a percentage of total estimated costs for each contract. When the criteria to use the percentage-of-completion method are not met, construction contract revenue is recognized to the extent of the contract costs incurred that are likely to be recoverable.

Provisions for estimated contract losses are recognized in the period in which the loss is determined. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. Warranty provisions are recorded when revenue is recognized based on past experience.

The cumulative amount of costs incurred and profit recognized, reduced by losses and progress billing, is determined on a contract-by-contract basis. If this amount is positive it is classified in contracts in progress: assets. If this amount is negative it is classified in contracts in progress: liabilities.

Post-delivery customer support is billed separately, and revenue is recognized over the support period.

Sales of goods and services

Standardized training devices

Revenue from contracts for the construction of standardized training devices is recognized primarily on the training devices’ date of completion when the significant risks and rewards of ownership associated to the training devices are transferred to the customer and the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the training devices sold.

Software arrangements

Revenue from off-the-shelf software sales is recognized when delivery has occurred. Revenue from fixed-price software arrangements and software customization contracts that require significant production, modification, or customization of software is recognized using the percentage-of-completion method.

Spare parts

Revenue from the sale of spare parts is primarily recognized upon shipment to the customer. Upon shipment, the significant risks and rewards of ownership of the goods are transferred and the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold.

Product maintenance

Revenue from maintenance contracts is generally recognized on the basis of the percentage-of-completion of the transaction.

Training and consulting services

Revenue from training and consulting services is recognized as the services are rendered.

For flight schools, cadet training courses are offered mainly by way of ground school and live aircraft flight. During the ground school phase, revenue is recognized in income on a straight-line basis, while during the live aircraft flight phase, revenue is recognized based on actual flight hours.

Other

Sales incentives to customers

The Company may provide sales incentives in the form of discounts and volume rebates, these incentives are recorded as a reduction of revenues.

64 | CAE Financial report 2018

Notes to the Consolidated Financial Statements

Non-monetary transactions

The Company may also enter into sales arrangements where little or no monetary consideration is involved. The non-monetary transactions are measured at the more reliable measure of the fair value of the asset given up and fair value of the asset received.

Deferred revenue

Cash payments received or advances currently due pursuant to contractual arrangements, with the exception of those related to construction contracts, are recorded as deferred revenue until all of the foregoing conditions of revenue recognition have been met.

Employee benefits

Defined benefit pension plans

The Company maintains defined benefit pension plans that provide benefits based on length of service and final average earnings.

The defined benefit asset or liability comprises the present value of the defined benefit obligation at the reporting date less the fair value of plan assets out of which the obligations are to be settled. The defined benefit obligations are actuarially determined for each plan using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using the interest rate of high-quality corporate bonds that are denominated in the currency in which the benefit will be paid and that have terms to maturity approximating the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

The value of any employee benefit asset recognized is restricted to the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan (asset ceiling test). Minimum funding requirements may give rise to an additional liability to the extent that they require paying contributions to cover an existing shortfall. Plan assets can only be used to fund employee benefits, are not available to the creditors of the Company, nor can they be paid directly to the Company. Fair value of plan assets is based on market price information.

The Company determines the net pension cost of its Canadian defined benefit plans utilizing individual discount rates derived from the yield curve. For the other defined benefit plans, the Company utilises a single weighted average discount rate derived from the yield curve.

Actuarial gains and losses arising from experience adjustments, changes in actuarial assumptions and the effect of any asset ceiling and minimum liability are recognized to OCI in the period in which they arise. Past service costs are recognized as an expense as incurred at the earlier of when the plan amendment or curtailment occurs and when the entity recognizes related termination benefits.

Defined contribution pension plans

The Company also maintains defined contribution plans for which the Company pays fixed contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no legal or constructive obligation to pay further amounts if the fund does not hold sufficient assets to pay the benefits to all employees. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in income as the services are provided.

Termination benefits

Termination benefits are recognized as an expense when the Company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense, if the Company has made an offer of voluntary redundancy, based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the reporting date are discounted to their present value.

Share-based payment transactions

The Company’s share-based payment plans consist of two categories: an equity-settled share-based payment plan comprised of the Employee Stock Option Plan (ESOP); and cash-settled share-based payments plans that include the Employee Stock Purchase Plan (ESPP), the Executive Deferred Share Unit (EDSU) plan, the Deferred Share Unit (DSU) plan, the Long-Term Incentive Time Based plans and the Long-Term Incentive Performance Based plans. The Long-Term Incentive – Deferred Share Unit (LTI-DSU) plan and the Long-Term Incentive – Time Based Restricted Share Unit (LTI-TB RSU) plan are time based plans while the Long-Term Incentive – Restricted Share Unit (LTI-RSU) plan and the Long-Term Incentive – Performance Share Unit (LTI-PSU) plan are performance based plans.

For both categories, the fair value of the employee services received in exchange is recognized as an expense in income. Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

For the equity-settled plan, the cost of equity-settled transactions is measured at fair value using the Black-Scholes option pricing model. The compensation expense is measured at the grant date and recognized over the service period with a corresponding increase to contributed surplus. The cumulative expenses recognized for equity-settled transactions at each reporting date represents the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest. For options with graded vesting, each tranche is considered a separate grant with a different vesting date and fair value, and each tranche is accounted for separately. When the options are exercised, the Company issues new shares and the proceeds received net of any directly attributable transaction costs are credited to share capital.

CAE Financial report 2018 | 65

Notes to the Consolidated Financial Statements

For cash-settled plans, a corresponding liability is recognized. The fair value of employee services received is calculated by multiplying the number of units expected to vest with the fair value of one unit as of grant date based on the market price of the Company’s common shares. The fair value of the ESPP is a function of the Company’s contributions. Until the liability is settled, the Company re-measures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in income for the period. The Company has entered into equity swap agreements with two major Canadian financial institutions in order to reduce its earnings exposure related to the fluctuation in the Company’s share price relating to the EDSU, DSU, LTI-DSU and LTI-TB RSU programs.

Current and deferred income tax

Income tax expense comprises current and deferred tax. An income tax expense is recognized in income except to the extent that it relates to items recognized in OCI or directly in equity, in which case it is recognized in OCI or directly in equity, respectively.

Current tax is the amount expected to be paid or recovered from taxation authorities on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date in the countries where the Company and its subsidiaries operate and generate taxable income, and any adjustment to tax payable or receivable in respect of previous years.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is recognized using the balance sheet liability method, providing for temporary differences between the tax bases of assets or liabilities and their carrying amounts in the consolidated financial statements.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are recognized for all deductible temporary differences and carry forward of unused tax losses. The recognition of deferred tax assets are limited to the amount which is probable to be realized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that a recognized deferred tax asset will be realized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that an unrecognized deferred tax asset will be realized.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend to settle current tax liabilities and assets on a net basis or if their tax assets and liabilities will be realized simultaneously.

Taxes on income in the interim periods are accrued by jurisdiction using the effective tax rate that would be applicable to expected total annual profit or loss of the jurisdiction.

Investment tax credits

Investment tax credits (ITCs) arising from R&D activities are deducted from the related costs and are accordingly included in the determination of net income when there is reasonable assurance that the credits will be realized. ITCs arising from the acquisition or development of property, plant and equipment and capitalized development costs are deducted from the cost of those assets with amortization calculated on the net amount. Investment tax credits expected to be recovered beyond 12 months are classified in Other assets.

Earnings per share

Earnings per share is calculated by dividing the net income for the period attributable to the common shareholders of the Company by the weighted average number of common shares outstanding during the period. The diluted weighted average number of common shares outstanding is calculated by taking into account the dilution that would occur if the securities or other agreements for the issuance of common shares were exercised or converted into common shares at the later of the beginning of the period or the issuance date unless it is anti-dilutive. The treasury stock method is used to determine the dilutive effect of the stock options. The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of options in computing diluted earnings per share. It assumes that any proceeds would be used to purchase common shares at the average market price during the period. Only the Company’s stock options have a dilutive potential on common shares.

Government participation

Government contributions are recognized when there is reasonable assurance that the contributions will be received and all attached conditions will be complied with by the Company. Government participation related to the acquisition of intangible assets is recorded as a reduction of the cost of the related asset while government participation related to current expenses is recorded as a reduction of the related expenses.

66 | CAE Financial report 2018

Notes to the Consolidated Financial Statements

The Company benefits from investment tax credits that are deemed to be equivalent to government contributions. Contributions are received for Project New Core Markets from Investissement Québec (IQ) for costs incurred in R&D programs. Contributions were received in previous fiscal years for Project Phoenix from Industry Canada under the Technology Partnerships Canada (TPC) program and from IQ.

Project New Core Markets and Project Phoenix require the Company to pay royalties. The obligation to pay royalties, recognized as royalty obligations, is recorded when the contribution is receivable and is estimated based on future projections. The obligation is discounted using the prevailing market rates of interest, at that time, for a similar instrument (similar as to currency, term, type of interest rate, guarantees or other factors) with a similar credit rating. The current portion is included as part of accrued liabilities. The difference between government contributions and the discounted value of royalty obligations is accounted for as a government participation which is recognized as a reduction of related expenses or as a reduction of the cost of the related asset.

The Company recognizes the Government of Canada’s participation in Project Falcon and Project Innovate as interest-bearing long-term debt. The initial measurement of the accounting liability is discounted using the prevailing market rates of interest, at that time, for a similar instrument (similar as to currency, term, type of interest rate, guarantees or other factors) with a similar credit rating. The difference between the face value of the long-term obligation and the discounted value of the long-term obligation is accounted for as a government contribution which is recognized as a reduction of costs or as a reduction of capitalized expenditures.

Use of judgements, estimates and assumptions

The preparation of the consolidated financial statements requires the Company’s management (management) to make judgements, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosures at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses for the period reported. It also requires management to exercise its judgement in applying the Company’s accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below. Actual results could differ from those estimates. Changes will be reported in the period in which they are identified.

Business combinations

Business combinations are accounted for in accordance with the acquisition method. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value. Depending on the complexity of determining these valuations, the Company either consults with independent experts or develops the fair value internally by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate. Contingent consideration is measured at fair value using a discounted cash flow model.

Development costs

Development costs are recognized as intangible assets and are amortized over their useful lives when they meet the criteria for capitalization. Forecasted revenue and profitability for the relevant projects are used to assess compliance with the capitalization criteria and to assess the recoverable amount of the assets.

Impairment of non-financial assets

The Company’s impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flows model (level 3). Key assumptions which management has based its determination of fair value less costs of disposal include estimated growth rates, post-tax discount rates and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.

Likewise, whenever property, plant and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

See Note 20 for further details regarding assumptions used.

Revenue recognition

The percentage-of-completion method requires the Company to estimate the work performed to date as a proportion of the total work to be performed. Management conducts monthly reviews of its estimated costs to complete, percentage-of-completion estimates and revenue and margins recognized, on a contract-by-contract basis. The impact of any revisions in cost and revenue estimates is reflected in the period in which the need for a revision becomes known.

CAE Financial report 2018 | 67

Notes to the Consolidated Financial Statements

Defined benefit pension plans

The cost of defined benefit pension plans and the present value of the employee benefit obligations are determined using actuarial valuations. Actuarial valuations involve, amongst others, making assumptions about discount rates, future salary increases and mortality rates. All assumptions are reviewed at each reporting date. Any changes in these assumptions will impact the carrying amount of the employee benefit obligations and the cost of the defined benefit pension plans. In determining the appropriate discount rate, management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the specific country. Individual discount rates are derived from the yield curve and are used to determine the service cost and interest cost of the Canadian defined benefit pension plans at the beginning of the year. The present value of the employee benefit obligations for these Canadian plans is determined based on the individual discount rates derived from the yield curve at the end of the year.

Other key assumptions for pension obligations are based, in part, on current market conditions. See Note 14 for further details regarding assumptions used.

Government royalty repayments

In determining the amount of repayable government royalties, assumptions and estimates are made in relation to discount rates, expected revenues and the expected timing of revenues. Revenue projections take into account past experience and represent management’s best estimate about the future. Revenues after a five-year period are extrapolated using estimated growth rates, ranging from 6% to 15%, over the period of repayments. The estimated repayments are discounted using average rates ranging from 6% to 10% based on terms of similar financial instruments. These estimates, along with the methodology used to derive the estimates, can have a material impact on the respective values and ultimately any repayable obligation in relation to government participation.  A 1% increase to the growth rates would increase the royalty obligation at March 31, 2018 by approximately $4.0 million (2017 − $4.4 million).

Share-based payments

The Company measures the cost of cash and equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility and dividend yield.

Income taxes

The Company is subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes. The determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations. The Company provides for potential tax liabilities based on the weighted average probability of the possible outcomes. Differences between actual results and those estimates could have an effect on the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against the losses that can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The recorded amount of total deferred tax assets could be altered if estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of the Company’s ability to utilize future tax benefits.

Leases

The classification as either finance or operating lease is based on management’s judgement of the application of criteria provided in IAS 17 – Leases and on the substance of the lease arrangement. Most of the Company’s arrangements accounted for as operating leases are in relation to buildings and flight simulators. With regards to certain aircraft used in the Company’s live training operations, management has concluded that the undiscounted lease rental payments in the amount of $119.4 million (2017 - $192.3 million) associated with the lease convention to these aircraft should be accounted for as an off balance sheet arrangement as it is offset by a reciprocal arrangement with a third party and is non-recourse to CAE.

68 | CAE Financial report 2018

Notes to the Consolidated Financial Statements

NOTE 2 – CHANGES IN ACCOUNTING POLICIES

New and amended standards not yet adopted by the Company

IFRS 9 - Financial Instruments

In July 2014, the IASB released the final version of IFRS 9 - Financial Instruments replacing IAS 39 - Financial Instruments: Recognition and Measurement.

IFRS 9 introduces a revised approach for the classification of financial assets based on how an entity manages financial assets and the characteristics of the contractual cash flows of the financial assets replacing the multiple rules in IAS 39. Most of the requirements in IAS 39 for classification and measurement of financial liabilities have been carried forward in IFRS 9. IFRS 9 also introduces a new hedge accounting model that is more closely aligned with risk-management objectives as well as a new expected credit loss model for calculating impairment on financial assets replacing the incurred loss model in IAS 39.

For the Company, IFRS 9 is effective for the fiscal period beginning on April 1, 2018. The Company has completed its assessment and has concluded that the adoption of this standard has no impact on its consolidated financial statements.

IFRS 15 - Revenue from contracts with customers

In May 2014, the IASB released IFRS 15 - Revenue from Contracts with Customers, which supersedes IAS 11 - Construction Contracts and IAS 18 - Revenue and related interpretations. The core principle of the new standard is to recognize revenue to depict fulfillment of performance obligations to customers in amounts that reflect the consideration to which the Company expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the customer obtains control of the goods or services. The new standard also provides guidance for transactions that were not previously addressed comprehensively, improves guidance for multiple-element arrangements and enhances revenue related disclosures.

For the Company, IFRS 15 is effective for the fiscal period beginning on April 1, 2018. The Company has elected to apply IFRS 15 retrospectively and thus will restate its 2018 results, with an opening adjustment to equity as at April 1, 2017. The Company has elected to use the following practical expedients:

–       No restatement for contracts that were completed as at, or prior to April 1, 2017; and

–       Reflecting the aggregate effect of modifications to contracts that occurred prior to April 1, 2017 in identifying the satisfied and unsatisfied performance obligations and in determining the transaction prices to be allocated thereto.

The Company has reviewed its revenue contracts to evaluate the effect of the new standard on its revenue recognition practices. Based on its assessment, the adoption of the new standard will have the following impacts:

–       Revenue recognition for certain performance obligations currently accounted for using the percentage-of-completion method will no longer meet the requirements for revenue recognition over time. Revenue for these performance obligations will instead be recognized  upon completion. As the performance obligations for these devices are met and manufacturing advances, the costs to build will be recognized as inventory.  Payments received from customers that were previously applied as a reduction of the contracts in progress: assets will now need to be presented as contract liabilities;

–       Contracts in which the Company receives significant payment in advance now require a portion of the contract consideration to be allocated to a significant financing component, when certain criteria are met;

–       A change in the identification of performance obligations for certain multiple-element arrangements.

Notes to the Consolidated Financial Statements

The following table presents the impact of IFRS 15 on the Company’s consolidated statement of financial position as at April 1, 2017 and March 31, 2018:

As previously reported		IFRS 15	As restated	As currently reported	IFRS 15	As restated
(amounts in millions)	April 1, 2017	Adjustments	April 1, 2017	March 31, 2018	Adjustments	March 31, 2018
Assets
Total current assets	$1,919.7	$45.4	$1,965.1	$2,060.8	$62.5	$2,123.3
Total long-term assets	3,435.1	(2.5)	3,432.6	3,658.4	(1.5)	3,656.9
	$5,354.8	$42.9	$5,397.7	$5,719.2	$61.0	$5,780.2
Liabilities
Total current liabilities	$1,273.9	$137.2	$1,411.1	$1,320.6	$153.5	$1,474.1
Total long-term liabilities	1,999.9	(25.6)	1,974.3	2,032.0	(23.4)	2,008.6
	$3,273.8	$111.6	$3,385.4	$3,352.6	$130.1	$3,482.7
Shareholders' Equity
Equity attributable to equity holders of the Company	$2,020.8	$(68.7)	$1,952.1	$2,298.2	$(69.1)	$2,229.1
Non-controlling interests	60.2	—	60.2	68.4	—	68.4
	$2,081.0	$(68.7)	$2,012.3	$2,366.6	$(69.1)	$2,297.5

For fiscal 2018, the impact of adopting IFRS 15 is a decrease to revenue of $6.5 million, an increase to operating profit of $1.8 million and an increase to finance expense - net of $1.0 million.

While these changes will impact the timing of contract revenue and profit recognition, there will be no change to cash flows from the contract.

The Company has updated and is finalizing the implementation of revised procedures and controls in order to meet the requirements of IFRS 15, as well as expanding disclosures which will be required under the new standard in fiscal 2019.

IFRS 16 - Leases

In January 2016, the IASB released IFRS 16 - Leases, which will replace IAS 17 - Leases and related interpretations. The new standard introduces a single lessee accounting model and eliminates the classification of leases as either operating or finance leases. It requires the lessee to recognize a right-of-use asset and a lease obligation for all leases. Lessors will continue to classify leases as operating leases or finance leases as IFRS 16 substantially carries forward the current lessor accounting requirements.

For the Company, IFRS 16 will be effective for the fiscal period beginning on April 1, 2019. The Company is currently evaluating the impact of the new standard on its consolidated financial statements. Where the Company is the lessee for leases that are considered operating leases under IAS 17, the adoption of IFRS 16 is expected to result in the recognition of assets and liabilities on the consolidated statement of financial position.  The change to the recognition, measurement and presentation requirements from the adoption of this standard is expected to result in a decrease of the Company’s operating lease expense and an increase of its finance and depreciation expenses.

IFRIC 23 - Uncertainty over Income Tax Treatments

In June 2017, the IASB released IFRIC 23 - Uncertainty over Income Tax Treatments, which addresses how to determine the taxable profit (loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12 - Income Taxes. It specifically considers whether tax treatments should be considered independently or collectively and assumptions for taxation authorities’ examinations in regards to taxable profit (loss), tax bases, unused tax losses, unused tax credits or tax rates.

For the Company, IFRIC 23 is effective for the fiscal period beginning on April 1, 2019. The Company has completed its assessment and has concluded that the interpretation has no impact on its consolidated financial statements.

CAE Financial report 2018 |

Notes to the Consolidated Financial Statements

NOTE 3 – BUSINESS COMBINATIONS

Acquisition of a portfolio of training assets

During the second quarter of fiscal 2018, the Company acquired a portfolio of training assets in North America and Europe from a full-flight simulator leasing business for cash consideration of $24.7 million. With this acquisition, the Company obtained fully operational full-flight simulators and various customer contracts.

The determination of the fair value of the identifiable assets acquired and liabilities assumed are as follows: $24.7 million of property plant and equipment, $4.6 million of goodwill, $1.4 million of non-current assets and $6.0 million of non-current liabilities.

Asian Aviation Centre of Excellence Sdn. Bhd.

On November 17, 2017, the Company completed the acquisition of the remaining 50% equity interest in Asian Aviation Centre of Excellence Sdn. Bhd. (AACE) from AirAsia, for a cash consideration of $114.8 million [US$90 million] and long-term contingent cash consideration payable of up to US$10 million if certain criteria are met (Note15).

As a result, the Company’s interest in AACE increased from 50% to 100%, obtaining control over AACE’s three training centres located in Malaysia, Singapore and Vietnam, as well as its 50% joint control of Philippine Academy of Aviation Training, a joint venture training centre between AACE and Cebu Pacific, located in the Philippines. With this acquisition, the Company owns a customer installed base of commercial flight simulators and owns assets including full-flight simulators, simulator parts and equipment, facilities and a talented  workforce.

Before the transaction, the Company's 50% ownership interest in AACE was accounted for using the equity method. The net gain resulting from the remeasurement to fair value of the previously held interest in AACE was included in Other gains – Net in the consolidated income statement (Note 21).

The preliminary determination of the fair value of the net assets acquired and liabilities assumed arising from the acquisition are as follows:

Total
Current assets(1)	$16.2
Current liabilities	(21.3)
Property, plant and equipment	103.0
Investment in equity accounted investee	8.4
Intangible assets	114.9
Deferred tax	(5.3)
Non-current liabilities	(16.8)
Fair value of net assets acquired, excluding cash and cash equivalents	$199.1
Cash and cash equivalents acquired	15.1
Total purchase consideration	$214.2
Fair value of long-term contingent cash consideration payable	(10.7)
Settlement of pre-existing relationship	(0.9)
Fair value of previously held interest in AACE	(87.8)
Total cash consideration	$114.8

(1) Excluding cash on hand.

The fair value of the acquired identifiable intangible assets amount to $114.9 million and mainly consists of customer relationships of $61.6 million and goodwill of $53.0 million (non deductible for tax purposes).

The fair value and the gross contractual amount of the acquired accounts receivable were $14.0 million.

Total acquisition costs incurred during fiscal 2018 relating to AACE were included in Other gains - Net in the consolidated income statement (Note 21).

The goodwill arising from both acquisitions is attributable to the expansion of CAE's customer installed base of commercial flight simulators, market capacity and expected synergies from combining operations.

The net assets acquired, including intangibles, are included in the Civil Aviation Training Solutions segment.

Notes to the Consolidated Financial Statements

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable are carried on the consolidated statement of financial position net of allowance for doubtful accounts. This provision is established based on the Company’s best estimates regarding the ultimate recovery of balances for which collection is uncertain. Uncertainty of ultimate collection may become apparent from various indicators, such as a deterioration of the credit situation of a given client and delay in collection beyond the contractually agreed upon payment terms. Management regularly reviews accounts receivable, monitors past due balances and assesses the appropriateness of the allowance for doubtful accounts.

Details of accounts receivable are as follows:

	2018	2017
Current trade receivables	$187.9	$207.5
Past due trade receivables
1-30 days	52.1	56.8
31-60 days	40.9	14.5
61-90 days	15.6	13.0
Greater than 90 days	69.9	56.4
Allowance for doubtful accounts	(20.9)	(14.5)
Total trade receivables	$345.5	$333.7
Accrued receivables	116.1	105.8
Receivables from related parties (Note 32)	39.5	54.0
Other receivables	67.3	54.9
Total accounts receivable	$568.4	$548.4

Changes in the allowance for doubtful accounts are as follows:

	2018	2017
Allowance for doubtful accounts, beginning of year	$(14.5)	$(15.7)
Additions	(13.6)	(6.1)
Amounts charged off	6.7	5.4
Unused amounts reversed	1.5	1.4
Exchange differences	(1.0)	0.5
Allowance for doubtful accounts, end of year	$(20.9)	$(14.5)

NOTE 5 – INVENTORIES

	2018	2017
Work in progress	$226.2	$270.0
Raw materials, supplies and manufactured products	149.1	146.3
	$375.3	$416.3

The amount of inventories recognized as cost of sales is as follows:

	2018	2017
Work in progress	$204.2	$141.6
Raw materials, supplies and manufactured products	106.9	131.7
	$311.1	$273.3

CAE Financial report 2018 |

Notes to the Consolidated Financial Statements

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

						Assets
		Buildings		Machinery	Aircraft and	under	Assets
		and		and	aircraft	finance	under
(amounts in millions)	Land	improvements	Simulators	equipment	engines	lease	construction	Total
Net book value at March 31, 2016	$24.1	$199.6	$925.9	$50.7	$22.1	$153.5	$97.2	$1,473.1
Additions	—	14.9	34.6	15.2	41.3	—	116.9	222.9
Acquisition of subsidiaries	—	1.9	22.5	0.4	—	13.7	—	38.5
Disposals	—	(1.3)	(3.1)	(0.1)	(4.7)	(0.2)	—	(9.4)
Depreciation	—	(15.9)	(68.9)	(17.1)	(3.6)	(17.3)	—	(122.8)
Transfers and others	—	(1.4)	113.8	(0.2)	—	(1.6)	(118.9)	(8.3)
Exchange differences	(0.5)	(1.7)	(12.1)	(0.3)	0.1	2.0	1.1	(11.4)
Net book value at March 31, 2017	$23.6	$196.1	$1,012.7	$48.6	$55.2	$150.1	$96.3	$1,582.6
Additions	—	13.3	27.8	16.5	5.6	—	110.7	173.9
Acquisition of subsidiaries (Note 3)	—	7.8	87.0	0.4	—	—	32.5	127.7
Disposals	—	(0.1)	(18.0)	(0.1)	(0.5)	(2.2)	—	(20.9)
Depreciation	—	(15.4)	(66.8)	(18.3)	(3.8)	(16.5)	—	(120.8)
Transfers and others	—	(1.4)	114.0	2.3	(0.4)	(7.1)	(78.0)	29.4
Exchange differences	0.3	2.5	29.2	0.9	(0.7)	(3.1)	2.9	32.0
Net book value at March 31, 2018	$23.9	$202.8	$1,185.9	$50.3	$55.4	$121.2	$164.4	$1,803.9

						Assets
		Buildings		Machinery	Aircraft and	under	Assets
		and		and	aircraft	finance	under
	Land	improvements	Simulators	equipment	engines	lease	construction	Total
Cost	$23.6	$375.4	$1,427.2	$218.9	$62.2	$291.5	$96.3	$2,495.1
Accumulated depreciation	—	(179.3)	(414.5)	(170.3)	(7.0)	(141.4)	—	(912.5)
Net book value at March 31, 2017	$23.6	$196.1	$1,012.7	$48.6	$55.2	$150.1	$96.3	$1,582.6
Cost	$23.9	$401.1	$1,683.9	$223.4	$64.4	$276.1	$164.4	$2,837.2
Accumulated depreciation	—	(198.3)	(498.0)	(173.1)	(9.0)	(154.9)	—	(1,033.3)
Net book value at March 31, 2018	$23.9	$202.8	$1,185.9	$50.3	$55.4	$121.2	$164.4	$1,803.9

As at March 31, 2018, the average remaining amortization period for full-flight simulators is 10.6 years (2017 – 10.8 years).

As at March 31, 2018, bank borrowings are collateralized by property, plant and equipment for a value of $121.3 million (2017– $82.2 million).

The Company leases some of its property, plant and equipment to third parties, the future minimum lease payments receivable under these non-cancellable operating leases are as follows:

	2018	2017
No later than 1 year	$34.7	$19.3
Later than 1 year and no later than 5 years	98.3	47.1
Later than 5 years	20.5	22.9
	$153.5	$89.3

As at March 31, 2018, the net book value of simulators leased out to third parties is $114.8 million (2017 – $56.5 million).

Assets under finance lease, by category, with lease terms ending between April 2018 and October 2036, are as follows:

	2018	2017
Simulators
Cost	$207.9	$222.4
Accumulated depreciation	(127.9)	(117.8)
Net book value	$80.0	$104.6
Buildings
Cost	$68.2	$69.0
Accumulated depreciation	(27.0)	(23.5)
Net book value	$41.2	$45.5
Total net book value	$121.2	$150.1

CAE Financial report 2018 |

Notes to the Consolidated Financial Statements

NOTE 7 – INTANGIBLE ASSETS

		Capitalized		ERP and		Other
	Goodwill	development	Customer	other		intangible
(amounts in millions)	(Note 20)	costs	relationships	software	Technology	assets	Total
Net book value at March 31, 2016	$556.6	$157.2	$100.7	$70.2	$17.3	$27.2	$929.2
Additions – internal development	—	37.8	—	13.1	—	—	50.9
Additions – acquired separately	—	—	0.2	—	—	0.8	1.0
Acquisition of subsidiaries	4.9	—	23.6	0.6	—	—	29.1
Amortization	—	(24.3)	(19.6)	(17.3)	(4.8)	(3.1)	(69.1)
Transfers and others	—	(2.6)	(0.4)	(0.8)	(0.8)	7.4	2.8
Exchange differences	(1.5)	0.1	1.8	—	0.3	(0.6)	0.1
Net book value at March 31, 2017	$560.0	$168.2	$106.3	$65.8	$12.0	$31.7	$944.0
Additions – internal development	—	32.5	—	14.8	—	—	47.3
Acquisition of subsidiaries (Note 3)	57.6	—	61.6	0.3	—	—	119.5
Disposal and remeasurement of
interest in investment (Note 21)	(10.9)	—	—	—	—	—	(10.9)
Amortization	—	(25.8)	(20.0)	(16.2)	(2.5)	(3.8)	(68.3)
Transfers and others	—	(1.0)	(0.1)	0.3	—	(1.1)	(1.9)
Exchange differences	18.8	(0.2)	6.7	(0.1)	(0.3)	1.0	25.9
Net book value at March 31, 2018	$625.5	$173.7	$154.5	$64.9	$9.2	$27.8	$1,055.6

		Capitalized		ERP and		Other
		development	Customer	other		intangible
	Goodwill	costs	relationships	software	Technology	assets	Total
Cost	$560.0	$276.0	$202.9	$171.4	$50.7	$55.6	$1,316.6
Accumulated amortization	—	(107.8)	(96.6)	(105.6)	(38.7)	(23.9)	(372.6)
Net book value at March 31, 2017	$560.0	$168.2	$106.3	$65.8	$12.0	$31.7	$944.0
Cost	$625.5	$306.8	$273.8	$186.2	$49.7	$54.4	$1,496.4
Accumulated amortization	—	(133.1)	(119.3)	(121.3)	(40.5)	(26.6)	(440.8)
Net book value at March 31, 2018	$625.5	$173.7	$154.5	$64.9	$9.2	$27.8	$1,055.6

For the year ended March 31, 2018, amortization of $41.8 million (2017 – $44.5 million) has been recorded in cost of sales, $25.0 million (2017 – $23.2 million) in research and development expenses and $1.5 million (2017 – $1.4 million) in selling, general and administrative expenses.

As at March 31, 2018, the average remaining amortization period for the capitalized development costs is 5.1 years (2017 – 5.5 years).

The categories of capitalized development costs and ERP and other software both primarily consist of internally generated intangible assets.

The Company has no indefinite life intangible assets other than goodwill.

CAE Financial report 2018 |

Notes to the Consolidated Financial Statements

NOTE 8 – OTHER ASSETS

	2018	2017
Restricted cash (Note 28)	$31.8	$26.0
Prepaid rent to a portfolio investment	31.7	28.5
Advances to a portfolio investment (Note 28)	38.1	39.7
Non-current receivables	131.8	134.8
Investment tax credits	225.7	223.1
Other	22.9	19.2
	$482.0	$471.3

The present value of future minimum lease payment receivables, included in the current and non-current receivables is as follows:

	2018	2017
Gross investment in finance lease contracts	$182.0	$185.0
Less: unearned finance income	71.3	76.3
Less: discounted unguaranteed residual values of leased assets	6.2	5.8
Present value of future minimum lease payment receivables	$104.5	$102.9

Future minimum lease payments from investments in finance lease contracts to be received are as follows:

		2018		2017
		Present value of		Present value of
	Gross	future minimum	Gross	future minimum
	Investment	lease payments	Investment	lease payments
No later than 1 year	$13.2	$10.7	$10.0	$7.9
Later than 1 year and no later than 5 years	48.3	23.4	47.1	22.5
Later than 5 years	120.5	70.4	127.9	72.5
	$182.0	$104.5	$185.0	$102.9

NOTE 9 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2018	2017
Accounts payable trade	$306.0	$317.1
Accrued liabilities	344.0	353.3
Amount due to related parties (Note 32)	9.7	15.3
Current portion of royalty obligations	9.9	9.5
	$669.6	$695.2

NOTE 10 – CONTRACTS IN PROGRESS

	2018	2017
Contracts in progress: assets	$401.6	$337.5
Contracts in progress: liabilities	(161.8)	(191.9)
Contracts in progress: net assets	$239.8	$145.6

Details of contracts in progress are as follows:

	2018	2017
Aggregate amount of costs incurred plus recognized
profits (less recognized losses) to date	$2,694.6	$2,800.1
Less: progress billings	2,454.8	2,654.5
Contracts in progress: net assets	$239.8	$145.6

Advances received from customers on construction contracts related to work not yet commenced amounts to $15.1 million at March 31, 2018 (2017 – $20.2 million). Construction contracts revenue recognized in fiscal 2018 amounts to $851.7 million (2017 – $983.6 million ).

Notes to the Consolidated Financial Statements

NOTE 11 – PROVISIONS

Restoration and simulator removal

In certain situations, simulators are installed at locations that are not owned by the Company. In some of these cases, the Company has an obligation to dismantle and remove the simulators from these sites and to restore the location to its original condition. A provision is recognized for the present value of estimated costs to be incurred to dismantle and remove the simulators from these sites and restore the location. The provision also includes amounts relating to leased land and building where restoration costs are contractually required at the end of the lease. Where such costs arise as a result of capital expenditure, these restoration costs are also capitalized.

Restructuring

Restructuring costs consist mainly of severances and other related costs.

Legal claims

The amount represents a provision for certain legal claims brought against the Company. The corresponding charge is recognized in income within selling, general and administrative expenses or other gains – net. Management’s best estimate is that the outcome of these legal claims will not give rise to any significant loss beyond the amounts provided at March 31, 2018.

Warranties

A provision is recognized for expected warranty claims on products sold based on past experience of the level of repairs and returns. It is expected that most of these costs will be incurred between 1 to 10 years. Assumptions used to calculate the provision for warranties were based on current sales levels and current information available about returns based on the warranty period of products sold.

Changes in provisions are as follows:

	Restoration
	and removal	Restructuring	Legal	Warranties	Other	Total
Total provisions, beginning of year	$7.1	$21.2	$2.9	$41.2	$9.9	$82.3
Additions	—	—	1.0	12.0	3.2	16.2
Acquisition of subsidiaries	1.6	—	—	—	0.6	2.2
Amounts used	(0.2)	(5.6)	(0.8)	(15.3)	(11.1)	(33.0)
Unused amounts reversed	(0.2)	—	—	(0.1)	(0.1)	(0.4)
Exchange differences	0.3	1.2	0.2	2.2	0.4	4.3
Total provisions, end of year	$8.6	$16.8	$3.3	$40.0	$2.9	$71.6
Less: current portion	1.6	6.8	2.6	18.9	2.2	32.1
Long-term portion	$7.0	$10.0	$0.7	$21.1	$0.7	$39.5

NOTE 12 – DEBT FACILITIES

Long-term debt, net of transaction costs is as follows:

(amounts in millions)	2018	2017
Total recourse debt	$1,174.9	$1,192.8
Total non-recourse debt (1)	86.0	62.6
Total long-term debt	$1,260.9	$1,255.4
Less: current portion of long-term debt	35.2	31.2
Less: current portion of finance leases	17.0	20.7
	$1,208.7	$1,203.5
(1) Non-recourse debt is a debt in a subsidiary for which recourse is limited to the assets, equity, interest and undertaking of such subsidiary and not CAE Inc.

Notes to the Consolidated Financial Statements

Details of the recourse debt are as follows:

	2018	2017
Unsecured senior notes ($125.0 and US$225.0 maturing between December 2019 and December 2027), floating interest rates based on bankers’ acceptances rate plus a spread on $50.0 million and interest rates ranging from 3.59% and 4.15% for remaining $75.0 and US$225.0	$415.0	$424.0
Unsecured senior notes of US$60.0 maturing in June 2019 (2017 - US$60.0), interest rate of 7.66% payable semi-annually in June and December	75.7	77.9
Unsecured senior notes (US$100.0 maturing in August 2021 and US$50.0 maturing in August 2026), average blended rate of 4.47% payable semi-annually in August and February	193.4	199.3
Obligations under finance lease, with various maturities from April 2018 to October 2036, interest rates from 3.49% to 10.68%	145.4	173.3
Term loan maturing in June 2018 of US$2.9 and £0.6 (2017 – US$14.6 and £2.8), combined coupon rate of post-swap debt of 8.01% (2017 – 7.97%)	5.1	23.6
R&D obligation from a government agency maturing in July 2029 (i)	167.7	160.5
R&D obligation from a government agency maturing in July 2035 (ii)	132.6	92.0
Term loan maturing in January 2020 of €1.3 (2017 – €2.0), floating interest rate of EURIBOR plus a spread	1.8	2.7
Term loans, with maturities between October 2020 and December 2021, of US$14.5 (2017 – US$18.7), average blended rate of 3.31%	18.7	24.9
Other debt of US$11.0 maturing March 2024, floating interest of 0.80%	14.2	14.6
Term loan maturing in December 2021 of US$4.1, average blended rate of 3.28%	5.3	—
Total recourse debt, net amount	$1,174.9	$1,192.8

(i)    Represents an interest-bearing long-term obligation with the Government of Canada relative to Project Falcon, an R&D program that ended in fiscal 2014, for a maximum amount of $250.0 million. The discounted value of the debt recognized amounted to $167.7 million as at March 31, 2018 (2017 – $160.5 million);

(ii)   Represents an interest-bearing long-term obligation with the Government of Canada relative to Project Innovate, an R&D program  announced in fiscal 2014 and extending over five and a half years, for a maximum amount of $250.0 million. The aggregate amount recognized in fiscal 2018 was $226.5 million (2017 – $169.9 million). The discounted value of the debt recognized amounted to $132.6 million as at March 31, 2018 (2017 – $92.0 million).

Revolving credit facility

The Company has access to a revolving unsecured term credit facility maturing in September 2022. The available facility amount is US $550.0 million with an option, subject to the lender’s consent, to increase to a total amount of up to US $850.0 million. The facility has covenants requiring a minimum fixed charge coverage and a maximum debt coverage. The applicable interest rate on this revolving credit facility is variable, based on the bank’s prime rate, bankers’ acceptance rates or LIBOR plus a spread which depends on the credit rating assigned by Standard & Poor’s Rating Services. As at March 31, 2018 and 2017, the Company had no outstanding borrowings under its revolving credit facility.

Details of the non-recourse debt are as follows:

	2018	2017
Term loan maturing in April 2018 of £0.7 (2017 – £0.2), interest rate of 13.50%	$1.3	$0.4
Term loan maturing in March 2028 of US$43.5 (2017 – US$47.1), interest rate of LIBOR plus 2.50% (i)	55.8	62.2
Term loans, with maturities between June 2021 and December 2025, of US $22.3, floating interest rate of LIBOR plus a fixed spread	28.9	—
Total non-recourse debt, net amount	$86.0	$62.6

(i)     Represents collateralized non-recourse financing for a term loan to finance a training centre in Brunei. The subsidiary may also avail an additional amount of up to US $12.0 million in the form of letters of credit.

Payments required to meet the retirement provisions of the long-term debt are as follows:

	2018	2017
No later than 1 year	$35.6	$31.9
Later than 1 year and no later than 5 years	450.2	414.8
Later than 5 years	631.7	638.2
Total payments required	$1,117.5	$1,084.9
Less: transaction costs	(2.0)	(2.8)
	$1,115.5	$1,082.1

CAE Financial report 2018 |

Notes to the Consolidated Financial Statements

Information on the change in liabilities for which cash flows have been classified as financing activities in the statement of cash flows is presented below.

	Revolving
	Unsecured Credit	Long-term	Finance
	Facilities	debt	Leases	Total
Balance at beginning of year	$—	$1,082.1	$173.3	$1,255.4
Changes from financing cash flows
Proceeds, net of transaction costs	106.0	37.8	—	143.8
Repayments	(106.0)	(33.4)	(25.0)	(164.4)
Total changes from financing cash flows	$—	$4.4	$(25.0)	$(20.6)
Additions through a business combination (Note 3)	—	37.7	—	37.7
Non-cash changes:
Effect of foreign currency exchange differences	—	(19.2)	(3.7)	(22.9)
Others	—	(1.3)	—	(1.3)
Interests	—	11.8	0.8	12.6
Total non-cash changes	$—	$(8.7)	$(2.9)	$(11.6)
Balance at end of year	$—	$1,115.5	$145.4	$1,260.9

The present value of the obligations under finance lease are as follows:

	2018	2017
Gross future minimum lease payments	$201.8	$240.4
Less: future finance charges on finance leases	47.2	58.3
Less: discounted guaranteed residual values of leased assets	9.2	8.8
Present value of future minimum lease payments	$145.4	$173.3

The future minimum lease payments of the obligations under finance lease are as follows:

		2018		2017
	Gross future	Present value of	Gross future	Present value of
	minimum lease	future minimum	minimum lease	future minimum
	payments	lease payments	payments	lease payments
No later than 1 year	$25.8	$17.0	$30.1	$20.7
Later than 1 year and no later than 5 years	105.8	81.0	123.3	92.0
Later than 5 years	70.2	47.4	87.0	60.6
	$201.8	$145.4	$240.4	$173.3

As at March 31, 2018, the Company is in compliance with all of its financial covenants.

NOTE 13 – GOVERNMENT PARTICIPATION

The Company has agreements with various governments whereby the latter contribute a portion of the cost, based on expenditures incurred by the Company, of certain R&D programs for modeling, simulation and training services technology.

During fiscal 2014, the Company announced Project Innovate, an R&D program extending over five and a half years. The goal of Project Innovate is to expand the Company’s modeling and simulation technologies, develop new ones and continue to differentiate its service offering. Concurrently, the Government of Canada agreed to participate in Project Innovate through a repayable loan of up to $250 million made through the Strategic Aerospace and Defence Initiative (SADI).

During fiscal 2016, the Company amended and extended its Project New Core Markets, an R&D program, for an additional four years. The aim is to leverage the Company’s modeling, simulation and training services expertise in healthcare. The Quebec government, through Investissement Québec, agreed to participate up to $70 million in contributions related to costs incurred before the end of fiscal 2020.

During fiscal 2017, the Company announced its participation in project SimÉco 4.0, an R&D project under the SA2GE program. The aim of this project is the development of new products or processes which will further contribute to greenhouse gas emissions reductions. The government of Quebec, through the Ministry of Economy, Science and Innovation, and SA2GE have committed to contribute amounts up to 50% of eligible costs incurred by the Company to fiscal 2020.

See Notes 1 and 12 for explanations of the royalty obligations and debt.

Notes to the Consolidated Financial Statements

The following table provides aggregate information regarding net contributions recognized and amounts not yet received for the projects New Core Markets, Innovate and SimÉco 4.0:
	2018	2017
Net outstanding contribution receivable, beginning of year	$6.3	$7.7
Contributions	29.0	33.3
Payments received	(29.1)	(34.7)
Net outstanding contribution receivable, end of year	$6.2	$6.3

The aggregate contributions recognized for all programs are as follows:

	2018	2017
Contributions credited to capitalized expenditures:
Project New Core Markets	$1.9	$2.3
Project Innovate	2.8	4.1
Project SimÉco 4.0	1.8	1.1
Contributions credited to income:
Project New Core Markets	2.2	2.4
Project Innovate	16.8	23.2
Project SimÉco 4.0	3.5	0.2
Total contributions:
Project New Core Markets	$4.1	$4.7
Project Innovate	19.6	27.3
Project SimÉco 4.0	5.3	1.3

There are no unfulfilled conditions or unfulfilled contingencies attached to these government contributions.

NOTE 14 – EMPLOYEE BENEFITS OBLIGATIONS

Defined benefit plans

The Company has three registered funded defined benefit pension plans in Canada (two for employees and one for designated executives) that provide benefits based on length of service and final average earnings. The Company also maintains funded pension plans for employees in the Netherlands and United Kingdom that provide benefits based on similar provisions.

The Company’s annual contributions, to fund both benefits accruing in the year and deficits accumulated over prior years, and the plans’ financial position are determined based on actuarial valuations. Applicable pension legislations prescribe minimum funding requirements.

In addition, the Company maintains unfunded plans in Canada, Germany and Norway that provide defined benefits based on length of service and final average earnings. These unfunded plans are the sole obligation of the Company, and there is no requirement to fund them. However, the Company is obligated to pay the benefits when they become due. As at March 31, 2018, the unfunded defined benefit pension obligations are $85.8 million (2017 – $79.1 million) and the Company has issued letters of credit totalling $60.3 million (2017 – $59.1 million) to collateralize the obligations under the Canadian plan.

The funded plans are trustee administered funds. Plan assets held in trusts are governed by local regulations and practices in each country, as is the nature of the relationship between the Company and the trustees and their composition. Responsibility for governance of the plans, including investment decisions and contribution schedules, lies jointly with the Company and the board of trustees.

The employee benefits obligations are as follows:

	2018	2017
Funded defined benefit pension obligations	$612.0	$541.3
Fair value of plan assets	497.2	462.7
Funded defined benefit pension obligations – net	$114.8	$78.6
Unfunded defined benefit pension obligations	85.8	79.1
Employee benefits obligations	$200.6	$157.7

CAE Financial report 2018 |

Notes to the Consolidated Financial Statements

The changes in the funded defined benefit pension obligations and the fair value of plan assets are as follows:
			2018			2017
Canadian		Foreign	Total	Canadian	Foreign	Total
Pension obligations, beginning of year	$487.4	$53.9	$541.3	$468.9	$52.3	$521.2
Current service cost	22.3	1.5	23.8	22.0	1.2	23.2
Interest cost	16.7	1.2	17.9	16.5	1.3	17.8
Actuarial loss (gain) arising from:
Experience adjustments	0.3	0.2	0.5	1.4	0.3	1.7
Economic assumptions	27.1	3.0	30.1	13.5	1.8	15.3
Demographic assumptions	4.8	—	4.8	(19.1)	0.5	(18.6)
Employee contributions	6.0	0.2	6.2	5.7	0.2	5.9
Pension benefits paid	(17.8)	(1.2)	(19.0)	(21.5)	(1.1)	(22.6)
Exchange differences	—	6.4	6.4	—	(2.6)	(2.6)
Pension obligations, end of year	$546.8	$65.2	$612.0	$487.4	$53.9	$541.3
Fair value of plan assets, beginning of year	$415.9	$46.8	$462.7	$382.9	$46.9	$429.8
Interest income	14.1	1.1	15.2	13.6	1.1	14.7
Return on plan assets, excluding amounts
included in interest income	3.8	2.9	6.7	19.1	0.3	19.4
Employer contributions	20.1	1.1	21.2	17.2	1.7	18.9
Employee contributions	6.0	0.2	6.2	5.7	0.2	5.9
Pension benefits paid	(17.8)	(1.2)	(19.0)	(21.5)	(1.1)	(22.6)
Administrative costs	(1.2)	(0.2)	(1.4)	(1.1)	(0.1)	(1.2)
Exchange differences	—	5.6	5.6	—	(2.2)	(2.2)
Fair value of plan assets, end of year	$440.9	$56.3	$497.2	$415.9	$46.8	$462.7

The changes in the unfunded defined benefit pension obligations are as follows:

			2018			2017
Canadian		Foreign	Total	Canadian	Foreign	Total
Pension obligations, beginning of year	$66.2	$12.9	$79.1	$62.9	$13.7	$76.6
Current service cost	2.3	—	2.3	2.2	—	2.2
Interest cost	2.0	0.2	2.2	1.9	0.2	2.1
Past service cost, settlements
and curtailments	—	—	—	—	0.1	0.1
Actuarial loss (gain) arising from:
Experience adjustments	0.3	0.1	0.4	1.1	—	1.1
Economic assumptions	3.8	(0.3)	3.5	1.0	0.3	1.3
Demographic assumptions	0.4	—	0.4	—	—	—
Pension benefits paid	(2.8)	(0.8)	(3.6)	(2.9)	(0.7)	(3.6)
Exchange differences	—	1.5	1.5	—	(0.7)	(0.7)
Pension obligations, end of year	$72.2	$13.6	$85.8	$66.2	$12.9	$79.1

The net pension cost is as follows:

			2018			2017
Canadian		Foreign	Total	Canadian	Foreign	Total
Funded plans
Current service cost	$22.3	$1.5	$23.8	$22.0	$1.2	$23.2
Interest cost	16.7	1.2	17.9	16.5	1.3	17.8
Interest income	(14.1)	(1.1)	(15.2)	(13.6)	(1.1)	(14.7)
Administrative cost	1.2	0.2	1.4	1.1	0.1	1.2
Net pension cost	$26.1	$1.8	$27.9	$26.0	$1.5	$27.5
Unfunded plans
Current service cost	$2.3	$—	$2.3	$2.2	$—	$2.2
Interest cost	2.0	0.2	2.2	1.9	0.2	2.1
Past service cost, settlements
and curtailments	—	—	—	—	0.1	0.1
Net pension cost	$4.3	$0.2	$4.5	$4.1	$0.3	$4.4
Total net pension cost	$30.4	$2.0	$32.4	$30.1	$1.8	$31.9

Notes to the Consolidated Financial Statements

For the year ended March 31, 2018, pension costs of $15.6 million (2017 – $12.5 million) have been charged in cost of sales, $5.9 million (2017 – $4.9 million) in research and development expenses, $4.7 million (2017 – $8.2 million) in selling, general and administrative expenses, $4.9 million (2017 – $5.2 million) in finance expense and $1.3 million (2017 – $1.1 million) were capitalized.

 The fair value of the plan assets, by major categories, are as follows:

(amounts in millions)			2018			2017
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Canadian plans
Equity funds
Canadian	$—	$52.2	$52.2	$—	$110.0	$110.0
Foreign	—	191.8	191.8	—	122.3	122.3
Bond funds
Government	—	100.1	100.1	—	116.4	116.4
Corporate	—	66.4	66.4	—	34.6	34.6
Cash and cash equivalents	—	4.4	4.4	—	—	—
Other	—	26.0	26.0	—	32.6	32.6
Total Canadian plans	$—	$440.9	$440.9	$—	$415.9	$415.9
Foreign plans
Insured annuities	$—	$50.1	$50.1	$—	$41.3	$41.3
Equity instruments	2.6	—	2.6	2.4	—	2.4
Debt instruments
Corporate	3.1	—	3.1	1.5	—	1.5
Other	—	—	—	1.2	—	1.2
Other	—	0.5	0.5	—	0.4	0.4
Total Foreign plans	$5.7	$50.6	$56.3	$5.1	$41.7	$46.8
Total plans	$5.7	$491.5	$497.2	$5.1	$457.6	$462.7

As at March 31, 2018 and March 31, 2017, there were no ordinary shares of the Company in the pension plan assets.

Significant assumptions (weighted average):

		Canadian		Foreign
	2018	2017	2018	2017
Pension obligations as at March 31:
Discount rate	3.48%	3.78%	1.88%	2.05%
Compensation rate increases	3.66%	3.50%	2.86%	2.82%
Net pension cost for years ended March 31:
Discount rate	3.78%	3.96%	2.05%	2.26%
Compensation rate increases	3.50%	3.50%	2.82%	2.86%

Assumptions regarding future mortality are based on actuarial advice in accordance with published statistics and mortality tables and experience in each territory. The mortality tables and the average life expectancy in years for a member age 45 and 65 are as follows:

As at March 31, 2018		Life expectancy over 65 for a member
(in years)			Male		Female
Country	Mortality table	at age 45	at age 65	at age 45	at age 65
Canada	CPM private tables MI 2017 (employees)	23.0	21.5	25.4	24.0
Canada	CPM private tables MI 2017 (designated executives)	24.6	23.1	26.1	24.8
Canada	CPM private tables MI 2017 (CMAT)	23.3	21.9	25.7	24.4
Netherlands	AG2016	23.9	21.7	26.3	23.9
Germany	Heubeck RT2005G	21.9	19.3	25.8	23.3
Norway	K2013	23.1	22.2	26.8	25.5
United Kingdom	S1PA	24.4	22.6	26.9	25.0

CAE Financial report 2018 |

Notes to the Consolidated Financial Statements

As at March 31, 2017		Life expectancy over 65 for a member
(in years)			Male		Female
Country	Mortality table	at age 45	at age 65	at age 45	at age 65
Canada	CPM private tables (employees)	22.4	21.3	24.7	23.7
Canada	CPM private tables (designated executives)	23.9	22.9	25.4	24.4
Canada	CPM private tables (CMAT)	22.7	21.6	25.0	24.0
Netherlands	AG2016	23.8	21.5	26.2	23.8
Germany	Heubeck RT2005G	21.8	19.3	25.7	23.2
Norway	K2013	22.8	22.1	26.5	25.4
United Kingdom	S1PA	24.3	22.6	26.8	24.9

The weighted average duration of the defined benefit obligation is 19.15 years.

The following table summarizes the impact on the defined benefit obligation as a result of a 0.25% change in the significant assumptions as at March 31, 2018:

		Funded plans	Unfunded plans
Canadian		Foreign	Canadian	Foreign	Total
Discount rate:
Increase	$(24.9)	$(3.2)	$(2.4)	$(0.4)	$(30.9)
Decrease	26.7	3.5	2.6	0.4	33.2
Compensation rate:
Increase	7.1	0.2	0.5	—	7.8
Decrease	(6.7)	(0.2)	(0.5)	—	(7.4)

Through its defined benefit plans, the Company is exposed to a number of risks, the most significant being the exposure to asset volatility, to changes in bond yields and to changes in life expectancy. The plan liabilities are calculated using a discount rate set with reference to corporate bond yields, if plan assets underperform against this yield, this will create a deficit. A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings. The plans’ obligations are to provide benefits for the duration of the life of its members, therefore, increases in life expectancy will result in an increase in the plans’ liabilities.

Contributions reflect actuarial assumptions of future investment returns, salary projections and future service benefits. The expected employer contributions and expected benefits paid for the next fiscal year are as follows:

	Canadian	Foreign	Total
Funded plans - Expected contributions in fiscal 2019	$18.6	$1.8	$20.4
Unfunded plans - Expected benefits paid in fiscal 2019	$2.6	$0.7	$3.3

 NOTE 15 – DEFERRED GAINS AND OTHER NON-CURRENT LIABILITIES

	2018	2017
Deferred gains on sale and leasebacks (1)	$19.6	$23.1
Deferred revenue	99.7	116.9
Share-based compensation obligations (Note 23)	75.4	62.5
Contingent consideration arising on business combinations	11.0	—
Interest payable	9.5	5.1
Purchase options	6.2	1.6
Other	8.5	8.6
	$229.9	$217.8

(1) The related amortization for the year amounted to $3.7 million (2017 – $3.7 million).

Notes to the Consolidated Financial Statements

NOTE 16 – INCOME TAXES

Income tax expense

A reconciliation of income taxes at Canadian statutory rates with the reported income taxes is as follows:

	2018	2017
Earnings before income taxes	$384.8	$292.3
Canadian statutory income tax rates	26.85%	26.95%
Income taxes at Canadian statutory rates	$103.3	$78.8
Difference between Canadian and Foreign statutory rates	(14.3)	(10.6)
Unrecognized tax benefits	3.1	10.3
Tax benefit of operating losses not previously recognized	(8.4)	(7.7)
Non-taxable capital gain	(2.0)	(1.3)
Tax impact on equity accounted investees	(10.4)	(12.3)
Non-deductible items	4.6	0.7
Prior years' tax adjustments and assessments	4.4	(13.0)
Impact of change in income tax rates on deferred income taxes	(32.8)	0.4
Non-taxable research and development tax credits	(1.2)	(0.6)
Gain resulting from the remeasurement to fair value of the previously held interest in AACE	(6.9)	—
Other tax benefits not previously recognized	(10.3)	(9.5)
Income tax expense	$29.1	$35.2

The applicable statutory tax rate is 26.85% in fiscal 2018 (2017 – 26.95%). The Company's applicable tax rate is the Canadian combined rates applicable in the jurisdictions in which the Company operates. The decrease is due to a change in the jurisdictions it operates.

The US tax reform introduces other important changes to US corporate income tax laws that may significantly affect CAE in future years.  Under the Tax Cuts and Jobs Act, which was enacted on December 22, 2017, the U.S. statutory federal income tax rate was reduced to 21% from the previous rate of 35%. The impact of the change in tax rate resulted in a reduction of $33.1 million of the net deferred tax liability position at the time of enactment.

Significant components of the provision for the income tax expense are as follows:

	2018	2017
Current income tax expense (recovery):
Current period	$53.8	$21.0
Adjustment for prior years	11.0	(12.2)
Deferred income tax (recovery) expense:
Tax benefit not previously recognized used to reduce the deferred tax expense	(18.7)	(17.2)
Impact of change in income tax rates on deferred income taxes	(32.8)	0.4
Origination and reversal of temporary differences	15.8	43.2
Income tax expense	$29.1	$35.2

Income tax recognized in OCI

During fiscal 2018, a deferred tax recovery of $11.7 million (2017 – deferred tax expense of $7.7 million) and current income tax expense of $0.6 million (2017 – nil) was recorded in OCI.

CAE Financial report 2018 |

Notes to the Consolidated Financial Statements

Deferred tax assets and liabilities

Movements in temporary differences during fiscal year 2018 are as follows:

			Recognized in
				discontinued
				operation and
	Balance			transferred
beginning		Recognized	Recognized	from assets	Acquisition of	Exchange	Balance
	of year	in income	in OCI	held for sale	subsidiaries	differences	end of year
Non-capital loss carryforwards	$50.5	$(5.4)	$—	$—	$—	$0.6	$45.7
Intangible assets	(84.1)	12.5	—	—	(14.5)	(1.7)	(87.8)
Amounts not currently deductible	48.5	(6.4)	—	—	5.9	(0.4)	47.6
Deferred revenue	25.8	(6.1)	—	—	0.3	0.3	20.3
Tax benefit carryover	6.0	(2.8)	—	—	—	(0.1)	3.1
Unclaimed research and
development expenditures	20.2	17.2	—	—	—	—	37.4
Investment tax credits	(60.0)	(4.6)	—	—	—	—	(64.6)
Property, plant and equipment	(148.9)	33.1	—	—	4.5	6.7	(104.6)
Unrealized (gains) losses
on foreign exchange	(16.0)	1.0	1.3	—	(0.1)	(0.1)	(13.9)
Financial instruments	(3.0)	1.3	1.5	—	—	(0.1)	(0.3)
Government participation	(27.4)	0.1	—	—	—	—	(27.3)
Employee benefit plans	39.6	3.1	8.9	—	—	—	51.6
Percentage-of-completion versus
completed contract	(45.4)	(7.1)	—	—	—	(0.1)	(52.6)
Other	(1.6)	(0.2)	—	—	—	—	(1.8)
Net deferred income tax (liabilities) assets	$(195.8)	$35.7	$11.7	$—	$(3.9)	$5.1	$(147.2)

 Movements in temporary differences during fiscal year 2017 are as follows:

			Recognized in
				discontinued
				operation and
	Balance			transferred
beginning		Recognized	Recognized	from assets	Acquisition of	Exchange	Balance
	of year	in income	in OCI	held for sale	subsidiaries	differences	end of year
Non-capital loss carryforwards	$49.4	$0.6	$—	$0.4	$—	$0.1	$50.5
Intangible assets	(74.1)	(3.0)	—	—	(7.1)	0.1	(84.1)
Amounts not currently deductible	34.3	14.0	—	—	—	0.2	48.5
Deferred revenue	25.4	(10.2)	—	—	10.5	0.1	25.8
Tax benefit carryover	5.7	0.2	—	—	—	0.1	6.0
Unclaimed research and
development expenditures	24.1	(3.9)	—	—	—	—	20.2
Investment tax credits	(56.7)	(3.3)	—	—	—	—	(60.0)
Property, plant and equipment	(131.6)	(17.5)	—	—	3.3	(3.1)	(148.9)
Unrealized gains
on foreign exchange	(16.1)	(1.3)	1.5	—	—	(0.1)	(16.0)
Financial instruments	(1.0)	2.1	(4.1)	—	—	—	(3.0)
Government participation	(24.9)	(2.5)	—	—	—	—	(27.4)
Employee benefit plans	41.7	3.1	(5.1)	—	—	(0.1)	39.6
Percentage-of-completion versus
completed contract	(40.6)	(5.0)	—	—	—	0.2	(45.4)
Other	(1.9)	0.3	—	—	—	—	(1.6)
Net deferred income tax (liabilities) assets	$(166.3)	$(26.4)	$(7.7)	$0.4	$6.7	$(2.5)	$(195.8)

As at March 31, 2018, taxable temporary differences of $2,113.6 million (2017 – $1,990.4 million) related to investments in operations, including subsidiaries and interests in joint ventures has not been recognized, because the Company controls whether the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.

Notes to the Consolidated Financial Statements

The non-capital losses incurred in various jurisdictions expire as follows:
Expiry date	Unrecognized	Recognized
2019	$1.8	$0.2
2020	2.4	4.5
2021	0.5	3.8
2022	1.1	—
2023	6.2	—
2024	4.9	—
2025 - 2038	45.4	41.5
No expiry date	67.1	144.6
	$129.4	$194.6

As at March 31, 2018, the Company has $243.5 million (2017 – $292.6 million) of deductible temporary differences for which deferred tax assets have not been recognized. These amounts will reverse during a period of up to 30 years. The Company also has $0.9 million (2017 – $0.9 million) of accumulated capital losses carried forward for which deferred tax assets have not been recognized. These capital losses can be carried forward indefinitely.

NOTE 17 – SHARE CAPITAL, EARNINGS PER SHARE AND DIVIDENDS

Share capital

Authorized shares

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, issuable in series.

The preferred shares may be issued with rights and conditions to be determined by the Board of Directors, prior to their issue. To date, the Company has not issued any preferred shares.

Repurchase and cancellation of common shares

On February 9, 2018, the Company announced the renewal of the normal course issuer bid (NCIB) to purchase up to 5,349,804 of its common shares. The NCIB began on February 23, 2018 and will end on February 22, 2019 or on such earlier date when the Company completes its purchases or elects to terminate the NCIB. These purchases will be made on the open market plus brokerage fees through the facilities of the TSX and/or alternative trading systems at the prevailing market price at the time of the transaction, in accordance with the TSX’s applicable policies. All common shares purchased pursuant to the NCIB will be cancelled.

In fiscal 2018, the Company repurchased and cancelled a total of 2,081,200 common shares under the previous and current NCIB (2017 – 2,490,900), at a weighted average price of $21.53 per common share (2017 – $16.73), for a total consideration of $44.8 million (2017 – $41.7 million). An excess of $39.9 million (2017 – $36.1 million) of the shares’ repurchase value over their carrying amount was charged to retained earnings as share repurchase premiums. Included in the above amount were 600,000 common shares that were repurchased under a private agreement with a third-party seller at a discount to the prevailing market price of the Company's common shares at the time of purchase.

Issued shares

A reconciliation of the issued and outstanding common shares of the Company is presented in the consolidated statement of changes in equity. As at March 31, 2018, the number of shares issued and that are fully paid amount to 267,738,530 (2017 – 268,397,224).

Earnings per share computation

The denominators for the basic and diluted earnings per share computations are as follows:

	2018	2017
Weighted average number of common shares outstanding	268,235,077	268,693,589
Effect of dilutive stock options	1,219,713	903,690
Weighted average number of common shares outstanding for diluted earnings per share calculation	269,454,790	269,597,279

As at March 31, 2018, options to acquire 1,941,200 common shares (2017 – 46,700) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect.

Dividends

The dividends declared for fiscal 2018 were $93.9 million or $0.35 per share (2017 – $84.6 million or $0.315 per share).

CAE Financial report 2018 |

Notes to the Consolidated Financial Statements

NOTE 18 – ACCUMULATED OTHER COMPREHENSIVE INCOME

							Share in the other
					Net changes in		comprehensive
	Foreign currency		Net changes in		available-for-sale		income of equity
	translation		cash flow hedges		financial instruments		accounted investees			Total
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Balances, beginning of year	$148.6	$180.0	$(4.3)	$(15.6)	$0.5	$0.7	$48.9	$55.6	$193.7	$220.7
OCI	81.7	(31.4)	(0.5)	11.3	0.1	(0.2)	(12.7)	(6.7)	68.6	(27.0)
Balances, end of year	$230.3	$148.6	$(4.8)	$(4.3)	$0.6	$0.5	$36.2	$48.9	$262.3	$193.7

NOTE 19 – EMPLOYEE COMPENSATION

The total employee compensation expense recognized in the determination of net income is as follows:

(amounts in millions)	2018	2017
Salaries and other short-term employee benefits	$908.2	$838.4
Share-based payments, net of equity swap (Note 23)	46.9	40.4
Post-employment benefits – defined benefit plans (Note 14)	31.1	30.8
Post-employment benefits – defined contribution plans	12.8	12.4
Termination benefits	5.6	11.2
Total employee compensation expense(1)	$1,004.6	$933.2

(1) Certain members of key management may have employment agreements with clauses for payment in case of termination without cause and payment in case of termination of employment following a change in control. All such employment agreements are for an indeterminate term.

NOTE 20 – IMPAIRMENT OF NON-FINANCIAL ASSETS

The carrying amount of goodwill allocated to the Company's CGUs per operating segment is as follows:

Civil Aviation		Defence
Training Solutions		and Security	Healthcare	Total
Net book value at March 31, 2016	$197.6	$216.9	$142.1	$556.6
Acquisition of subsidiaries	3.3	1.6	—	4.9
Exchange differences	(6.9)	2.0	3.4	(1.5)
Net book value at March 31, 2017	$194.0	$220.5	$145.5	$560.0
Acquisition of subsidiaries (Note 3)	57.6	—	—	57.6
Disposal and remeasurement of interest in investment (Note 21)	(10.9)	—	—	(10.9)
Exchange differences	26.1	(3.0)	(4.3)	18.8
Net book value at March 31, 2018	$266.8	$217.5	$141.2	$625.5

Goodwill is allocated to CGUs or a group of CGUs, which generally corresponds to the Company’s operating segments or one level below.

The Company performed the annual impairment review for goodwill during fiscal 2018 and the estimated recoverable exceeded the carrying amounts of the CGUs. As a result, there was no impairment identified during the year.

The Company determined the recoverable amount of the Civil Aviation Training Solutions, Defense and Security and Healthcare CGU's based on value-in-use calculations.The value-in-use is calculated using estimated cash flows derived from the Company's five year strategic plan approved by the Board of Directors. Cash flows subsequent to the five-year period were extrapolated using a constant growth rate of 2% to 3%. The post-tax discount rates used to calculate the recoverable amounts reflect each CGUs’ specific risks and range from 6.5% to 9%.

Notes to the Consolidated Financial Statements

NOTE 21 – OTHER GAINS – NET

	2018	2017
Disposal of property, plant and equipment	$9.7	$7.7
Net foreign exchange gains	2.5	0.1
Net loss on litigation	—	(1.1)
Disposal of interest in investment	14.3	—
Remeasurement of investment, net of reorganization and others costs	12.2	—
Other	(1.3)	6.0
Other gains – net	$37.4	$12.7

Disposal of interest in investment

During the second quarter of fiscal 2018, the Company disposed of its 49% interest in Zhuhai Xiang Yi Aviation Technology Company Limited, an equity accounted investee, for a net cash proceeds of $114.0 million. Upon disposal of this investment, $6.3 million of goodwill was derecognized and an impairment of $7.0 million was recognized with respect to a related investment in an equity account investee. The Company realized a net gain on disposal of $14.3 million.

Remeasurement of investment and reorganization costs

During the third quarter, the Company’s interest in AACE increased from 50% to 100%, obtaining control of AACE (Note 3). Before the transaction, the Company’s 50% ownership interest in AACE was accounted for using the equity method. The remeasurement to fair value of the previously held interest in AACE generated a gain of $34.7 million. In addition, $4.6 million of goodwill was derecognized, costs of $8.5 million, including acquisition costs of $1.5 million and a write-down of assets for $9.4 million were incurred. Accordingly, the Company recognized a net gain upon remeasurement of $12.2 million. Also in the quarter, reorganization and other costs of $8.2 million were incurred resulting in a gain upon remeasurement net of overall costs incurred in the amount of $4.0 million.

NOTE 22 – FINANCE EXPENSE – NET

	2018	2017
Finance expense:
Long-term debt (other than finance leases)	$53.5	$53.7
Finance leases	9.0	10.5
Royalty obligations	11.9	10.6
Employee benefits obligations (Note 14)	4.9	5.2
Financing cost amortization	1.4	1.5
Other	12.9	5.7
Borrowing costs capitalized (1)	(3.7)	(3.2)
Finance expense	$89.9	$84.0
Finance income:
Loans and finance lease contracts	$(9.9)	$(8.2)
Other	(3.8)	(3.4)
Finance income	$(13.7)	$(11.6)
Finance expense – net	$76.2	$72.4

(1) The average capitalization rate used during fiscal 2018 to determine the amount of borrowing costs eligible for capitalization was 4.33% (2017 – 4.37%).

CAE Financial report 2018 |

Notes to the Consolidated Financial Statements

NOTE 23 – SHARE-BASED PAYMENTS

The Company’s share-based payment plans consist of two categories: an equity-settled share-based payment plan comprised of the Employee Stock Option Plan (ESOP); and cash-settled share-based payments plans that include the Employee Stock Purchase Plan (ESPP), the Executive Deferred Share Unit (EDSU) plan, the Deferred Share Unit (DSU) plan, the Long-Term Incentive Time Based plans and the Long-Term Incentive Performance Based plans. The Long-Term Incentive – Deferred Share Unit (LTI-DSU) plan and the Long-Term Incentive – Time Based Restricted Share Unit (LTI-TB RSU) plan are time based plans while the Long-Term Incentive – Restricted Share Unit (LTI-RSU) plan and the Long-Term Incentive – Performance Share Unit (LTI-PSU) plan are performance based plans.

The effect of share-based payment arrangements in the consolidated income statement and in the consolidated statement of financial position are as follows as at, and for the years ended March 31:

		Compensation	Recognized in the consolidated
		cost	statement of financial position
	2018	2017	2018	2017
Cash-settled share-based compensation:
ESPP	$7.4	$6.8	$—	$—
DSU	5.4	5.5	(16.2)	(14.1)
LTI-DSU	4.8	7.2	(27.1)	(23.9)
LTI-TB RSU	5.2	4.5	(10.0)	(8.1)
LTI-PSU	27.6	23.5	(40.7)	(31.1)
Total cash-settled share-based compensation	$50.4	$47.5	$(94.0)	$(77.2)
Equity-settled share-based compensation:
ESOP	$4.9	$3.7	$(21.3)	$(19.4)
Total equity-settled share-based compensation	$4.9	$3.7	$(21.3)	$(19.4)
Total share-based compensation cost	$55.3	$51.2	$(115.3)	$(96.6)

For the year ended March 31, 2018, share-based compensation costs of $0.4 million (2017 – $0.3 million) were capitalized.

The Company entered into equity swap agreements with four major Canadian financial institutions in order to reduce its earnings exposure related to the fluctuation in the Company’s share price relating to the DSU and Long-Term Incentive Time Based plans (see Note 28 and Note 29). The recovery recognized in fiscal 2018 amounts to $8.0 million (2017 – $10.5 million).

The share-based payment plans are described below. There have been no plan cancellations during fiscal 2018 and fiscal 2017.

Employee Stock Option Plan

Under the Company’s long-term incentive program, options may be granted to key employees to purchase common shares of the Company at a subscription price of 100% of the market value at the date of the grant. Market value is determined as the weighted average price of the common shares on the Toronto Stock Exchange (TSX) of the five days of trading prior to the effective date of the grant.

As at March 31, 2018, a total of 14,677,714 common shares (2017 – 15,924,289) remained authorized for issuance under the Employee Stock Option Plan (ESOP). The options are exercisable during a period not to exceed seven years (six years for options issued before March 31, 2011), and are not exercisable during the first 12 months after the date of the grant. The right to exercise all of the options vests over a period of four years of continuous employment from the grant date. Upon termination of employment at retirement, unvested options continue to vest following the retiree’s retirement date, subject to the four year vesting period. However, if there is a change of control of the Company, the options outstanding become immediately exercisable by option holders. Options are adjusted proportionately for any stock dividends or stock splits attributed to the common shares of the Company.

Outstanding options are as follows:

		2018		2017
		Weighted		Weighted
	Number	average exercise	Number	average exercise
	of options	price (CAD$)	of options	price (CAD$)
Options outstanding, beginning of year	5,541,625	$14.51	4,834,725	$13.30
Granted	2,044,900	22.15	2,073,600	16.19
Exercised	(1,246,575)	12.58	(1,029,725)	12.25
Forfeited	(184,425)	18.52	(336,975)	14.50
Options outstanding, end of year	6,155,525	$17.31	5,541,625	$14.51
Options exercisable, end of year	1,744,125	$14.12	1,483,450	$12.57

Notes to the Consolidated Financial Statements

Summarized information about the Company's ESOP as at March 31, 2018 is as follows:

		Options Outstanding			Options Exercisable
Range of	Number of	Weighted	Weighted	Number of	Weighted
exercise prices	options	average remaining	average exercise	options	average exercise
(CAD$)	outstanding	contractual life (years)	price (CAD$)	exercisable	price (CAD$)
$9.60 to $11.02	415,900	1.87	$10.76	415,900	$10.76
$12.65 to $14.66	813,625	3.06	14.60	529,525	14.58
$15.00 to $16.15	2,947,000	4.78	15.74	798,700	15.58
$20.86 to $22.26	1,979,000	6.20	22.15	—	—
Total	6,155,525	4.81	$17.31	1,744,125	$14.12

The weighted average market share price for share options exercised in 2018 was $22.15 (2017 – $17.14).

For the year ended March 31, 2018, compensation cost for CAE’s stock options of $4.9 million (2017 – $3.7 million) was recognized with a corresponding credit to contributed surplus using the fair value method of accounting for awards that were granted since fiscal 2012.

The assumptions used for the purpose of the option calculations outlined in this note are presented below:

	2018	2017
Weighted average assumptions used in the Black-Scholes options pricing model:
Weighted average share price	$22.14	$16.43
Exercise price	$22.15	$16.19
Dividend yield	1.45%	1.83%
Expected volatility	18.39%	19.65%
Risk-free interest rate	0.86%	0.75%
Expected option term	4 years	4 years
Weighted average fair value option granted	$2.75	$2.20

Expected volatility is estimated by considering historical average share price volatility over the option's expected term.

Employee Stock Purchase Plan

The Company maintains an Employee Stock Purchase Plan (ESPP) to enable employees of the Company and its participating subsidiaries to acquire CAE common shares through regular payroll deductions or a lump-sum payment plus employer contributions. The Company and its participating subsidiaries contribute $1 for every $2 of employee contributions, up to a maximum of 3% of the employee’s base salary.

Deferred Share Unit Plans

In fiscal 2017, CAE adopted an Executive Deferred Share Unit (EDSU) plan. The purpose of the plan is to attract and retain talented individuals to serve as officers and executives of the Company and to promote a greater alignment of interests between the executives and shareholders of CAE. Under this plan, Canadian and U.S.-based executives can elect to defer a portion or entire short-term incentive payment to the EDSU plan on an annual basis. Such deferred short-term incentive amount is converted to EDSUs based on the volume weighted average price of the common shares on the TSX during the last five trading days prior to the date on which such incentive compensation becomes payable to the executive. The EDSU is equal in value to one common share of CAE. The units also accrue dividend equivalents payable in additional units in an amount equal to dividends paid on CAE common shares. EDSUs mature upon termination of employment, whereupon holders are entitled to receive a lump sum cash payment equal to the number of EDSUs credited to their account as of that date multiplied the volume weighted average price of the common shares on the TSX during the last five trading days prior to the settlement date.

The Company also maintains a Deferred Share Unit (DSU) plan for executives, under which units are no longer granted, whereby an executive elected to receive cash incentive compensation in the form of deferred share units. A DSU is equal in value to one common share of the Company. The units were issued on the basis of the average closing board lot sale price per share of CAE common shares on the TSX during the last 10 days on which such shares traded prior to the date of issue. The units also accrue dividend equivalents payable in additional units in an amount equal to dividends paid on CAE common shares. DSUs mature upon termination of employment, whereupon an executive is entitled to receive a cash payment equal to the fair market value, determined as the average closing board lot sale price per share of CAE common shares on the TSX during the last 10 days on which such shares traded prior to the settlement date, of the equivalent number of common shares, net of withholdings.

CAE Financial report 2018 |

Notes to the Consolidated Financial Statements

The Company also maintains a DSU plan for non-employee directors. A non-employee director holding less than the minimum required holdings of common shares of the Company receives the Board retainer and attendance fees in the form of deferred share units. Minimum required holdings means no less than the number of common shares or deferred share units equivalent in fair market value to three times the annual retainer fee payable to a director for service on the Board. A non-employee director holding no less than the minimum required holdings of common shares may elect to participate in the plan in respect of half or all of his or her retainer and part or all of his or her attendance fees. The terms of the plan are identical to the executive DSU plan except that units are issued on the basis of the closing board lot sale price per share of CAE common shares on the TSX during the last day on which the common shares traded prior to the date of issue.

The Company records the cost of the DSU plans as a compensation expense and accrues its non-current liability in deferred gains and other non-current liabilities.

DSUs outstanding are as follows:

	2018	2017
DSUs outstanding, beginning of year	691,698	701,205
Units granted	99,632	86,599
Units redeemed	(143,560)	(107,524)
Dividends paid in units	27,327	11,418
DSUs outstanding, end of year	675,097	691,698
DSUs vested, end of the year	675,097	691,698

Long-Term Incentive Time Based Plans

The Company maintains two Long-Term Incentive Time Based plans. The plans are intended for executives and senior management to promote a greater alignment of interests between executives and shareholders of the Company. A unit under these plans is equal in value to one common share at a specific date. One of these plans is no longer granted.

Long-Term Incentive – Deferred Share Unit Plan (LTI-DSU)

The LTI-DSUs are entitled to dividend equivalents payable in additional units in an amount equal to dividends paid on CAE common shares. Eligible participants are entitled to receive a cash payment equivalent to the fair market value of the number of vested LTI-DSUs held upon any termination of employment. Upon termination of employment at retirement, unvested units continue to vest until November 30 of the year following the retirement date. For participants subject to section 409A of the United States Internal Revenue Code, vesting of unvested units takes place at the time of retirement. Effective fiscal 2015, this plan was replaced by the LTI-TB RSU plan.

The plan stipulates that granted units vest equally over five years and that following a change of control, all unvested units vest immediately.

Long-Term Incentive – Time Based Restricted Share Unit Plan (LTI-TB RSU)

The LTI-TB RSU plan under which units are currently granted. Eligible participants are entitled to receive a cash payment equivalent to the fair market value of the number of vested LTI-TB RSUs held at the end of the vesting period. For participants subject to loss of employment other than voluntarily or for cause, a portion of the unvested LTI-TB RSUs will vest by one third for each full year of employment completed during the period from the grant date to the date of termination. If termination of a participant is due to resignation or for cause, all unvested units are forfeited. Upon termination of employment at retirement, unvested grants continue to vest in accordance to their vesting date. For certain participants in the United States, vesting of unvested units takes place at the time of retirement.

LTI-TB RSUs granted pursuant to the plan vest after three years from their grant date and following a change of control, all unvested units vest immediately.

Long-Term Incentive Time Based units outstanding under all plans are as follows:

		LTI-DSU		LTI-TB RSU
	2018	2017	2018	2017
Units outstanding, beginning of year	1,193,723	1,342,075	551,210	385,880
Units granted	—	—	179,440	211,030
Units cancelled	(1,768)	(13,246)	(21,640)	(42,090)
Units redeemed	(74,783)	(156,072)	(155,087)	(3,610)
Dividends paid in units	17,569	20,966	—	—
Units outstanding, end of year	1,134,741	1,193,723	553,923	551,210
Units vested, end of year	1,128,464	1,177,529	420,247	400,183

Notes to the Consolidated Financial Statements

Long-Term Incentive Performance Based Plans

The Company maintains two Long-Term Incentive Performance Based plans, one of which is no longer granted. The plans are intended to enhance the Company’s ability to attract and retain talented individuals and also to promote a greater alignment of interest between eligible participants and the Company’s shareholders.

Long-Term Incentive – Restricted Share Unit Plan (LTI-RSU)

LTI-RSUs granted pursuant to this plan vest over three years from their grant date as follows:

(i)    One-sixth of the total number of granted units multiplied by a factor vests every year. The factor is calculated from the one-year Total Shareholder Return (TSR) relative performance of CAE’s share price versus that of the S&P A&D index for the period April 1 to March 31, immediately preceding each of the first, second, and third anniversary of the grant date, according to the following rule:

Annual TSR relative performance	Factor
First quartile (0 – 25 percentile)	—
Second quartile (26 – 50 percentile)	50% – 98%
Third quartile (51 – 75 percentile)	100% – 148%
Fourth quartile (76 – 100 percentile)	150%

(ii)    One-half of the total number of granted units multiplied by a factor vests in the final year. The factor is calculated from the three-year TSR relative performance of CAE’s share price versus that of the companies listed on the S&P A&D index for the period April 1, immediately preceding the grant date, to March 31, immediately preceding the third anniversary of the grant date, according to the same rule described in the table above.

Participants subject to loss of employment, other than voluntarily or for cause, are entitled to the units vested. Effective fiscal 2015 this plan was replaced by the LTI-PSU plan.

All award under the LTI-RSU plan were paid out and there are no awards outstanding.

Long-Term Incentive – Performance Share Unit Plan (LTI-PSU)

Eligible participants of the LTI-PSU are entitled to receive a cash payment equivalent to the fair market value of the number of vested LTI-PSUs held at the end of the vesting period multiplied by a factor which ranges from 0% to 200% based on the attainment of performance criteria set out pursuant to the plan. In relation to participants subject to loss of employment other than voluntarily or for cause, a portion of the unvested LTI-PSUs will vest by one third for each full year of employment completed during the period from the grant date to the date of termination for incentives issued in fiscal years 2016, and will vest by one-sixth after year one, one-third after year two and one-half after year three for incentives issued in fiscal 2017 and 2018 If termination of a participant is due to resignation or for cause, all unvested units are forfeited. Upon termination of employment at retirement, unvested grants continue to vest in accordance to their vesting date.

LTI-PSUs granted pursuant to the plan vest after three years from their grant date and following a change of control, all unvested units vest immediately.

Long-Term Incentive Performance Based units outstanding under all plans are as follows:

		LTI-RSU		LTI-PSU
	2018	2017	2018	2017
Units outstanding, beginning of year	—	378,920	1,308,063	934,500
Units granted	—	82,731	819,566	490,270
Units cancelled	—	(5,698)	(50,376)	(108,727)
Units redeemed	—	(455,953)	(846,537)	(7,980)
Units outstanding, end of year	—	—	1,230,716	1,308,063
Units vested, end of year	—	—	933,977	956,057

CAE Financial report 2018 |

Notes to the Consolidated Financial Statements

NOTE 24 – SUPPLEMENTARY CASH FLOWS INFORMATION

Changes in non-cash working capital are as follows:

	2018	2017
Cash provided by (used in) non-cash working capital:
Accounts receivable	$0.3	$(35.9)
Contracts in progress: assets	(58.5)	(3.7)
Inventories	2.2	(55.5)
Prepayments	19.7	1.2
Income taxes recoverable	(6.5)	4.4
Accounts payable and accrued liabilities	(58.2)	16.2
Provisions	(21.0)	(2.1)
Income taxes payable	11.1	(1.0)
Deferred revenue	99.0	79.2
Contracts in progress: liabilities	(31.2)	26.3
Changes in non-cash working capital	$(43.1)	$29.1

NOTE 25 – CONTINGENCIES

In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its consolidated financial position.

The Company is subject to audits from various government and regulatory agencies on an ongoing basis. As a result, from time to time, authorities may disagree with positions and conclusions taken by the Company in its filings.

During fiscal 2015, the Company received a reassessment from the Canada Revenue Agency challenging the Company’s characterization of the amounts received under the SADI program. No amount has been recognized in the Company’s financial statements, since the Company believes that there are strong grounds for defence and will vigorously defend its position. Such matters cannot be predicted with certainty, however, the Company believes that the resolution of these proceedings will not have a material adverse effect on its financial position.

NOTE 26 – COMMITMENTS

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2018	2017
No later than 1 year	$44.4	$55.3
Later than 1 year and no later than 5 years	118.9	125.6
Later than 5 years	76.7	82.0
	$240.0	$262.9

Rental expenses recognized in fiscal 2018 amounts to $68.2 million (2017 – $72.5 million).

Contractual purchase commitments

The total contractual purchase commitments are as follows:

	2018	2017
No later than 1 year	$132.0	$118.4
Later than 1 year and no later than 5 years	90.7	119.0
Later than 5 years	0.5	1.7
	$223.2	$239.1

CAE Financial report 2018 |

Notes to the Consolidated Financial Statements

NOTE 27 – CAPITAL RISK MANAGEMENT

The Company’s objectives when managing capital are threefold:

(i)    Optimize the Company’s cost of capital;

(ii)    Maintain the Company’s financial strength and credit quality;

(iii)   Provide the Company’s shareholders with an appropriate rate of return on their investment.

The Company manages its capital structure and makes corresponding adjustments based on changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new shares or debt, use cash to reduce debt or repurchase shares.

To accomplish its objectives stated above, the Company monitors its capital on the basis of the net debt to capital. This ratio is calculated as net debt divided by the sum of the net debt and total equity. Net debt is calculated as total debt, including the short-term portion (as presented in the consolidated statement of financial position and including non-recourse debt) less cash and cash equivalents. Total equity comprises share capital, contributed surplus, accumulated other comprehensive income, retained earnings and non-controlling interests.

The level of debt versus equity in the capital structure is monitored, and the ratios are as follows:

	2018	2017
Total debt (Note 12)	$1,260.9	$1,255.4
Less: cash and cash equivalents	(611.5)	(504.7)
Net debt	$649.4	$750.7
Equity	2,366.6	2,081.0
Total net debt plus equity	$3,016.0	$2,831.7
Net debt: equity	22:78	27:73

The Company has certain debt agreements which require the maintenance of a certain level of capital.

NOTE 28 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, the Company determines the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, the Company primarily uses external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate the Company’s best estimates of market participant assumptions. Counterparty credit risk and the Company’s own credit risk are taken into account in estimating the fair value of financial assets and financial liabilities.

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:

(i)      The fair value of cash and cash equivalents, accounts receivable, contracts in progress, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;

(ii)     The fair value of derivative instruments, which include forward contracts, swap agreements and embedded derivatives accounted for separately and is calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and forward foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. The fair value of derivative instruments reflect the estimated amounts that the Company would receive or pay to settle the contracts at the reporting date;

(iii)    The fair value of the available-for-sale investment, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;

(iv)   The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;

(v)    The fair value of long-term debts and non-current liabilities, including finance lease obligations and royalty obligations, are estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;

(vi)   The fair value of the contingent considerations arising on business combinations are based on the estimated amount and timing of projected cash flows, the probability of the achievement of the criteria on which the contingency is based and the risk-adjusted discount rate used to present value the probability-weighted cash flows.

Notes to the Consolidated Financial Statements

Fair value hierarchy

The fair value hierarchy reflects the significance of the inputs used in making the measurements and has the following levels:

Level 1:   Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:   Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices in markets that are not active) or indirectly (i.e. quoted prices for similar assets or liabilities);

Level 3:   Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

The carrying values and fair values of financial instruments, by class, are as follows at March 31, 2018 and 2017:

			2018		2017
	Level	Carrying Value	Fair value	Carrying Value	Fair value
		Total	Total	Total	Total
Financial assets (liabilities) carried at FVTPL(1)
Cash and cash equivalents	Level 1	$611.5	$611.5	$504.7	$504.7
Restricted cash	Level 1	31.8	31.8	26.0	26.0
Embedded foreign currency derivatives	Level 2	0.9	0.9	1.8	1.8
Equity swap agreements	Level 2	1.5	1.5	3.0	3.0
Forward foreign currency contracts	Level 2	(2.1)	(2.1)	(2.4)	(2.4)
Contingent consideration arising on business combinations	Level 3	(11.0)	(11.0)	(0.1)	(0.1)
Derivatives assets (liabilities) designated in a hedge relationship
Foreign currency swap agreements	Level 2	10.6	10.6	16.4	16.4
Forward foreign currency contracts	Level 2	(8.7)	(8.7)	0.8	0.8
Interest Rate Swap Agreements	Level 2	0.1	0.1	(0.4)	(0.4)
Financial assets classified as loans and receivables
Accounts receivable(2)	Level 2	532.5	532.5	526.4	526.4
Contracts in progress: assets	Level 2	401.6	401.6	337.5	337.5
Investment in finance leases	Level 2	93.8	101.4	95.0	109.8
Advances to a portfolio investment	Level 2	38.1	38.4	39.7	40.6
Other assets(3)	Level 2	30.8	30.8	32.9	32.9
Financial assets available-for-sale(4)	Level 3	1.5	1.5	1.4	1.4
Financial liabilities carried at amortized cost
Accounts payable and accrued liabilities(5)	Level 2	(588.4)	(588.4)	(615.0)	(615.0)
Total long-term debt(6)	Level 2	(1,262.9)	(1,322.8)	(1,258.2)	(1,340.3)
Other non-current liabilities(7)	Level 2	(156.5)	(177.4)	(146.5)	(169.0)
		$(274.9)	$(347.8)	$(437.0)	$(525.9)

(1) FVTPL: Fair value through profit and loss.

(2) Includes trade receivables, accrued receivables and certain other receivables.

(3) Includes non-current receivables and certain other non-current assets.

(4) Represent the Company's portfolio investment.

(5) Includes trade accounts payable, accrued liabilities, interest payable, certain payroll-related liabilities and current royalty obligations.

(6) The carrying value excludes transaction costs.

(7) Includes non-current royalty obligations and other non-current liabilities.

The Company did not elect to voluntarily designate any financial instruments at FVTPL; moreover, there have not been any changes to the classification of the financial instruments since inception.

Change in level 3 financial instruments are as follows:

2018
Balance, beginning of year	$1.3
Total realized and unrealized (losses) gain:
Included in income	(0.3)
Included in other comprehensive income	0.1
Issued and settled	(10.6)
Balance, end of year	$(9.5)

CAE Financial report 2018 |

Notes to the Consolidated Financial Statements

NOTE 29 – FINANCIAL RISK MANAGEMENT

Due to the nature of the activities that the Company carries out and as a result of holding financial instruments, the Company is exposed to credit risk, liquidity risk and market risk, including foreign currency risk and interest rate risk. The Company’s exposure to credit risk, liquidity risk and market risk is managed within risk management parameters documented in corporate policies. These risk management parameters remain unchanged since the previous period, unless otherwise indicated.

Credit risk

Credit risk is defined as the Company’s exposure to a financial loss if a debtor fails to meet its obligations in accordance with the terms and conditions of its arrangements with the Company. The Company is exposed to credit risk on its accounts receivable and certain other assets through its normal commercial activities. The Company is also exposed to credit risk through its normal treasury activities on its cash and cash equivalents and derivative financial assets. Credit risks arising from the Company’s normal commercial activities are managed in regards to customer credit risk.

The Company’s customers are mainly established companies, some of which have publicly available credit ratings, as well as government agencies, which facilitates risk assessment and monitoring. In addition, the Company typically receives substantial non-refundable advance payments for construction contracts. The Company closely monitors its exposure to major airline companies in order to mitigate its risk to the extent possible. Furthermore, the Company’s trade receivables are not concentrated with specific customers but are held with a wide range of commercial and government organizations. As well, the Company’s credit exposure is further reduced by the sale of certain of its accounts receivable to third-party financial institutions for cash consideration on a limited recourse basis (current financial assets program). The Company does not hold any collateral as security. The credit risk on cash and cash equivalents is mitigated by the fact that they are mainly in place with a diverse group of major North American and European financial institutions.

The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. The Company uses several measures to minimize this exposure. First, the Company enters into contracts with counterparties that are of high credit quality. The Company signed International Swaps & Derivatives Association, Inc. (ISDA) Master Agreements with the majority of counterparties with whom it trades derivative financial instruments. These agreements make it possible to offset when a contracting party defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. Also, collateral or other security to support derivative financial instruments subject to credit risk can be requested by the Company or its counterparties (or both parties, if need be) when the net balance of gains and losses on each transaction exceeds a threshold defined in the ISDA Master Agreement. Finally, the Company monitors the credit standing of counterparties on a regular basis to help minimize credit risk exposure.

The carrying amounts presented in Note 4 and Note 28 represent the maximum exposure to credit risk for each respective financial asset as at the relevant dates.

Liquidity risk

Liquidity risk is defined as the potential risk that the Company cannot meet its cash obligations as they become due.

The Company manages this risk by establishing cash forecasts, as well as long-term operating and strategic plans. The management of consolidated liquidity requires a regular monitoring of expected cash inflows and outflows which is achieved through a forecast of the Company’s consolidated liquidity position, for efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, growth requirements and capital expenditures, and the maturity profile of indebtedness, including off-balance sheet obligations. The Company manages its liquidity risk to maintain sufficient liquid financial resources to fund its operations and meet its commitments and obligations. In managing its liquidity risk, the Company has access to a revolving unsecured credit facility of US$550.0 million (2017 – US$ 550.0 million), with an option, subject to the lender’s consent, to increase to a total amount of up to US$850.0 million. As well, the Company has agreements to sell interests in certain of its accounts receivable for an amount of up to US$300.0 million (2017 – US$150.0 million) (current financial assets program). As at March 31, 2018, the Canadian dollar equivalent of $168.3 million (2017 – $141.6 million) of specific accounts receivable were sold to a financial institution pursuant to these agreements. Proceeds were net of $2.4 million in fees (2017 – $1.2 million). The Company also regularly monitors any financing opportunities to optimize its capital structure and maintain appropriate financial flexibility.

The following tables present a maturity analysis based on contractual maturity date, of the Company’s financial liabilities based on expected cash flows. Cash flows from derivatives presented either as derivative assets or liabilities have been included, as the Company manages its derivative contracts on a gross basis. The amounts are the contractual undiscounted cash flows. All amounts contractually denominated in foreign currency are presented in Canadian dollar equivalent amounts using the period-end spot rate except as otherwise stated:

Notes to the Consolidated Financial Statements

	Carrying	Contractual	0-12	13-24	25-36	37-48	49-60
As at March 31, 2018	Amount	Cash Flows	Months	Months	Months	Months	Months	Thereafter
Non-derivative financial
liabilities
Accounts payable
and accrued liabilities (1)	$588.4	$588.4	$588.4	$—	$—	$—	$—	$—
Total long-term debt (2)	1,262.9	1,643.5	88.3	262.1	91.6	212.2	75.8	913.5
Other non-current liabilities (3)	167.5	422.7	—	18.8	18.6	43.0	30.9	311.4
	$2,018.8	$2,654.6	$676.7	$280.9	$110.2	$255.2	$106.7	$1,224.9
Derivative financial
instruments
Forward foreign
currency contracts (4)	$10.8
Outflow		$1,351.4	$1,146.5	$162.0	$22.4	$12.8	$6.7	$1.0
Inflow		(1,339.0)	(1,136.7)	(160.2)	(22.1)	(12.5)	(6.4)	(1.1)
Swap derivatives on total
long-term debt (5)	(10.7)	(12.7)	(2.2)	(1.8)	(1.8)	(1.8)	(1.7)	(3.4)
Embedded foreign currency
derivatives (6)	(0.9)	(0.9)	(0.9)	—	—	—	—	—
Equity swap agreement	(1.5)	(1.5)	(1.5)	—	—	—	—	—
	$(2.3)	$(2.7)	$5.2	$—	$(1.5)	$(1.5)	$(1.4)	$(3.5)
	$2,016.5	$2,651.9	$681.9	$280.9	$108.7	$253.7	$105.3	$1,221.4

	Carrying	Contractual	0-12	13-24	25-36	37-48	49-60
As at March 31, 2017	Amount	Cash Flows	Months	Months	Months	Months	Months	Thereafter
Non-derivative financial
liabilities
Accounts payable and
accrued liabilities (1)	$615.0	$615.0	$615.0	$—	$—	$—	$—	$—
Total long-term debt (2)	1,258.2	1,683.1	99.3	79.8	258.2	85.7	215.4	944.7
Other non-current liabilities (3)	146.6	393.3	—	19.7	18.2	17.9	26.6	310.9
	$2,019.8	$2,691.4	$714.3	$99.5	$276.4	$103.6	$242.0	$1,255.6
Derivative financial
instruments
Forward foreign
currency contracts (4)	$1.6
Outflow		$1,380.4	$1,140.5	$167.1	$63.9	$8.2	$0.7	$—
Inflow		(1,375.8)	(1,139.3)	(165.7)	(62.2)	(8.1)	(0.5)	—
Swap derivatives on total
long-term debt (5)	(16.0)	(19.0)	(4.1)	(2.6)	(2.1)	(2.1)	(2.1)	(6.0)
Embedded foreign currency
derivatives (6)	(1.8)	(1.8)	(1.5)	(0.3)	—	—	—	—
Equity swap agreement	(3.0)	(3.0)	(3.0)	—	—	—	—	—
	$(19.2)	$(19.2)	$(7.4)	$(1.5)	$(0.4)	$(2.0)	$(1.9)	$(6.0)
	$2,000.6	$2,672.2	$706.9	$98.0	$276.0	$101.6	$240.1	$1,249.6

(1) Includes trade accounts payable, accrued liabilities, interest payable and certain payroll-related liabilities.

(2) Contractual cash flows include contractual interest and principal payments related to debt obligations and excludes transaction costs.

(3) Includes non-current royalty obligations and other non-current liabilities.

(4) Outflows and inflows are presented in CDN equivalent using the contractual forward foreign currency rate and include forward foreign currency contracts either presented as derivative liabilities or derivative assets.

(5) Includes interest rate swap and cross currency swap contracts either presented as derivative liabilities or derivative assets.

(6) Includes embedded foreign currency derivatives either presented as derivative liabilities or derivative assets.

Market risk

Market risk is defined as the Company’s exposure to a gain or a loss in the value of its financial instruments as a result of changes in market prices, whether those changes are caused by factors specific to the individual financial instruments or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is mainly exposed to foreign currency risk and interest rate risk.

Derivative instruments are utilized by the Company to manage market risk against the volatility in foreign exchange rates, interest rates and share-based payments in order to minimize their impact on the Company’s results and financial position. The Company’s policy is not to utilize any derivative financial instruments for trading or speculative purposes.

CAE Financial report 2018 |

Notes to the Consolidated Financial Statements

Foreign currency risk

Foreign currency risk is defined as the Company’s exposure to a gain or a loss in the value of its financial instruments as a result of fluctuations in foreign exchange rates. The Company is exposed to foreign exchange rate variability primarily in relation to certain sale commitments, expected purchase transactions and debt denominated in a foreign currency, as well as on the net investment from its foreign operations which have functional currencies other than the Canadian dollar (in particular the U.S. dollar (USD), Euro (€) and British pound (GBP or £). In addition, these operations have exposure to foreign exchange rates primarily through cash and cash equivalents and other working capital accounts denominated in currencies other than their functional currencies.

The Company mitigates foreign currency risks by having its foreign operations transact in their functional currency for material procurement, sale contracts and financing activities.

The Company uses forward foreign currency contracts and foreign currency swap agreements to manage the Company’s exposure from transactions in foreign currencies. These transactions include forecasted transactions and firm commitments denominated in foreign currencies.

The consolidated forward foreign currency contracts outstanding are as follows:

(amounts in millions, except average rate)			2018			2017
	Notional	(1)	Average	Notional	(1)	Average
Currencies (sold/bought)	Amount		Rate	Amount		Rate
USD/CDN
Less than 1 year	$572.2		0.79	$567.7		0.74
Between 1 and 3 years	131.6		0.78	158.5		0.77
Between 3 and 5 years	20.2		0.80	8.6		0.77
CDN/EUR
Less than 1 year	40.1		1.57	33.3		1.45
Between 1 and 3 years	—		—	15.2		1.45
EUR/CDN
Less than 1 year	125.6		0.65	79.7		0.69
Between 1 and 3 years	2.5		0.63	4.9		0.67
Between 3 and 5 years	0.2		0.59	—		—
GBP/CDN
Less than 1 year	72.4		0.56	116.3		0.58
Between 1 and 3 years	19.4		0.57	9.9		0.55
Between 3 and 5 years	—		—	0.1		0.51
CDN/GBP
Less than 1 year	33.4		1.80	25.7		1.73
Between 1 and 3 years	—		—	3.1		1.74
CDN/USD
Less than 1 year	132.3		1.28	130.0		1.32
Between 1 and 3 years	5.8		1.29	8.7		1.33
GBP/USD
Less than 1 year	31.0		0.71	76.8		0.76
Between 1 and 3 years	12.8		0.76	11.1		0.69
Other currencies
Less than 1 year	139.6		—	111.1		—
Between 1 and 3 years	12.3		—	19.6		—
Total	$1,351.4			$1,380.3

(1) Exchange rates as at the end of the respective fiscal years were used to translate amounts in foreign currencies.

The Company has entered into foreign currency swap agreements related to its June 2007 senior collateralized financing, to convert a portion of the USD-denominated debt into GBP to finance its civil aviation training centre in the United Kingdom. The Company designated one (2017 – one) USD to GBP foreign currency swap agreement as cash flow hedge. The currency swap agreement has an outstanding notional amount of US$1.1 million (£0.6 million) (2017 – US$5.7 million (£2.8 million)) and is amortized in accordance with the repayment schedule of the debt until June 2018.

In fiscal 2013, the Company entered into interest-only cross currency swap agreements related to its multi-tranche private placement debt issued in December 2012, to effectively fix the USD-denominated interest cash flows in CDN equivalent. The Company designated two USD to CDN interest-only currency swap agreements as cash flow hedges with outstanding notional amounts of US$127.0 million ($130.5 million) (2017 – US$127.0 million ($130.5 million)) and US$98.0 million ($100.7 million) (2017 – US$98.0 million ($100.7 million)) corresponding to the two tranches of the private placement until December 2024 and December 2027 respectively.

The Company’s foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity, consistent with the objective to fix currency rates on the hedged item.

Notes to the Consolidated Financial Statements

 Foreign currency risk sensitivity analysis

The following table presents the Company’s exposure to foreign currency risk of financial instruments and the pre-tax effects on net income and OCI as a result of a reasonably possible strengthening of 5% in the relevant foreign currency against the Canadian dollar as at March 31. This analysis assumes all other variables remain constant.

	USD		€		GBP
	Net		Net		Net
	Income	OCI	Income	OCI	Income	OCI
2018	$4.6	$(17.3)	$0.6	$(1.6)	$(0.3)	$(1.6)
2017	$(3.3)	$(10.6)	$0.2	$(0.8)	$(0.5)	$(1.7)

A reasonably possible weakening of 5% in the relevant foreign currency against the Canadian dollar would have an opposite impact on pre-tax income and OCI.

Interest rate risk

Interest rate risk is defined as the Company’s exposure to a gain or a loss to the value of its financial instruments as a result of fluctuations in interest rates. The Company bears some interest rate fluctuation risk on its floating rate long-term debt and some fair value risk on its fixed interest long-term debt. The Company mainly manages interest rate risk by fixing project-specific floating rate debt in order to reduce cash flow variability. The Company has a floating rate debt through its revolving unsecured credit facility and other asset-specific floating rate debts. A mix of fixed and floating interest rate debt is sought to reduce the net impact of fluctuating interest rates. Derivative financial instruments used to manage interest rate exposures are mainly interest rate swap agreements.

As at March 31, 2018, the Company has entered into two (2017 – two) interest rate swap agreements with one (2017 – one) financial institution for a total notional value of $2.2 million (2017 – $10.7 million). After considering these swap agreements, as at March 31, 2018, 88% (2017 – 90%) of the long-term debt bears fixed interest rates.

The Company’s interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity to establish asset and liability management matching, consistent with the objective to reduce risks arising from interest rate movements.

Interest rate risk sensitivity analysis

In fiscal 2018, a 1% increase in interest rates would decrease the Company’s net income by $1.2 million (2017 – $1.3 million) and decrease the Company’s OCI by $0.3 million (2017 – $0.5 million) assuming all other variables remained constant. A 1% decrease in interest rates would have an opposite impact on net income and OCI.

Hedge of share-based payments cost

The Company has entered into equity swap agreements with four (2017 – two) major Canadian financial institutions to reduce its income exposure to fluctuations in its share price relating to the DSU, LTI-DSU and LTI-TB RSU programs. Pursuant to the agreement, the Company receives the economic benefit of dividends and share price appreciation while providing payments to the financial institutions for the institution’s cost of funds and any share price depreciation. The net effect of the equity swaps partly offset movements in the Company’s share price impacting the cost of the DSU, LTI-DSU and LTI-TB RSU programs and is reset quarterly. As at March 31, 2018, the equity swap agreements covered 2,150,000 common shares (2017 – 1,850,000) of the Company.

Hedge of net investments in foreign operations

As at March 31, 2018, the Company has designated a portion of its senior notes totalling US$372.8 million (2017 – US$372.8 million) and a portion of the obligations under finance lease totalling US$8.6 million (2017 – US$9.9 million) as a hedge of its net investments in U.S. entities. Gains or losses on the translation of the designated portion of its senior notes are recognized in OCI to offset any foreign exchange gains or losses on translation of the financial statements of those U.S. entities.

Letters of credit and guarantees

As at March 31, 2018, the Company had outstanding letters of credit and performance guarantees in the amount of $223.4 million (2017 – $238.2 million) issued in the normal course of business. These guarantees are issued under the Revolving Credit Facility and the Performance Securities Guarantee (PSG)  provided by Export Development Corporation (EDC).

The advance payment guarantees are related to progress/milestone payments made by the Company’s customers and are reduced or eliminated upon delivery of the product. The contract performance guarantees are linked to the completion of the intended product or service rendered by the Company and to the customer’s requirements. The customer releases the Company from these guarantees at the signing of a certificate of completion. The letter of credit for the lease obligation provides credit support for the benefit of the owner participant on a sale and leaseback transaction and varies according to the payment schedule of the lease agreement.

CAE Financial report 2018 |

Notes to the Consolidated Financial Statements

	2018	2017
Advance payment	$56.7	$64.3
Contract performance	39.6	47.7
Lease obligations	36.2	35.3
Financial obligations	88.7	88.1
Other	2.2	2.8
	$223.4	$238.2

Sale and leaseback transactions

For certain sale and leaseback transactions, the Company has agreed to guarantee the residual value of the underlying equipment in the event that the equipment is returned to the lessor and the net proceeds of any eventual sale do not cover the guaranteed amount. The maximum amount of exposure is $11.2 million (2017 – $11.6 million), of which $7.2 million matures in fiscal year 2020 and $4.0 million in fiscal year 2023. Of this amount, as at March 31, 2018, $9.2 million is recorded as a deferred gain (2017 – $10.0 million).

Indemnifications

In certain instances when the Company sells businesses, it may retain certain liabilities for known exposures and provide indemnification to the buyer with respect to future claims for certain unknown liabilities that exist, or arise from events occurring, prior to the sale date, including liabilities for taxes, legal matters, environmental exposures, product liability, and other obligations. The terms of the indemnifications vary in duration, from one to two years for certain types of indemnities, terms for tax indemnifications that are generally aligned to the applicable statute of limitations for the jurisdiction in which the divestiture occurred, and terms for environmental liabilities that typically do not expire. The maximum potential future payments that the Company could be required to make under these indemnifications are either contractually limited to a specified amount or unlimited. The Company believes that other than the liabilities already accrued, the maximum potential future payments that it could be required to make under these indemnifications are not determinable at this time, as any future payments would be dependent on the type and extent of the related claims, and all available defences, which cannot be estimated. However, historically, costs incurred to settle claims related to these indemnifications have not been material to the Company’s consolidated financial position, net income or cash flows.

NOTE 30 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

The Company elected to organize its operating segments principally on the basis of its customer markets. The Company manages its operations through its three segments. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker.

Results by segment

The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is operating profit (hereinafter referred to as segment operating income). The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s consolidated financial statements. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

	Civil Aviation		Defence
	Training Solutions		and Security		Healthcare			Total
	2018	2017	2018	2017	2018	2017	2018	2017
External revenue	$1,629.7	$1,556.9	$1,085.1	$1,036.9	$115.2	$110.7	$2,830.0	$2,704.5
Depreciation and amortization
Property, plant and equipment	99.1	102.6	19.1	17.6	2.6	2.6	120.8	122.8
Intangible and other assets	37.5	37.6	30.8	40.2	10.5	11.3	78.8	89.1
Write-downs of inventories – net	2.6	2.5	0.8	1.4	—	0.1	3.4	4.0
Write-downs (reversals of write-downs)
of accounts receivable – net	9.2	3.6	—	—	(0.1)	0.4	9.1	4.0
After tax share in profit of
equity accounted investees	31.4	39.6	11.0	12.1	—	—	42.4	51.7
Segment operating income	324.5	273.2	127.7	120.4	8.8	6.6	461.0	400.2

Notes to the Consolidated Financial Statements

Capital expenditures which consist of additions to non-current assets (other than financial instruments and deferred tax assets), by segment are as follows:

	2018	2017
Civil Aviation Training Solutions	$162.0	$145.3
Defence and Security	49.2	122.7
Healthcare	10.0	6.0
Total capital expenditures	$221.2	$274.0

Operating profit

The following table provides a reconciliation between total segment operating income and operating profit:

	2018	2017
Total segment operating income	$461.0	$400.2
Restructuring, integration and acquisition costs	—	(35.5)
Operating profit	$461.0	$364.7

Assets and liabilities employed by segment

The Company uses assets employed and liabilities employed to assess resources allocated to each segment. Assets employed include accounts receivable, contracts in progress, inventories, prepayments, property, plant and equipment, intangible assets, investment in equity accounted investees, derivative financial assets and other assets. Liabilities employed include accounts payable and accrued liabilities, provisions, contracts in progress, deferred gains and other non-current liabilities and derivative financial liabilities.

Assets and liabilities employed by segment are reconciled to total assets and liabilities as follows:

	2018	2017
Assets employed
Civil Aviation Training Solutions	$2,988.2	$2,821.1
Defence and Security	1,437.9	1,363.6
Healthcare	253.5	264.0
Assets not included in assets employed	1,039.6	906.1
Total assets	$5,719.2	$5,354.8
Liabilities employed
Civil Aviation Training Solutions	$891.8	$835.8
Defence and Security	455.5	482.4
Healthcare	42.0	39.7
Liabilities not included in liabilities employed	1,963.3	1,915.9
Total liabilities	$3,352.6	$3,273.8

Products and services information

The Company's revenue from external customers for its products and services are as follows:

	2018	2017
Revenue
Simulation products	$1,281.7	$1,208.7
Training and services	1,548.3	1,495.8
	$2,830.0	$2,704.5

CAE Financial report 2018 |

Notes to the Consolidated Financial Statements

Geographic information

The Company markets its products and services globally. Sales are attributed to countries based on the location of customers.                                        Non-current assets other than financial instruments and deferred tax assets are attributed to countries based on the location of the assets.

	2018	2017
Revenue from external customers
Canada	$253.6	$269.9
United States	1,049.7	981.3
United Kingdom	232.8	270.2
Germany	95.6	83.8
Netherlands	95.8	88.7
Other European countries	337.6	320.4
United Arab Emirates	102.8	70.5
China	220.0	158.5
Other Asian countries	289.5	321.2
Australia	52.7	65.0
Other countries	99.9	75.0
	$2,830.0	$2,704.5

	2018	2017
Non-current assets other than financial instruments and deferred tax assets
Canada	$904.6	$1,051.1
United States	946.1	988.1
Brazil	118.1	124.9
United Kingdom	250.3	218.0
Luxembourg	194.1	182.9
Netherlands	223.6	159.0
Other European countries	324.8	274.0
Malaysia	197.1	0.1
Other Asian countries	149.2	109.0
Other countries	82.1	74.2
	$3,390.0	$3,181.3

NOTE 31 – RELATED PARTY RELATIONSHIPS

The following tables include principal investments which, in aggregate, significantly impact the results or assets of the Company:

Investments in subsidiaries consolidated in the Company’s financial statements:

		% equity	% equity
		interest	interest
Name	Country of incorporation	2018	2017
AACE Vietnam Limited Liability Company(1)	Vietnam	100.0%	50.0%
CAE Kuala Lumpur Sdn Bhd(1)	Malaysia	100.0%	50.0%
Asian Aviation Centre of Excellence (Singapore) Pte Ltd(1)	Singapore	100.0%	50.0%
CAE (UK) plc	United Kingdom	100.0%	100.0%
CAE (US) Inc.	United States	100.0%	100.0%
CAE Aircrew Training Services plc	United Kingdom	76.5%	76.5%
CAE Australia Pty Ltd.	Australia	100.0%	100.0%
CAE Aviation Services Pte Ltd.	Singapore	100.0%	100.0%
CAE Aviation Training B.V.	Netherlands	100.0%	100.0%
CAE Aviation Training Chile Limitada	Chile	100.0%	100.0%
CAE Aviation Training Peru S.A.	Peru	100.0%	100.0%
CAE Brunei Multi Purpose Training Centre Sdn Bhd	Brunei	60.0%	60.0%
CAE Center Amsterdam B.V.	Netherlands	100.0%	100.0%
CAE Center Brussels N.V.	Belgium	100.0%	100.0%
CAE Centre Copenhagen A/S	Denmark	100.0%	100.0%
CAE Centre Hong Kong Limited	Hong Kong	100.0%	100.0%
CAE Centre Oslo AS	Norway	100.0%	100.0%
CAE Centre Stockholm AB	Sweden	100.0%	100.0%
CAE CFT B.V.	Netherlands	100.0%	100.0%

Notes to the Consolidated Financial Statements

Investments in subsidiaries consolidated in the Company’s financial statements (continued):
		% equity	% equity
		interest	interest
Name	Country of incorporation	2018	2017
CAE CFT Korea Ltd.	Korea	100.0%	100.0%
CAE Civil Aviation Training Solutions, Inc.	United States	100.0%	100.0%
CAE Electronik GmbH	Germany	100.0%	100.0%
CAE Euroco S.à r.l.	Luxembourg	—	100.0%
CAE Flight & Simulator Services Sdn. Bhd.	Malaysia	100.0%	100.0%
CAE Flight Training Center Mexico, S.A. de C.V.	Mexico	100.0%	100.0%
CAE Global Academy Évora, SA	Portugal	100.0%	100.0%
CAE Healthcare Canada Inc.	Canada	100.0%	100.0%
CAE Healthcare, Inc.	United States	100.0%	100.0%
CAE Holdings Limited	United Kingdom	100.0%	100.0%
CAE India Private Limited	India	100.0%	100.0%
CAE Integrated Enterprise Solutions Australia Pty Ltd.	Australia	100.0%	100.0%
CAE International Holdings Limited	Canada	100.0%	100.0%
CAE Luxembourg Acquisition S.à r.l.	Luxembourg	100.0%	100.0%
CAE Luxembourg Financing S.à r.l.	Luxembourg	—	100.0%
CAE Maritime Middle East LLC	United Arab Emirates	49.0%	49.0%
CAE Middle East L.L.C.	United Arab Emirates	49.0%	49.0%
CAE Military Aviation Training Inc.	Canada	100.0%	100.0%
CAE New Zealand Pty Ltd.	New Zealand	100.0%	100.0%
CAE North East Training Inc.	United States	100.0%	100.0%
CAE Oxford Aviation Academy Amsterdam B.V.	Netherlands	100.0%	100.0%
CAE Oxford Aviation Academy Phoenix Inc.	United States	100.0%	100.0%
CAE Services Italia S.r.l.	Italy	100.0%	100.0%
CAE Servicios Globales de Instrucción de Vuelo (España), S.L.	Spain	100.0%	100.0%
CAE Shanghai Company, Limited	China	100.0%	100.0%
CAE SimuFlite Inc.	United States	100.0%	100.0%
CAE Simulation Technologies Private Limited	India	100.0%	100.0%
CAE Simulator Services Inc.	Canada	100.0%	100.0%
CAE Singapore (S.E.A.) Pte Ltd.	Singapore	100.0%	100.0%
CAE South America Flight Training do Brasil Ltda.	Brazil	100.0%	100.0%
CAE STS Limited	United Kingdom	100.0%	100.0%
CAE Training & Services Brussels NV	Belgium	100.0%	100.0%
CAE Training & Services UK Ltd.	United Kingdom	100.0%	100.0%
CAE Training Norway AS	Norway	100.0%	100.0%
CAE USA Inc.	United States	100.0%	100.0%
CAE Verwaltungsgesellschaft mbH	Germany	100.0%	100.0%
Flight Simulator-Capital L.P.	Canada	—	100.0%
Oxford Aviation Academy (Oxford) Limited	United Kingdom	100.0%	100.0%
Parc Aviation Limited	Ireland	100.0%	100.0%
Parc Aviation Engineering Services Ltd	Ireland	100.0%	100.0%
Parc Aviation UK Ltd	United Kingdom	100.0%	100.0%
Parc Interim Limited	Ireland	100.0%	100.0%
Presagis Canada Inc.	Canada	100.0%	100.0%
Presagis Europe (S.A.)	France	100.0%	100.0%
Presagis USA Inc.	United States	100.0%	100.0%
Servicios de Instrucción de Vuelo, S.L.	Spain	80.0%	80.0%
SIM-Industries Brasil Administracao de Centros de Treinamento Ltda.	Brazil	100.0%	100.0%
SIV Ops Training, S.L.	Spain	80.0%	80.0%

(1)These entities became subsidiaries during the third quarter of fiscal 2018 (Note 3).

CAE Financial report 2018 |

Notes to the Consolidated Financial Statements

Investments in joint ventures accounted for under the equity method:
		% equity	% equity
		interest	interest
Name	Country of incorporation	2018	2017
Aviation Training Northeast Asia B.V.	Netherlands	50.0%	50.0%
CAE Flight and Simulator Services Korea, Ltd.	Korea	50.0%	50.0%
CAE Flight Training (India) Private Limited	India	50.0%	50.0%
CAE-LIDER Training do Brasil Ltda.	Brazil	50.0%	50.0%
CAE Melbourne Flight Training Pty Ltd.	Australia	50.0%	50.0%
China Southern West Australia Flying College Pty Ltd.	Australia	47.1%	47.1%
Embraer CAE Training Services, LLC	United States	49.0%	49.0%
Emirates-CAE Flight Training LLC	United Arab Emirates	49.0%	49.0%
Flight Training Alliance GmbH (JV)	Germany	50.0%	50.0%
HATSOFF Helicopter Training Private Limited	India	50.0%	50.0%
HFTS Helicopter Flight Training Services GmbH	Germany	25.0%	25.0%
JAL CAE Flight Training Co. Ltd.	Japan	50.0%	50.0%
National Flying Training Institute Private Limited	India	51.0%	51.0%
Pegasus Ucus Egitim Merkezi A.S.	Turkey	49.9%	49.9%
Pelesys Learning Systems Inc.	Canada	45.0%	—
Philippine Academy for Aviation Training Inc	Philippines	40.0%	20.0%
Rotorsim s.r.l.	Italy	50.0%	50.0%
Rotorsim USA LLC	United States	50.0%	50.0%
Zhuhai Free Trade Zone Xiang Yi Aviation Technology Company Limited	China	—	49.0%
Zhuhai Xiang Yi Aviation Technology Company Limited	China	—	49.0%

Acquisition of 45% interest in Pelesys

The Company purchased 45% of the shares of Pelesys, a global leader in the provision of aviation training solutions and courseware, for a cash consideration of $7.7 million. This joint venture investment is accounted under the equity method. The transaction includes a series of put and call options over the remaining 55% equity interest. The options are exercisable on pre-determined dates, at fair value subject to a pre-defined cap and floor.

In fiscal 2018, the unrecognized share of losses of joint ventures for which the Company ceased to recognize when applying the equity method was $7.0 million (2017 – $1.7 million (profits)). As at March 31, 2018, the cumulative unrecognized share of losses for these entities was $15.9 million (2017 – $8.9 million) and the cumulative unrecognized share of comprehensive loss of joint ventures was $17.1 million (2017 – $10.5 million).

NOTE 32 – RELATED PARTY TRANSACTIONS

The following table presents the Company’s outstanding balances with its joint ventures:

	2018	2017
Accounts receivable (Note 4)	$39.5	$54.0
Contracts in progress: assets	14.5	14.2
Other assets	25.4	27.4
Accounts payable and accrued liabilities (Note 9)	9.7	15.3
Contracts in progress: liabilities	3.9	25.9

Other assets include a finance lease receivable of $9.3 million (2017 – $12.4 million) maturing in October 2022 and carrying an interest rate of 5.14% per annum, a loan receivable of $8.9 million (2017 – $8.4 million) maturing June 2026 and carrying a fixed interest rate of ten years Euro swap rate plus a spread of 2.50%, and a long-term interest-free account receivable of $7.2 million (2017 – $6.6 million) with no repayment term. As at March 31, 2018 and 2017 there are no provisions held against the receivables from related parties.

Notes to the Consolidated Financial Statements

The following table presents the Company’s transactions with its joint ventures:
	2018	2017
Revenue	$65.2	$71.5
Purchases	2.6	4.0
Other income	1.5	1.8

In addition, during fiscal 2018, transactions amounting to $0.8 million (2017 – $1.4 million) were made, at normal market prices, with organizations for which some of the Company’s directors are officers.

Compensation of key management personnel

Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for the Company and include certain executive officers. The compensation of key management for employee services is shown below:

	2018	2017
Salaries and other short-term employee benefits	$7.0	$7.1
Post-employment benefits – defined benefit plans(1)	1.8	1.3
Share-based payments	17.8	16.8
	$26.6	$25.2

(1) Includes net interest on employee benefits obligations.

CAE Financial report 2018 |

Board of Directors and Officers

BOARD OF DIRECTORS

James F. Hankinson

Chair of the Board CAE Inc. Toronto, Ontario

Margaret S. (Peg) Billson 2 Corporate Director Albuquerque, New Mexico

The Honourable Michael M. Fortier, P.C.1* Vice Chair RBC Capital Markets Town of Mount Royal, Québec

Alan N. MacGibbon 1, 2* Corporate Director Toronto, Ontario

The Honourable John Manley,

P.C., O.C.1, 3

President and Chief Executive Officer Business Council of Canada Ottawa, Ontario

François Olivier 2 President and Chief Executive Officer Transcontinental Inc. Montréal, Québec

Marc Parent

President and Chief Executive Officer CAE Inc. Montréal, Québec

Michael E. Roach 2 Corporate Director Montreal, Québec

Gen. Peter J. Schoomaker U.S.A. (Ret.) 1, 3 Corporate Director Tampa, Florida

Andrew J. Stevens 1, 3* Corporate Director Gloucestershire, UK

Katharine B. Stevenson 2, 3 Corporate Director Toronto, Ontario

OFFICERS

James F. Hankinson

Chair of the Board

Marc Parent

President and

Chief Executive Officer

Nick Leontidis

Group President

Civil Aviation Training Solutions

Gene Colabatistto

Group President Defence & Security

Sonya Branco

Vice President, Finance and Chief Financial Officer

Mark Hounsell

General Counsel,

Chief Compliance Officer and Corporate Secretary

Constantino Malatesta

Vice President and Corporate Controller

Mario Pizzolongo

Treasurer

1 Member of the Human Resources Committee 2 Member of the Audit Committee 3 Member of the Governance Committee

(*)	indicates Chair of the Committee
106	| CAE Financial Report 2018

Shareholder and Investor Information

CAE SHARES

CAE’s shares are traded on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange (NYSE) under the symbol “CAE”.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada 100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1 Tel. 514-982-7555 or 1-800-564-6253 (toll free in Canada and the U.S.) www.computershare.com

DIVIDEND REINVESTMENT PLAN

Registered shareholders of CAE Inc. who are resident in Canada or the United Kingdom and who wish to receive dividends in the form of CAE Inc. common shares rather than a cash payment, may participate in CAE's dividend reinvestment plan. In order to obtain the dividend reinvestment plan form, please contact Computershare Trust Company of Canada or go to www.cae.com/dividend.

DIRECT DEPOSIT DIVIDEND

Canadian resident registered shareholders of CAE Inc. who receive cash dividends may elect to have the dividend payment deposited directly to their bank accounts instead of receiving a cheque. In order to obtain the direct deposit dividend form, please contact Computershare Trust Company of Canada.

www.	cae.com/dividend

DUPLICATE MAILINGS

To eliminate duplicate mailings by consolidating accounts, registered shareholders must contact Computershare Trust Company of Canada; non-registered shareholders must contact their investment brokers.

INVESTOR RELATIONS

Quarterly and annual reports as well as other corporate documents are available on our website at www.cae.com. These documents can also be obtained from our Investor Relations department.

Investor Relations

CAE Inc.

8585 Côte-de-Liesse Saint-Laurent, Québec H4T 1G6 Tel. : 1-866-999-6223 investor.relations@cae.com

Version française

Pour obtenir la version française du rapport financier, s’adresser à investisseurs@cae.com.

2018 ANNUAL MEETING

The Annual Shareholders Meeting will be held at 11 a.m. (Eastern Time), Tuesday, August 14, 2018 at the CAE Head Office (Entrance 4 - Auditorium), 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada. The meeting will also be webcast live on CAE’s website, www.cae.com.

AUDITORS

PricewaterhouseCoopers LLP

Chartered Professional Accountants Montreal, Québec

TRADEMARKS

Trademarks and/or registered trademarks of CAE Inc. and/or its affiliates include but are not limited to CAE, CAE Medallion 6000, CAE Simfinity, CAE Fidelis Lucina, CAE VimedixAR, CAE Juno, CAE Lucina AR, CAE Rise, CAE Vïvo, Dynamic Synthetic Environment (DSE), CAE 7000XR Series, CAE 3000 Series, CAE 600XR Series FTD. All other brands and product names are trademarks or registered trademarks of their respective owners. All logos, tradenames and trademarks referred to and used herein remain the property of their respective owners and may not be used, changed, copied, altered, or quoted without the written consent of the respective owner. All rights reserved.

CORPORATE GOVERNANCE

The following documents pertaining to CAE’s corporate governance practices may be accessed either from CAE’s website (www.cae.com) or by request from the Corporate Secretary:

  Board and Board Committee charters

  Position descriptions for the Board Chair, the Committee Chairs and the Chief Executive Officer

  CAE’s Code of Business Conduct

  Corporate Governance Guidelines

Most of the New York Exchange’s (NYSE) corporate governance listing standards are not mandatory for CAE. Significant differences between CAE’s practices and the requirements applicable to U.S. companies listed on the NYSE are summarized on CAE’s website. CAE is otherwise in compliance with the NYSE requirements in all significant respects.

CAE Financial Report 2018 | 107

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations and expected sales. Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should, strategy, future and similar expressions. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

Important risks that could cause such differences include, but are not limited to, risks relating to the industry such as competition, level and timing of defence spending, government-funded defence and security programs, constraints within the civil aviation industry, regulatory rules and compliance, risks relating to CAE such as product evolution, research and development (R&D) activities, fixed-price and long term supply contracts, strategic partnerships and long-term contracts, procurement and original equipment manufacturer (OEM) leverage, warranty or other product-related claims, product integration and program management, protection of our intellectual property, third-party intellectual property, loss of key personnel, labour relations, environmental matters, claims arising from casualty losses, integration of acquired businesses, our ability to penetrate new markets, U.S. foreign ownership, control or influence mitigation measures, length of sales cycle, seasonality, continued returns to shareholders, information technology systems including cybersecurity risk, data privacy risk and our reliance on technology and third-party providers, and risks relating to the market such as foreign exchange, availability of capital, pension plan funding, doing business in foreign countries including corruption risk, political instability and income tax laws. Additionally, differences could arise because of events announced or completed after the date of this report. You will find more information in the Business risk and uncertainty subsection of the Management’s Discussion and Analysis section of this annual report. We caution readers that the risks described above are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this annual report are expressly qualified by this cautionary statement.

108 | CAE Financial Report 2018

As an eTree member, CAE Inc. is committed to meeting shareholder needs while being environmentally friendly. For each shareholder that receives electronic copies of shareholder communications, CAE will plant a tree through Tree Canada, the leader in Canadian urban reforestation. To date
CAE has helped plant 5,267 trees.

FSC® Mix certified paper containing 30% post-consumer and 70% virgin fibre
Certified Ecologo
Manufacturing using biogas energy

cae.com